As filed with the Securities and Exchange Commission on April 19, 2012

Registration No. 333-178479

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PROOFPOINT, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary standard industrial classification code number)	51-0414846 (I.R.S. employer identification no.)

892 Ross Drive
Sunnyvale, CA 94089
(408) 517-4710
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Gary Steele
Chief Executive Officer
Proofpoint, Inc.
892 Ross Drive
Sunnyvale, CA 94089
(408) 517-4710
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Matthew P. Quilter, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Michael T. Yang, Esq. Proofpoint, Inc. 892 Ross Drive Sunnyvale, CA 94089 (408) 517-4710	Jeffrey D. Saper, Esq. Robert G. Day, Esq. Michael E. Coke, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:

           As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, $0.0001 par value per share	7,129,335	$12.00	$85,552,020	$9,805

(1)
Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

(2)
Estimated solely for the purpose of calculating the registration fee.

(3)
Previously paid.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 19, 2012

6,199,421 Shares

Proofpoint, Inc.

Common Stock

        This is the initial public offering of our common stock. We are selling 5,000,000 shares of common stock and the selling stockholders identified in this prospectus are selling 1,199,421 shares of common stock. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $10.00 and $12.00 per share. We have applied to list our common stock on the NASDAQ Global Market under the symbol "PFPT."

        The underwriters have the option to purchase from us a maximum of 750,000 additional shares and from the selling stockholders a maximum of 179,914 additional shares to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 13.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Proofpoint	Proceeds to Selling Stockholders
Per share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about on                      , 2012.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Deutsche Bank Securities

RBC Capital Markets	Pacific Crest Securities	First Analysis Securities Corp.

The date of this prospectus is                      , 2012.

Proofpoint Enterprise
Protection
Proofpoint Enterprise
Privacy
Business
Data
Governance
Proofpoint Enterprise
Archive
Proofpoint Enterprise
Big Data Platform
Cloud Infrastructure

proofpoint™

threat protection | compliance | archiving & governance | secure communication

 Dealer Prospectus Delivery Obligation

        Until                        , 2012 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment in our common stock.

Company Overview

        Proofpoint is a pioneering security-as-a-service vendor that enables large and mid-sized organizations worldwide to defend, protect, archive and govern their most sensitive data. Our security-as-a-service platform is comprised of an integrated suite of on-demand data protection solutions, including threat protection, regulatory compliance, archiving and governance, and secure communication. Our solutions are built on a flexible, cloud-based platform and leverage a number of proprietary technologies, including big data analytics, machine learning, deep content inspection, secure storage and advanced encryption, to address today's rapidly changing threat landscape.

        A fundamental shift in the sources of cyber crime, from hackers to organized crime and governments, combined with the emergence of international data trafficking, are driving an unprecedented wave of targeted, malicious attacks designed to steal valuable information. At the same time, the growth of business-to-business collaboration, as well as the consumerization of IT and the associated adoption of mobile devices and unmanaged Internet-based applications, have proliferated sensitive data and reduced the effectiveness of many existing security products. These factors have contributed to an increasing number of severe data breaches and expanding regulatory mandates, all of which have accelerated demand for effective data protection and governance solutions.

        Our platform addresses this growing challenge by not only protecting data as it flows into and out of the enterprise via on-premise and cloud-based email, instant messaging, social media and other web-based applications, but also securely archiving these communications for compliance and discovery. We address four important problems for the enterprise:

  •
  Keeping malicious content out;

  •
  Preventing the theft or inadvertent loss of sensitive information and, in turn, ensuring compliance with regulatory data protection mandates;

  •
  Collecting, retaining, governing and discovering sensitive data for compliance and litigation support; and

  •
  Securely sharing sensitive data with customers, partners and suppliers.

        Our platform and its associated solutions are sold to customers on a subscription basis and can be deployed through our unique cloud-based architecture that leverages both our global data centers as well as optional points-of-presence behind our customers' firewalls. Our flexible deployment model enables us to deliver superior security and compliance while maintaining the favorable economics afforded by cloud computing, creating a competitive advantage for us over legacy on-premise and cloud-only offerings.

        Our solutions are used by approximately 2,400 customers worldwide, including 26 of the Fortune 100, protecting tens of millions of end-users. We market and sell our solutions worldwide both directly through our sales teams and indirectly through a hybrid model where our sales organization actively assists our network of distributors and resellers. We also distribute our solutions through strategic partners including International Business Machines Corp. (IBM), Microsoft Corporation and VMware, Inc.

Industry Background

        A number of trends are leading to a significant shift in the nature and severity of data security threats and the measures required to address them:

  •
  Data security attacks are becoming more sophisticated and targeted.  Professional criminals, governments and "hacktivists" are increasingly pursuing sensitive information, causing threats to shift from generic malware and high-volume spam to more targeted attacks, including "spear phishing" attacks, focused on high-value financial data.

  •
  Consumerization of IT and growth of business-to-business collaboration increases risk of data loss.  The widespread adoption of consumer technologies in the enterprise and the increasing need for business partners to exchange sensitive data make it more challenging for enterprises to control and govern their data.

  •
  Consequences of data breaches have become more severe.  The monetary and reputational cost of data breaches, whether malicious or inadvertent, is increasing rapidly. An ongoing wave of high profile breaches in multiple industries has exposed a broad range of data, including personal information, diplomatic communications, online banking credentials, financial accounts and health care records.

  •
  Regulatory mandates create additional data protection and governance requirements.  Governments around the world and at all levels of jurisdiction are continuing to enact new laws regarding data protection and privacy as well as new regulations to mandate closer oversight over all aspects of regulatory compliance.

        To protect their data assets, organizations have typically employed a number of disparate on-premise security products. However, these solutions are not well suited to addressing today's challenges and many organizations are still unable to adequately protect their data assets for a variety of reasons, including:

  •
  Legacy threat protection products are increasingly vulnerable to modern targeted attacks.  Widely deployed threat protection products are often ineffective against today's more advanced, targeted attacks.

  •
  Siloed, reactive security and compliance offerings provide inadequate data protection.  Legacy security architectures lack the integration and common policy framework to effectively protect and govern data across the enterprise.

  •
  Traditional security architectures assume data is behind corporate firewalls.  With the consumerization of IT and the associated adoption of mobile devices and cloud-based applications, valuable corporate data is now widely distributed. Legacy systems are unable to provide adequate data protection in this new environment because they are not designed to apply data loss prevention technologies to webmail, Internet-based collaboration applications or social networking sites.

  •
  Inflexible, cumbersome security and compliance systems are often bypassed by end-users.  Most existing solutions are inflexible, cumbersome to use, and hinder end-users' day-to-day business activities, all of which lead end-users to bypass them.

  •
  Discrete, hardware-based offerings have high total cost of ownership.  Traditional on-premise security and archiving products are time consuming to deploy and manage, require redundancy and excess capacity to handle peak-level workloads, and are difficult and expensive to upgrade.

Market Opportunity

        In an attempt to defend against the constantly evolving threat landscape and to comply with government mandates, enterprises are beginning to implement new, more robust corporate policies for data protection, archiving and governance. To enforce these new policies, secure communication technologies and policy-based encryption are being used to limit the leakage of sensitive data and intellectual property, and archiving and eDiscovery solutions are being used to reduce legal compliance risks. According to International Data Corporation (IDC), a third-party market research company, the total worldwide market for data protection solutions is estimated to grow from $5.2 billion in 2011 to $8.0 billion by 2015, a compound annual growth rate (CAGR) of 11%.*

*
See "Industry and Market Data."

The Proofpoint Solution

        Our integrated suite of on-demand security-as-a-service solutions enables large and mid-sized organizations to defend, protect, archive and govern their sensitive data. Our comprehensive platform provides threat protection, regulatory compliance, archiving and governance, and secure communication. These solutions are built on a cloud-based architecture, protecting data not only as it flows into and out of the enterprise via on-premise and cloud-based email, instant messaging, social media and other web-based applications, but also securely archiving these communications for compliance and discovery. We have pioneered the use of innovative technologies to deliver better ease-of-use, greater protection against the latest advanced threats, and lower total cost of ownership than traditional alternatives. The key elements of our solution include:

  •
  Superior protection against advanced, targeted threats.  We use a combination of proprietary technologies for big data analytics, machine learning and deep content inspection to detect and stop targeted "spear phishing" and other sophisticated attacks. By processing and modeling billions of requests per day, our technology can recognize anomalies in traffic flow to detect targeted attacks, distinguish between valid messages and "phishing" messages, and detect targeted "zero-hour" attacks in realtime and quarantine them appropriately.

  •
  Comprehensive, integrated data protection suite.  We offer a comprehensive solution for data protection and governance through an integrated, security-as-a-service platform that improves an organization's ability to detect and mitigate inbound and outbound threats and securely archive and discover communication across all major communication channels including email, instant messaging, social media and other web-based applications.

  •
  Designed to empower end-users.  Our solutions actively enable secure, business-to-business and business-to-consumer communications and make it easy for end-users to share information.

  •
  Security optimized cloud architecture.  Our multi-tenant security-as-a-service solution enables us to leverage the benefits of the cloud to cost-effectively deliver superior security and compliance while optimizing each deployment for the customer's unique threat environment.

  •
  Extensible security-as-a-service platform.  Our security-as-a-service platform integrates with internally developed applications as well as with those developed by third parties while also providing a means to integrate with the other security and compliance components deployed in our customers' infrastructures.

Our Business Strategy

        Our objective is to be the leading security-as-a-service provider of next-generation data protection and governance solutions. The key elements of our strategy include:

  •
  Grow our customer base;

  •
  Broaden the adoption of our platform with existing customers;

  •
  Grow and further expand our international presence;

  •
  Extend our channel partner network;

  •
  Leverage and extend the capabilities of our security-as-a-service platform; and

  •
  Protect against threats from established and emerging communication and collaboration platforms.

Recent Developments

        The following financial information for the quarter ended March 31, 2012 is preliminary, based upon our estimates and subject to completion of our quarter-end financial closing procedures. This data has been prepared by and is the responsibility of management and has not been reviewed or audited by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this preliminary data. This summary is not a comprehensive statement of our financial results for the quarter and our actual results may differ from these estimates. Total revenue for the quarter ended March 31, 2012 is expected to be between $23.5 million and $24.5 million, which would represent an increase of between 25.0% and 30.3% from total revenue of $18.8 million for the quarter ended March 31, 2011. We expect our total expenses for the quarter ended March 31, 2012, including cost of revenue and operating expense, to be consistent with the quarter ended December 31, 2011, primarily as a result of certain non-recurring marketing expenses and legal and acquisition costs that occurred in the quarter ended December 31, 2011, offset by an increase in cost of revenue and research and development expenses in the quarter ended March 31, 2012. Therefore, we expect a modest improvement in our operating loss in the quarter ended March 31, 2012 relative to the quarter ended December 31, 2011. These preliminary results should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," in particular "—Components of Our Results of Operations" and "—Quarterly Results of Operations" therein, and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Risks Affecting Us

        Our business is subject to numerous risks, as highlighted in the section entitled "Risk Factors" immediately following this prospectus summary. Some of these risks include:

  •
  We have a history of losses, and we may not achieve profitability in the future;

  •
  We operate in a highly competitive environment with large established competitors;

  •
  If we are unable to maintain high subscription renewal rates or sell additional solutions to current subscribers, our future revenue and operating results will be harmed;

  •
  If our solutions fail to protect our customers from security breaches, our brand and reputation could be harmed;

  •
  If our customers experience data losses, our brand, reputation and business could be harmed; and

  •
  If enterprises continue to migrate to cloud-based email systems, and we fail to develop, market, or enhance our solutions so that they are valued by either our existing customers currently using these cloud-based systems or by new prospects, our ability to grow or maintain our revenue could be harmed.

Corporate Information

        We were incorporated in Delaware in 2002. Our principal executive offices are located at 892 Ross Drive, Sunnyvale, California 94089, and our telephone number is (408) 517-4710. Our website address is www.proofpoint.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

        Unless otherwise indicated, the terms "Proofpoint," "we," "us" and "our" refer to Proofpoint, Inc., a Delaware corporation, together with its consolidated subsidiaries.

        "Proofpoint" is our registered trademark in the United States, and the Proofpoint logo and all of our product names are our trademarks. This prospectus contains additional trade names, trademarks, and service marks of ours and of other companies. We do not intend our use or display of other companies' trade names, trademarks, or service marks to imply a relationship with these other companies, or endorsement or sponsorship of us by these other companies. Other trademarks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	5,000,000 shares
Common stock offered by the selling stockholders	1,199,421 shares
Total common stock offered	6,199,421 shares
Common stock to be outstanding after this offering	29,527,817 shares
Use of proceeds

We expect to use the net proceeds that we receive from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets. We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."

Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market symbol	PFPT

        The number of shares of our common stock to be outstanding after this offering is based upon the 24,527,817 shares of our common stock outstanding as of December 31, 2011, and does not include:

  •
  10,705,300 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2011, with a weighted-average exercise price of $3.83 per share;

  •
  838,500 shares of our common stock issuable upon the exercise of stock options granted after December 31, 2011 through March 31, 2012, with an exercise price of $7.98 per share;

  •
  2,187 shares of our common stock issuable upon the exercise of a warrant outstanding as of December 31, 2011, with an exercise price of $0.30 per share;

  •
  22,561 shares of our common stock issuable upon the settlement of outstanding restricted stock units (RSUs) as of December 31, 2011; and

  •
  4,841,058 shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan and our 2012 Employee Stock Purchase Plan, each of which will become effective on the first day that our common stock is publicly traded and each of which contains provisions that automatically increase the number of shares reserved for issuance each year, as more fully described in "Executive Compensation—Employee Benefit Plans."

        On March 30, 2012, our board of directors approved a 1-for-2 reverse stock split of our common stock. The reverse stock split became effective on April 2, 2012. Upon the effectiveness of the reverse stock split, (i) every two shares of outstanding common stock was decreased to one share of common stock, (ii) the number of shares of common stock into which each outstanding option to purchase common stock is exercisable was proportionally decreased on a 1-for-2 basis, (iii) the exercise price of each outstanding option to purchase common stock was proportionately increased on a 1-for-2 basis, and (iv) the conversion ratio for each share of preferred stock outstanding was proportionately reduced on a 1-for-2 basis. All of the share numbers, share prices, and exercise prices have been adjusted within the registration statement to which this prospectus relates, on a retroactive basis, to reflect this 1-for-2 reverse stock split.

        In addition, except as otherwise indicated, all information in this prospectus assumes:

  •
  the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 19,567,258 shares of our common stock as, pursuant to the provisions of our certificate of incorporation, holders of more than 66 2/3% of our outstanding convertible preferred stock have elected to automatically convert all of the outstanding convertible preferred stock into common stock, with such conversion to be effective immediately prior to the completion of this offering, see "Description of Capital Stock—Preferred Stock;"

  •
  the filing of our restated certificate of incorporation and the effectiveness of our restated bylaws, which will occur upon the completion of this offering; and

  •
  no exercise by the underwriters of their option to purchase up to an additional 750,000 shares of our common stock from us and an additional 179,914 shares from the selling stockholders in this offering.

Summary Consolidated Financial Information

        The following tables present summary historical financial data for our business. You should read this information in conjunction with "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

        We derived the summary consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Years Ended December 31,
	2009	2010	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription	$42,135	$57,657	$73,896
Hardware and services	6,393	7,133	7,942

Total revenue	48,528	64,790	81,838
Cost of revenue:(1)
Subscription	19,150	24,523	24,193
Hardware and services	3,309	4,082	5,537

Total cost of revenue	22,459	28,605	29,730

Gross profit	26,069	36,185	52,108
Operating expense:(1)
Research and development	11,831	17,583	19,779
Sales and marketing	27,883	31,161	42,676
General and administrative	5,678	7,465	9,237

Total operating expense	45,392	56,209	71,692

Operating loss	(19,323)	(20,024)	(19,584)
Interest income (expense), net	87	(340)	(300)
Other income (expense), net	(269)	(258)	113

Loss before provision for income taxes	(19,505)	(20,622)	(19,771)
Provision for income taxes	(233)	(243)	(370)

Net loss	$(19,738)	$(20,865)	$(20,141)

Net loss per share, basic and diluted	$(6.14)	$(5.84)	$(5.03)

Weighted average shares outstanding, basic and diluted(2)	3,212	3,575	4,005

Pro forma net loss per share, basic and diluted (unaudited)(2)			$(0.86)

Weighted average pro forma shares, basic and diluted (unaudited)(2)			23,572

	Years Ended December 31,
	2009	2010	2011
	(in thousands)
Other Financial Data (unaudited):
Adjusted subscription gross profit(3)	$26,631	$37,236	$53,841
Billings(4)	58,184	76,545	88,977
Adjusted EBITDA(5)	(9,077)	(9,016)	(7,227)

(1)
Includes stock-based compensation and amortization of intangible assets as follows:

	Years Ended December 31,
	2009	2010	2011
	(in thousands)
Stock-based compensation
Cost of subscription revenue	$275	$357	$366
Cost of hardware and services revenue	11	17	29
Research and development	848	1,010	1,247
Sales and marketing	1,030	1,113	1,976
General and administrative	732	868	930
Amortization of intangible assets
Cost of subscription revenue	$3,371	$3,745	$3,772
Research and development	—	—	1
Sales and marketing	408	637	769
(2)
Please see notes 12 and 13 of our notes to consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of basic and diluted net loss per share and pro forma net loss per share.

(3)
Adjusted subscription gross profit is a non-GAAP measure. Please see "—Reconciliation of Non-GAAP Financial Measures" below for more information and the reconciliation of subscription gross profit to adjusted subscription gross profit.

(4)
The billings metric is a non-GAAP measure. Please see "—Reconciliation of Non-GAAP Financial Measures" below for more information and the reconciliation of total revenue to billings.

(5)
Adjusted EBITDA is a non-GAAP measure. Please see "—Reconciliation of Non-GAAP Financial Measures" below for more information and the reconciliation of net loss to adjusted EBIDTA.

	As of December 31, 2011
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$12,714	$12,714	$61,729
Property and equipment, net	7,353	7,353	7,353
Total assets	67,952	67,952	116,000
Debt, current and long term	4,981	4,981	4,981
Deferred revenue, current and long term	76,240	76,240	76,240
Convertible preferred stock	109,911	—	—
Total stockholders' (deficit) equity	(137,347)	(27,436)	21,579

(1)
The pro forma consolidated balance sheet data as of December 31, 2011 reflects the automatic conversion of all our outstanding convertible preferred stock into common stock immediately prior to the completion of this offering, pursuant to the provisions of our certificate of incorporation, holders of more than 66 2/3% of our outstanding convertible preferred stock have elected to automatically convert all of the outstanding convertible preferred stock into common stock, with such conversion to be effective immediately prior to the completion of this offering.

(2)
The pro forma as adjusted consolidated balance sheet data as of December 31, 2011 also gives effect to our receipt of the net proceeds from the sale of the shares of common stock that we are offering at an assumed initial public offering price of $11.00 per share, which is the midpoint of the price range on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) each of cash, cash equivalents and short-term investments, total assets and total stockholders' equity by $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Reconciliation of Non-GAAP Financial Measures

Adjusted subscription gross profit

        We have included adjusted subscription gross profit, a non-GAAP financial measure, in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our operating results, core operating performance, and trends to prepare and approve our annual budget and to develop short- and long-term operational plans. We have provided a reconciliation between subscription gross profit, the most directly comparable GAAP financial measure, and adjusted subscription gross profit. We believe that adjusted subscription gross profit provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

        Our use of adjusted subscription gross profit has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, you should consider adjusted subscription gross profit alongside other financial performance measures, including subscription gross profit and our other GAAP results.

        The following unaudited table presents the reconciliation of subscription gross profit to adjusted subscription gross profit for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Subscription revenue	$42,135	$57,657	$73,896
Cost of subscription revenue	19,150	24,523	24,193

Subscription gross profit	$22,985	$33,134	$49,703
Add back:
Stock-based compensation	275	357	366
Amortization of intangible assets	3,371	3,745	3,772

Adjusted subscription gross profit	$26,631	$37,236	$53,841

Billings

        We have included billings, a non-GAAP financial measure, in this prospectus because it is a key measure used by our management and board of directors to manage our business and monitor our near term cash flows. We have provided a reconciliation between total revenue, the most directly comparable GAAP financial measure, and billings. Accordingly, we believe that billings provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

        Our use of billings as a non-GAAP measure has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for revenue or an analysis of our results as reported under GAAP. Some of these limitations are:

  •
  Billings is not a substitute for revenue, as trends in billings are not directly correlated to trends in revenue except when measured over longer periods of time;

  •
  Billings is affected by a combination of factors including the timing of renewals, the sales of our solutions to both new and existing customers, the relative duration of contracts sold, and the relative amount of business derived from strategic partners. As each of these elements has unique characteristics in the relationship between billings and revenue, our billings activity is not closely correlated to revenue except over longer periods of time; and

  •
  Other companies, including companies in our industry, may not use billings, may calculate billings differently, or may use other financial measures to evaluate their performance - all of which reduce the usefulness of billings as a comparative measure.

        The following unaudited table presents the reconciliation of total revenue to billings for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Total revenue	$48,528	$64,790	$81,838

Deferred revenue
Ending	57,346	69,101	76,240
Beginning	47,690	57,346	69,101

Net change	9,656	11,755	7,139

Billings	$58,184	$76,545	$88,977

Adjusted EBITDA

        We have included adjusted EBITDA, a non-GAAP financial measure, in this prospectus because it is a key metric used by our management and board of directors to measure operating performance and trends and to prepare and approve our annual budget. We define adjusted EBITDA as net loss, adjusted to exclude: depreciation, amortization of intangibles, interest income (expense), net, provision for income taxes, stock-based compensation, acquisition-related expense, other income, and other expense. We believe that adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

  •
  Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

  •
  It is useful to exclude certain non-cash charges, such as depreciation, amortization of intangible assets and stock-based compensation and non-core operational charges, such as acquisition-related expenses, from adjusted EBITDA because the amount of such expenses in any specific period may not be directly correlated to the underlying performance of our business operations and these expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards, as the case may be.

        We use adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

        We do not place undue reliance on adjusted EBITDA as our only measures of operating performance. Adjusted EBITDA should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do, that they do not reflect our capital expenditures or future requirements for capital expenditures and that they do not reflect changes in, or cash requirements for, our working capital.

        The following unaudited table presents the reconciliation of net loss to adjusted EBITDA for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Net loss	$(19,738)	$(20,865)	$(20,141)
Depreciation	3,012	3,261	3,142
Amortization of intangible assets	3,779	4,382	4,542
Interest income (expense), net	(87)	340	300
Provision for income taxes	233	243	370

EBITDA	(12,801)	(12,639)	(11,787)
Stock-based compensation expense	2,896	3,365	4,548
Acquisition-related expense	559	—	125
Other income	(6)	(20)	(141)
Other expense	275	278	28

Adjusted EBITDA	$(9,077)	$(9,016)	$(7,227)

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operation and growth prospects. In such an event, the trading price of our common stock may decline and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a history of losses, and we are unable to predict the extent of any future losses or when, if ever, we will achieve profitability in the future.

        We have incurred net losses in every year since our inception, including net losses of $19.7 million, $20.9 million and $20.1 million in 2009, 2010 and 2011, respectively. As a result, we had an accumulated deficit of $162.1 million as of December 31, 2011. Achieving profitability will require us to increase revenue, manage our cost structure, and avoid unanticipated liabilities. We do not expect to be profitable in the near term. Revenue growth may slow or revenue may decline for a number of possible reasons, including slowing demand for our solutions, increasing competition, a decrease in the growth of our overall market, or if we fail for any reason to continue to capitalize on growth opportunities. Any failure by us to obtain and sustain profitability, or to continue our revenue growth, could cause the price of our common stock to decline significantly.

We operate in a highly competitive environment with large, established competitors, and our competitors may gain market share in the markets for our solutions that could adversely affect our business and cause our revenue to decline.

        Our traditional competitors include security-focused software vendors, such as Symantec Corporation and McAfee, Inc., an Intel Corporation subsidiary, which offer software products that directly compete with our solutions. In addition to competing with these vendors directly for sales to customers, we compete with them for the opportunity to have our solutions bundled with the product offerings of our strategic partners. Our competitors could gain market share from us if any of these partners replace our solutions with the products of our competitors or if these partners more actively promote our competitors' products over our solutions. In addition, software vendors who have bundled our solutions with theirs may choose to bundle their software with their own or other vendors' software, or may limit our access to standard product interfaces and inhibit our ability to develop solutions for their platform.

        We also face competition from large technology companies, such as Cisco Systems, Inc., EMC Corporation, Google Inc., Hewlett-Packard Company, Intel and Microsoft. These companies are increasingly developing and incorporating into their products data protection and storage software that compete on various levels with our solutions. Our competitive position could be adversely affected to the extent that our customers perceive that the functionality incorporated into these products would replace the need for our solutions or that buying from one vendor would provide them with increased leverage and purchasing power and a better customer experience. We also face competition from many smaller companies that specialize in particular segments of the markets in which we compete.

        Many of our competitors have greater financial, technical, sales, marketing or other resources than we do and consequently may have the ability to influence our customers to purchase their products instead of ours. Further consolidation within our industry or other changes in the competitive environment could also result in larger competitors that compete with us on several levels. In addition, acquisitions of smaller companies that specialize in particular segments of the markets in which we compete by large technology companies would result in increased competition from these large technology companies. For example, Google's acquisition of Postini, an email and web security and archiving service, resulted in Google becoming one of our competitors. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, our competitive position and financial results could be adversely affected.

If we are unable to maintain high subscription renewal rates, our future revenue and operating results will be harmed.

        Our customers have no obligation to renew their subscriptions for our solutions after the expiration of their initial subscription period, which typically ranges from one to three years. In addition, our customers may renew for fewer subscription services or users, renew for shorter contract lengths or renew at lower prices due to competitive or other pressures. We cannot accurately predict renewal rates and our renewal rates may decline or fluctuate as a result of a number of factors, including competition, customers' IT budgeting and spending priorities, and deteriorating general economic conditions. If our customers do not renew their subscriptions for our solutions, our revenue would decline and our business would suffer.

If we are unable to sell additional solutions to our customers, our future revenue and operating results will be harmed.

        Our future success depends on our ability to sell additional solutions to our customers. This may require increasingly sophisticated and costly sales efforts and may not result in additional sales. In addition, the rate at which our customers purchase additional solutions depends on a number of factors, including the perceived need for additional solutions, growth in the number of end-users, and general economic conditions. If our efforts to sell additional solutions to our customers are not successful, our business may suffer.

If our solutions fail to protect our customers from security breaches, our brand and reputation could be harmed, which could have a material adverse effect on our business and results of operations.

        The threats facing our customers are constantly evolving and the techniques used by attackers to access or sabotage data change frequently. As a result, we must constantly update our solutions to respond to these threats. If we fail to update our solutions in a timely or effective manner to respond to these threats, our customers could experience security breaches. Many state and foreign governments have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, and any association of us with such publicity may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach at one of our customers would harm our reputation as a secure and trusted company and could cause the loss of customers. Similarly, if a well-publicized breach of data security at a customer of any other cloud-based data protection or archiving service provider or other major enterprise cloud services provider were to occur, there could be a loss of confidence in the cloud-based storage of sensitive data and information generally.

        In addition, our solutions work in conjunction with a variety of other elements in customers' IT and security infrastructure, and we may receive blame and negative publicity for a security breach that may have been the result of the failure of one of the other elements not provided by us. The occurrence of a breach, whether or not caused by our solutions, could delay or reduce market acceptance of our solutions and have an adverse effect on our business and financial performance. In addition, any revisions to our solutions that we believe may be necessary or appropriate in connection with any such breach may cause us to incur significant expenses. Any of these events could have material adverse effects on our brand and reputation, which could harm our business, financial condition, and operating results.

If our customers experience data losses, our brand, reputation and business could be harmed.

        Our customers rely on our archive solutions to store their corporate data, which may include financial records, credit card information, business information, health information, other personally identifiable information or other sensitive personal information. A breach of our network security and systems or other events that cause the loss or public disclosure of, or access by third parties to, our customers' stored files or data could have serious negative consequences for our business, including possible fines, penalties and damages, reduced demand for our solutions, an unwillingness of our customers to use our solutions, harm to our brand and reputation, and time-consuming and expensive litigation. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target, and may originate from less regulated or remote areas around the world. As a result, we may be unable to proactively prevent these techniques, implement adequate preventative or reactionary measures, or enforce the laws and regulations that govern such activities. In addition, because of the large amount of data that we collect and manage, it is possible that hardware failures, human errors or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. If our customers experience any data loss, or any data corruption or inaccuracies, whether caused by security breaches or otherwise, our brand, reputation and business would be harmed.

        Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover any claim against us for loss of data or other indirect or consequential damages. Defending a suit based on any data loss or system disruption, regardless of its merit, could be costly and divert management's attention.

Defects or vulnerabilities in our solutions could harm our reputation, reduce the sales of our solutions and expose us to liability for losses.

        Because our solutions are complex, undetected errors, failures or bugs may occur, especially when solutions are first introduced or when new versions or updates are released despite our efforts to test those solutions and enhancements prior to release. We may not be able to correct defects, errors, vulnerabilities or failures promptly, or at all.

        Any defects, errors, vulnerabilities or failures in our solutions could result in:

  •
  expenditure of significant financial and development resources in efforts to analyze, correct, eliminate or work around errors or defects or to address and eliminate vulnerabilities;

  •
  loss of existing or potential partners or customers;

  •
  loss or disclosure of our customers' confidential information, or the inability to access such information;

  •
  loss of our proprietary technology;

  •
  our solutions being susceptible to hacking or electronic break-ins or otherwise failing to secure data;

  •
  delayed or lost revenue;

  •
  delay or failure to attain market acceptance;

  •
  lost market share;

  •
  negative publicity, which could harm our reputation; or

  •
  litigation, regulatory inquiries or investigations that would be costly and harm our reputation.

        Limitation of liability provisions in our standard terms and conditions may not adequately or effectively protect us from any claims related to defects, errors, vulnerabilities or failures in our solutions, including as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries.

Because we provide security solutions, our software, website and internal systems may be subject to intentional disruption that could adversely impact our reputation and future sales.

        We could be a target of attacks specifically designed to impede the performance of our solutions and harm our reputation. Similarly, experienced computer hackers may attempt to penetrate our network security or the security of our website and misappropriate proprietary information and/or cause interruptions of our services. Because the techniques used by such computer hackers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. If an actual or perceived breach of network security occurs, it could adversely affect the market perception of our solutions, and may expose us to the loss of information, litigation and possible liability. In addition, such a security breach could impair our ability to operate our business, including our ability to provide support services to our customers.

We believe that there is a trend for large and mid-sized enterprises to migrate their on-premise email systems to cloud-based offerings. If we fail to successfully develop, market, broaden or enhance our solutions to continue to be attractive to existing customers currently using cloud-based email systems or by new prospects, our ability to grow or maintain our revenue could be harmed, and our business could suffer.

        We derive a substantial portion of our revenue from our solutions that protect and archive data in our customers' on-premise email systems and expect to continue to do so for the foreseeable future. We currently derive a portion of our revenue from customers using cloud-based email systems such as Google's Google Apps and Microsoft's Office 365, both of which include varying degrees of threat protection and governance services as part of their offering. A significant market shift from on-premise email systems toward such cloud-based email systems could decrease demand for our solutions because customers who move to cloud-based email systems may no longer value our threat and governance solutions and may choose to instead use competing or low cost alternatives from companies such as Google or Microsoft that may offer competing solutions in connection with their cloud-based email systems. If our current or prospective customers who utilize cloud-based systems fail to find value in our solutions or migrate to these other threat or governance offerings, our business could be adversely affected.

Historically, our solutions have been used primarily for email, and any decrease in the use of email systems by large and mid-sized enterprises over time, or the failure of our newly developed solutions for emerging methods of communication and collaboration to gain acceptance could harm our business.

        Historically, our customers have primarily used our solutions to protect and archive data in their corporate email systems. If the use of email decreases, demand for our solutions would decrease and we may fail to diversify our revenue base by increasing demand for our other technology solutions.

        In addition, messaging and collaboration technologies are evolving rapidly. For instance, the widespread adoption and use of mobile devices, unmanaged Internet-based collaboration and file sharing applications and social networking sites have caused valuable and sensitive data to proliferate well beyond traditional corporate email systems, resulting in new and increasing security risks. We are devoting resources to continue developing and marketing our solutions for these emerging methods of communication and collaboration. However, our customers may not perceive the need to deploy our solutions intended to address these emerging areas. If we are unable to successfully develop, market, broaden or enhance our solutions to address the wider range of threats caused by the proliferation of new technologies and methods of communication, demand for our existing solutions would decrease, and our business would be harmed.

If functionality similar to that offered by our solutions is incorporated into our competitors' networking products, potential or existing customers may decide against adding our solutions to their network, which would have an adverse effect on our business.

        Some large, well-established providers of networking equipment, such as Cisco and Juniper Networks, Inc. currently offer, and may continue to introduce, network security features that compete with our solutions, either in stand-alone security products or as additional features in their network infrastructure products. The inclusion of, or the announcement of an intent to include, functionality perceived to be similar to that offered by our solutions in networking products that are already generally accepted as necessary components of customers' network architecture may have an adverse effect on our ability to market and sell our solutions. Furthermore, even if the functionality offered by network infrastructure providers is more limited than that offered by our solutions, a significant number of our customers may elect to accept such limited functionality in lieu of adding appliances or software from an additional vendor such as us. Many organizations have invested substantial personnel and financial resources to design and operate their networks and have established deep relationships with other providers of networking products, which may make them reluctant to add new third-party components to their networks.

Our solutions collect, filter and archive customer data which may contain personal information, which raises privacy concerns and could result in us having liability or inhibit sales of our solutions.

        Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use, and disclosure of personal information. Because many of the features of our solutions use, store, and report on customer data which may contain personal information from our customers, any inability to adequately address privacy concerns, or comply with applicable privacy laws, regulations and policies could, even if unfounded, result in liability to us, damage to our reputation, loss of sales, and harm to our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of our solutions and reduce overall demand for them. Privacy concerns, whether or not valid, may inhibit market adoption of our solutions. For example, in the United States regulations such as the Gramm-Leach-Bliley Act (GLBA), which protects and restricts the use of consumer credit and financial information, and the Health Insurance Portability and Accountability Act of 1996 (HIPAA), which regulates the use and disclosure of personal health information, impose significant security and data protection requirements and obligations on businesses that may affect the use and adoption of our solutions. The European Union has also adopted a data privacy directive that requires member states to impose restrictions on the collection and use of personal data that, in some respects, are more stringent, and impose more significant burdens on subject businesses, than current privacy standards in the United States.

        Any failure or perceived failure to comply with laws and regulations may result in proceedings or actions against us by government entities or others, or could cause us to lose users and customers, which could potentially have an adverse effect on our business.

If we do not effectively expand and train our sales force, we may be unable to add new customers or increase sales to our existing customers and our business will be harmed.

        We continue to be substantially dependent on our sales force to obtain new customers and to sell additional solutions to our existing customers. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be harmed.

Our sales cycle is long and unpredictable, and our sales efforts require considerable time and expense. As a result, our results are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate.

        We sell our security and compliance offerings primarily to enterprise IT departments that are managing a growing set of user and compliance demands, which has increased the complexity of customer requirements to be met and confirmed in the sales cycle. Additionally, we have found that increasingly security, legal and compliance departments are involved in testing, evaluating and finally approving purchases, which has also made the sales cycle longer and less predictable. We may not be able to accurately predict or forecast the timing of sales, which makes our future revenue difficult to predict and could cause our results to vary significantly. In addition, we might devote substantial time and effort to a particular unsuccessful sales effort, and as a result we could lose other sales opportunities or incur expenses that are not offset by an increase in revenue, which could harm our business.

Because our long-term success depends, in part, on our ability to expand the sales of our platform to our customers located outside of the United States, our business will be increasingly susceptible to risks associated with international operations.

        One key element of our growth strategy is to develop a worldwide customer base and expand our operations worldwide. We have added employees, offices and customers internationally, particularly in Europe and Asia. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic, political and competitive risks and competition that are different from those in the United States. Because of our limited experience with international operations, we cannot assure you that our international expansion efforts will be successful or that expected returns on such investments will be achieved in the future.

        In addition, our international operations may fail to succeed due to other risks inherent in operating businesses internationally, including:

  •
  our lack of familiarity with commercial and social norms and customs in other countries which may adversely affect our ability to recruit, retain and manage employees in these countries;

  •
  difficulties and costs associated with staffing and managing foreign operations;

  •
  the potential diversion of management's attention to oversee and direct operations that are geographically distant from our U.S. headquarters;

  •
  compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

  •
  legal systems in which our ability to enforce and protect our rights may be different or less effective than in the United States, including more limited protection for intellectual property rights in some countries;

  •
  immaturity of compliance regulations in other jurisdictions, which may lower demand for our solutions;

  •
  greater difficulty with payment collections and longer payment cycles;

  •
  higher employee costs and difficulty terminating non-performing employees;

  •
  differences in work place cultures;

  •
  the need to adapt our solutions for specific countries;

  •
  our ability to comply with differing technical and certification requirements outside the United States;

  •
  tariffs, export controls and other non-tariff barriers such as quotas and local content rules;

  •
  adverse tax consequences;

  •
  fluctuations in currency exchange rates;

  •
  restrictions on the transfer of funds;

  •
  anti-bribery compliance by us or our partners; and

  •
  new and different sources of competition.

        Our failure to manage any of these risks successfully could harm our existing and future international operations and seriously impair our overall business.

If the market for our delivery model and cloud computing services develops more slowly than we expect, our business could be harmed.

        Our success will depend to a substantial extent on the willingness of enterprises, large and small, to increase their use of cloud computing services. The market for messaging security and data compliance solutions delivered as a service in particular is at an early stage relative to on-premise solutions, and these applications may not achieve and sustain high levels of demand and market acceptance. Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software or hardware appliances for these applications into their businesses or may be reluctant or unwilling to use cloud computing services because they have concerns regarding the risks associated with reliability and security, among other things, of this delivery model, or its ability to help them comply with applicable laws and regulations. If enterprises do not perceive the benefits of this delivery model, then the market for our services may develop more slowly than we expect, which would adversely affect our business and operating results.

If we are unable to enhance our existing solutions and develop new solutions, our growth will be harmed and we may not be able to achieve profitability.

        Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our existing solutions and to introduce new solutions. The success of any enhancement or new solution depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or solution. Any new enhancement or solution we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to successfully develop or acquire new solutions or enhance our existing solutions to meet customer requirements, we may not grow as expected and we may not achieve profitability.

        We cannot be certain that our development activities will be successful or that we will not incur delays or cost overruns. Furthermore, we may not have sufficient financial resources to identify and develop new technologies and bring enhancements or new solutions to market in a timely and cost effective manner. New technologies and enhancements could be delayed or cost more than we expect, and we cannot ensure that any of these solutions will be commercially successful if and when they are introduced.

If we are unable to cost-effectively scale or adapt our existing architecture to accommodate increased traffic, technological advances or changing customer requirements, our operating results could be harmed.

        As our customer base grows, the number of users accessing our solutions over the Internet will correspondingly increase. Increased traffic could result in slow access speeds and response times. Since our customer agreements often include service availability commitments, slow speeds or our failure to accommodate increased traffic could result in breaches of our service level agreements or obligate us to issue service credits. In addition, the market for our solutions is characterized by rapid technological advances and changes in customer requirements. In order to accommodate increased traffic and respond to technological advances and evolving customer requirements, we expect that we will be required to make future investments in our network architecture. If we do not implement future upgrades to our network architecture cost-effectively, or if we experience prolonged delays or unforeseen difficulties in connection with upgrading our network architecture, our service quality may suffer and our operating results could be harmed.

Our quarterly operating results are likely to vary significantly and be unpredictable, which could cause the trading price of our stock to decline.

        Our operating results have historically varied from period to period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

  •
  the level of demand for our solutions and the level of perceived urgency regarding security threats and compliance requirements;

  •
  the timing of new subscriptions and renewals of existing subscriptions;

  •
  the mix of solutions sold;

  •
  the extent to which customers subscribe for additional solutions or increase the number of users;

  •
  customer budgeting cycles and seasonal buying patterns;

  •
  the extent to which we bring on new distributors;

  •
  any changes in the competitive landscape of our industry, including consolidation among our competitors, customers, partners or resellers;

  •
  deferral of orders in anticipation of new solutions or enhancements announced by us;

  •
  price competition;

  •
  changes in renewal rates and terms in any quarter;

  •
  any disruption in our sales channels or termination of our relationship with important channel partners;

  •
  general economic conditions, both domestically and in our foreign markets;

  •
  insolvency or credit difficulties confronting our customers, affecting their ability to purchase or pay for our solutions; or

  •
  future accounting pronouncements or changes in our accounting policies.

        Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our quarterly financial and other operating results, including fluctuations in our key metrics. This variability and unpredictability could result in our failing to meet the expectations of securities analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class action suits. In addition, a significant percentage of our operating expenses are fixed in nature and based on forecasted revenue and cash flow trends. Accordingly, in the event of revenue shortfalls, we are generally unable to mitigate the negative impact on margins or other operating results in the short term.

If we fail to manage our sales and distribution channels effectively or if our partners choose not to market and sell our solutions to their customers, our operating results could be adversely affected.

        We have derived and anticipate that in the future we will continue to derive a substantial portion of the sales of our solutions through channel partners. In order to scale our channel program to support growth in our business, it is important that we continue to help our partners enhance their ability to independently sell and deploy our solutions. We may be unable to continue to successfully expand and improve the effectiveness of our channel sales program.

        Our agreements with our channel partners are generally non-exclusive and some of our channel partners have entered, and may continue to enter, into strategic relationships with our competitors or are competitors themselves. Further, many of our channel partners have multiple strategic relationships and they may not regard us as significant for their businesses. Our channel partners may terminate their respective relationships with us with limited or no notice and with limited or no penalty, pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with our solutions. Our partners also may impair our ability to enter into other desirable strategic relationships. If our channel partners do not effectively market and sell our solutions, if they choose to place greater emphasis on products of their own or those offered by our competitors, or if they fail to meet the needs of our customers, our ability to grow our business and sell our solutions may be adversely affected. Similarly, the loss of a substantial number of our channel partners, and our possible inability to replace them, the failure to recruit additional channel partners, any reduction or delay in their sales of our solutions, or any conflicts between channel sales and our direct sales and marketing activities could materially and adversely affect our results of operations.

Because we recognize revenue from subscriptions over the term of the relevant service period, decreases or increases in sales are not immediately reflected in full in our operating results.

        We recognize revenue from subscriptions over the term of the relevant service period, which typically range from one to three years, with some up to five years. As a result, most of our quarterly revenue from subscriptions results from agreements entered into during previous quarters. Consequently, a shortfall in demand for our solutions in any quarter may not significantly reduce our subscription revenue for that quarter, but could negatively affect subscription revenue in future quarters. We may be unable to adjust our cost structure to compensate for this potential shortfall in subscription revenue. Accordingly, the effect of significant downturns in sales of subscriptions may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our subscription revenue through additional sales in any period, as subscription revenue must be recognized over the term of the contract.

Interruptions or delays in services provided by third parties could impair the delivery of our service and harm our business.

        We currently serve our customers from third-party data center hosting facilities located in the United States, Canada and Europe. We also rely on bandwidth providers, Internet service providers, and mobile networks to deliver our solutions. Any damage to, or failure of, the systems of our third-party providers could result in interruptions to our service. If for any reason our arrangement with one or more of our data centers is terminated we could experience additional expense in arranging for new facilities and support. Our data center facilities providers have no obligations to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements with the facilities providers on commercially reasonable terms or if in the future we add additional data center facility providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center facilities. In addition, the failure of our data centers to meet our capacity requirements could result in interruptions in the availability of our solutions, impair the functionality of our solutions or impede our ability to scale our operations. As we continue to add data centers, restructure our data management plans, and increase capacity in existing and future data centers, we may move or transfer our data and our customers' data. Despite precautions taken during such processes and procedures, any unsuccessful data transfers may impair the delivery of our service, and we may experience costs or downtime in connection with the transfer of data to other facilities.

        We also depend on access to the Internet through third-party bandwidth providers to operate our business. If we lose the services of one or more of our bandwidth providers, or if these providers experience outages, for any reason, we could experience disruption in delivering our solutions or we could be required to retain the services of a replacement bandwidth provider. Our business also depends on our customers having high-speed access to the Internet. Any Internet outages or delays could adversely affect our ability to provide our solutions to our customers.

        Our operations also rely heavily on the availability of electricity, which also comes from third-party providers. If we or the third-party data center facilities that we use to deliver our services were to experience a major power outage or if the cost of electricity were to increase significantly, our operations and financial results could be harmed. If we or our third-party data centers were to experience a major power outage, we or they would have to rely on back-up generators, which might not work properly or might not provide an adequate supply during a major power outage. Such a power outage could result in a significant disruption of our business.

        The occurrence of an extended interruption of ours or third-party services for any reason could result in lengthy interruptions in our services or in the delivery of customers' email and require us to provide service credits, refunds, indemnification payments or other payments to our customers, and could also result in the loss of customers.

Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and harm our financial results.

        Once our solutions are deployed, our customers depend on our support organization to resolve any technical issues relating to our solutions. In addition, our sales process is highly dependent on our solutions and business reputation and on strong recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could harm our reputation, adversely affect our ability to sell our solutions to existing and prospective customers, and harm our business, operating results and financial condition.

        We offer technical support services with many of our solutions. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. Increased customer demand for these services, without corresponding revenue, could increase costs and adversely affect our operating results.

        We have outsourced a substantial portion of our worldwide customer support functions to third-party service providers. If these companies experience financial difficulties, do not maintain sufficiently skilled workers and resources to satisfy our contracts, or otherwise fail to perform at a sufficient level, the level of support services to our customers may be significantly disrupted, which could materially harm our reputation and our relationships with these customers.

If we fail to develop or protect our brand, our business may be harmed.

        We believe that developing and maintaining awareness and integrity of our company and our brand are important to achieving widespread acceptance of our existing and future offerings and are important elements in attracting new customers. We believe that the importance of brand recognition will increase as competition in our market further intensifies. Successful promotion of our brand will depend on the effectiveness of our marketing efforts and on our ability to provide reliable and useful solutions at competitive prices. We plan to continue investing substantial resources to promote our brand, both domestically and internationally, but there is no guarantee that our brand development strategies will enhance the recognition of our brand. Some of our existing and potential competitors have well-established brands with greater recognition than we have. If our efforts to promote and maintain our brand are not successful, our operating results and our ability to attract and retain customers may be adversely affected. In addition, even if our brand recognition and loyalty increases, this may not result in increased use of our solutions or higher revenue.

        In addition, independent industry analysts often provide reviews of our solutions, as well as those of our competitors, and perception of our solutions in the marketplace may be significantly influenced by these reviews. We have no control over what these industry analysts report, and because industry analysts may influence current and potential customers, our brand could be harmed if they do not provide a positive review of our solutions or view us as a market leader.

The steps we have taken to protect our intellectual property rights may not be adequate.

        We rely on a combination of contractual rights, trademarks, trade secrets, patents and copyrights to establish and protect our intellectual property rights. These offer only limited protection, however, and the steps we have taken to protect our proprietary technology may not deter its misuse, theft or misappropriation. Any of our patents, copyrights, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Competitors may independently develop technologies or products that are substantially equivalent or superior to our solutions or that inappropriately incorporate our proprietary technology into their products. Competitors may hire our former employees who may misappropriate our proprietary technology or misuse our confidential information. Although we rely in part upon confidentiality agreements with our employees, consultants and other third parties to protect our trade secrets and other confidential information, those agreements may not effectively prevent disclosure of trade secrets and other confidential information and may not provide an adequate remedy in the event of misappropriation of trade secrets or unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and confidential information, and in such cases we could not assert any trade secret rights against such parties.

        We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our intellectual property rights or misappropriation of our trade secrets, or to establish the validity of our intellectual property rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, operating results and financial condition. Certain jurisdictions may not provide adequate legal infrastructure for effective protection of our intellectual property rights. Changing legal interpretations of liability for unauthorized use of our solutions or lessened sensitivity by corporate, government or institutional users to refraining from intellectual property piracy or other infringements of intellectual property could also harm our business.

        Our issued patents may not provide us with any competitive advantages or may be challenged by third parties, and our patent applications may never be granted at all. It is possible that innovations for which we seek patent protection may not be protectable. Additionally, the process of obtaining patent protection is expensive and time consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Given the cost, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may not choose to seek patent protection for certain innovations. However, such patent protection could later prove to be important to our business. Even if issued, there can be no assurance that any patents will have the coverage originally sought or adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. Any patents that are issued may be invalidated or otherwise limited, or may lapse or may be abandoned, enabling other companies to better develop products that compete with our solutions, which could adversely affect our competitive business position, business prospects and financial condition.

        We cannot assure you that the measures we have taken to protect our intellectual property will adequately protect us, and any failure to protect our intellectual property could harm our business.

Third parties claiming that we infringe their intellectual property rights could cause us to incur significant legal expenses and prevent us from selling our solutions.

        Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our potential patents may provide little or no deterrence. We have received, and may in the future receive, notices that claim we have infringed, misappropriated or otherwise violated other parties' intellectual property rights. To the extent we gain greater visibility, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to software technologies in general and information security technology in particular. There may be third-party intellectual property rights, including issued or pending patents that cover significant aspects of our technologies or business methods. Any intellectual property claims, with or without merit, could be very time consuming, could be expensive to settle or litigate and could divert our management's attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party's rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of one or more of our solutions or features of our solutions and may be unable to compete effectively. Any of these results would harm our business, operating results and financial condition.

        In addition, our agreements with customers and channel partners include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement and, in some cases, for damages caused by us to property or persons. Large indemnity payments could harm our business, operating results and financial condition.

We rely on technology and intellectual property licensed from other parties, the failure or loss of which could increase our costs and delay or prevent the delivery of our solutions.

        We utilize various types of software and other technology, as well as intellectual property rights, licensed from unaffiliated third parties in order to provide certain elements of our solutions. Any errors or defects in any third-party technology could result in errors in our solutions that could harm our business. In addition, licensed technology and intellectual property rights may not continue to be available on commercially reasonable terms, or at all. While we believe that there are currently adequate replacements for the third-party technology we use, any loss of the right to use any of this technology on commercially reasonable terms, or at all, could result in delays in producing or delivering our solutions until equivalent technology is identified and integrated, which delays could harm our business. In this situation we would be required to either redesign our solutions to function with software available from other parties or to develop these components ourselves, which would result in increased costs. Furthermore, we might be forced to limit the features available in our current or future solutions. If we fail to maintain or renegotiate any of these technology or intellectual property licenses, we could face significant delays and diversion of resources in attempting to develop similar or replacement technology, or to license and integrate a functional equivalent of the technology.

Some of our solutions contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

        Some of our solutions are distributed with software licensed by its authors or other third parties under so-called "open source" licenses, which may include, by way of example, the GNU General Public License, or GPL, and the Apache License. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and solutions. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source software, but we cannot be sure that all open source software is submitted for approval prior to use in our solutions, that our programmers have not incorporated open source software into our proprietary solutions and technologies or that they will not do so in the future. In addition, many of the risks associated with usage of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business.

Governmental regulations affecting the export of certain of our solutions could negatively affect our business.

        Our products are subject to U.S. export controls, and we incorporate encryption technology into certain of our products. These encryption products and the underlying technology may be exported outside the United States only with the required export authorizations, including by license, a license exception or other appropriate government authorizations, including the filing of an encryption registration. Governmental regulation of encryption technology and regulation of imports or exports, or our failure to obtain required import or export approval for our products, could harm our international sales and adversely affect our revenue.

        We determined that subsequent to our acquisition of Fortiva, Inc., a Canadian company, in August 2008, we may have shipped a particular hardware appliance model to a limited number of international customers that, prior to shipment, may have required either a one-time product review or application for an encryption registration number in lieu of such product review. We have made a voluntary submission and a supplemental submission to the U.S. Commerce Department's Bureau of Industry and Security (BIS) to report this potential violation.

        The U.S. government also prohibits U.S. companies from doing business with customers in certain restricted countries, including Iran. As part of a pre-IPO due diligence review, we discovered a potential export violation involving the provision of web-based, email communication services through our Everyone.net service, which we acquired in October 2009. Our records indicate that there were two end-users who may have, for a portion of their respective service periods, been located in Iran, a U.S.-designated state sponsor of terrorism. Our internal investigation has progressed and we have found that the issues identified are specific to the acquired Everyone.net system, which has a separate customer database and billing system from that of Proofpoint's other businesses. We do not have any indication that these services were utilized by the Iranian government. The accounts of both end-users were terminated in 2010 and accounted for approximately $14,500 in payments to us in 2009 and $6,000 in payments to us in 2010. We have made a voluntary submission and a supplemental submission to the U.S. Department of Treasury's Office of Foreign Assets Control (OFAC) to report this potential violation.

        Failure to comply with such regulations and these recent voluntary submissions could result in penalties, costs, and restrictions on export privileges, which could also harm our operating results.

We have experienced rapid growth in recent periods. If we fail to manage such growth and our future growth effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

        We have experienced significant growth in recent periods. For example, we grew from 158 employees as of December 31, 2007 to 376 as of December 31, 2011. This growth has placed, and any future growth may place, a significant strain on our management and operational infrastructure, including our hosting operations. Our success will depend, in part, on our ability to manage these changes effectively. We will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth could result in declines in service quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties. Any failure to effectively manage growth could adversely impact our business and reputation.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

        Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Forecasts relating to the expected growth in the security and other markets may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We have and may further expand through acquisitions of, or investments in, other companies, which may divert our management's attention, dilute our stockholders and consume corporate resources that otherwise would be necessary to sustain and grow our business.

        Our business strategy may, from time to time, include acquiring complementary products, technologies or businesses. We also may enter into relationships with other businesses in order to expand our solutions, which could involve preferred or exclusive licenses, additional channels of distribution, or investments by or between the two parties. Negotiating these transactions can be time consuming, difficult and expensive, and our ability to close these transactions may be subject to third-party approvals, such as government regulation, which are beyond our control. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close.

        These kinds of transactions may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of acquired companies, particularly if the key personnel of the acquired business choose not to work for us, and we may have difficulty retaining the customers of any acquired business. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for development of our business. Any acquisition or investment could expose us to unknown liabilities. In addition, as of December 31, 2011, we had $24.7 million in goodwill and intangible assets recorded on our consolidated balance sheet. We may in the future need to incur charges with respect to the write-down or impairment of goodwill or intangible assets, which could adversely affect our operating results. Moreover, we cannot assure you that the anticipated benefits of any acquisition or investment would be realized or that we would not be exposed to unknown liabilities. In connection with these types of transactions, we may issue additional equity securities that would dilute our stockholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur large charges or substantial liabilities, encounter difficulties integrating diverse business cultures, and become subject to adverse tax consequences, substantial depreciation or deferred compensation charges. These challenges related to acquisitions or investments could adversely affect our business, operating results and financial condition.

If we are unable to attract and retain qualified employees, lose key personnel, fail to integrate replacement personnel successfully, or fail to manage our employee base effectively, we may be unable to develop new and enhanced solutions, effectively manage or expand our business, or increase our revenue.

        Our future success depends upon our ability to recruit and retain key management, technical, sales, marketing, finance, and other critical personnel. Despite the economic downturn, competition for qualified management, technical and other personnel is intense, and we may not be successful in attracting and retaining such personnel. If we fail to attract and retain qualified employees, our ability to grow our business could be harmed. Our officers and other key personnel are employees-at-will, and we cannot assure you that we will be able to retain them. Competition for people with the specific skills that we require is significant. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. Volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

        In addition, hiring, training, and successfully integrating replacement personnel could be time consuming, may cause additional disruptions to our operations, and may be unsuccessful, which could negatively impact future revenue.

Changes in laws and/or regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our solutions, and could have a negative impact on our business.

        The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting data privacy and the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our solutions in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, result in a decline in the use of the Internet and the viability of Internet-based applications such as ours and reduce the demand for our solutions.

        The legal and regulatory framework also drives demand for our solutions. Our customers are subject to laws, regulations and internal policies that mandate how they process, handle, store, use and transmit a variety of sensitive data and communications. These laws and regulations are subject to revision, change and interpretation at any time, and any such change could either help or hurt the demand for our solutions. We cannot be sure that the legal and regulatory framework in any given jurisdiction will be favorable to our business or that we will be able to sustain or grow our business if there are any adverse changes to these laws and regulations.

If we are required to collect sales and use taxes on the solutions we sell, we may be subject to liability for past sales and our future sales may decrease.

        State and local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of sales taxes to our subscription services in various jurisdictions is unclear. We have recorded sales tax liabilities of $0.1 million on our consolidated balance sheet as of December 31, 2011 in respect of sales and use tax liabilities in various states and local jurisdictions. It is possible that we could face sales tax audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional amounts as taxes from our customers and remit those taxes to those authorities. We could also be subject to audits with respect to state and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our application or otherwise harm our business and operating results.

Adverse conditions in the national and global economies and financial markets may adversely affect our business and financial results.

        Our financial performance depends, in part, on the state of the economy, which deteriorated in the recent broad recession, and which may deteriorate in the future. Challenging economic conditions worldwide have from time to time contributed, and may continue to contribute, to slowdowns in the information technology industry, resulting in reduced demand for our solutions as a result of continued constraints on IT-related capital spending by our customers and increased price competition for our solutions. Moreover, we target some of our solutions to the financial services industry and therefore if there is consolidation in that industry, or layoffs, or lack of funding for IT purchases, our business may suffer. If unfavorable economic conditions continue or worsen, our business, financial condition and operating results could be materially and adversely affected.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism.

        Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. We have significant operations in the Silicon Valley area of Northern California, a region known for seismic activity. A major earthquake or other natural disaster, fire, act of terrorism or other catastrophic event that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be harmed. These negative events could make it difficult or impossible for us to deliver our services to our customers, and could decrease demand for our services. Because we do not carry earthquake insurance for direct quake-related losses, and significant recovery time could be required to resume operations, our financial condition and operating results could be materially adversely affected in the event of a major earthquake or catastrophic event.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

        Sales to U.S. and foreign federal, state and local governmental agency customers have accounted for a portion of our revenue in past periods, and we may in the future increase sales to government entities. Sales into government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will win a sale. We have invested in the creation of a cloud offering certified under the Federal Information Security Management Act (FISMA) for government usage but we cannot be sure that we will continue to sustain or renew this certification, that the government will continue to mandate such certification or that other government agencies or entities will use this cloud offering. Government demand and payment for our solutions may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions. Government entities may have contractual or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely impact our future results of operations. For example, if the distributor receives a significant portion of its revenue from sales to such governmental entity, the financial health of the distributor could be substantially harmed, which could negatively affect our future sales to such distributor. Governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to continue buying our solutions, a reduction of revenue or fines or civil or criminal liability if the audit uncovers improper or illegal activities. Any such penalties could adversely impact our results of operations in a material way.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

        As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the NASDAQ Global Market. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

        The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, or the SEC, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

        Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

        In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that we are not able to demonstrate compliance with Section 404 of the Sarbanes-Oxley Act that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The NASDAQ Global Market.

        We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made in our internal control and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an "emerging growth company" for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

        Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an "emerging growth company." At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company particularly after we are no longer an "emerging growth company."

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be required to comply with certain of the requirements of the Sarbanes-Oxley Act and the Dodd Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, and the NASDAQ Global Market, our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements.

        However, for as long as we remain an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an "emerging growth company."

        Under the Jumpstart Our Business Startups Act, "emerging growth companies" can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourself of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

        We will remain an "emerging growth company" for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

        After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, when applicable to us. In that regard, we currently do not have an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Related to Our Common Stock

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $11.11 in net tangible book value per share from the price you paid assuming we offer our shares at $11.00, the mid-point of the range on the cover of this prospectus. In addition, investors purchasing common stock in this offering will have contributed 29.0% of the total consideration paid by our stockholders to purchase shares of common stock, but will own 16.9% of our outstanding common stock. Moreover, we issued options and a warrant in the past to acquire common stock at prices significantly below the initial public offering price. As of December 31, 2011, there were 10,705,300 shares of our common stock issuable upon the exercise of stock options outstanding, with a weighted-average exercise price of $3.83 per share. To the extent that these outstanding options are ultimately exercised, you will incur further dilution.

An active, liquid and orderly trading market for our common stock may not develop, the price of our stock may be volatile, and you could lose all or part of your investment.

        Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market in our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all. The market price for shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of common stock at or above the initial public offering price. In addition, the trading price of our common stock following the offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, including but not limited to, those described in this "Risk Factors" section, performance by other companies in our industry and in the technology industry generally, and overall market conditions, some of which are beyond our control. If the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it would likely result in substantial costs and divert management's attention and resources. This could have a material adverse effect on our business, operating results and financial condition.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

        Our certificate of incorporation and bylaws contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition of our company deemed undesirable by our board of directors. These provisions could also reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. Our corporate governance documents include provisions:

  •
  creating a classified board of directors whose members serve staggered three-year terms;

  •
  authorizing "blank check" preferred stock, which could be issued by our board without stockholder approval which may contain voting, liquidation, dividend and other rights which are superior to our common stock;

  •
  limiting the liability of, and providing indemnification to, our directors and officers;

  •
  limiting the ability of our stockholders to call and bring business before special meetings by providing that any stockholder action must be effected at a duly called meeting of the stockholders and not by a consent in writing, and providing that only our board of directors, the chairman of our board of directors, our Chief Executive Officer or President may call a special meeting of the stockholders; and

  •
  requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors.

These provisions, alone or together, could frustrate, delay or prevent hostile takeovers and changes in control or changes in our management.

        As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations merging or combining with us without approval of the holders of a substantial majority of all of our outstanding common stock.

Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in control or acquisition of us.

        After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, 59.4% of our outstanding common stock. As a result, these stockholders, if they were to act together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and the approval of any merger or consolidation of our company or sale of all or substantially all of our assets. In addition, these stockholders, if they were to act together, would have the ability to control the management and affairs of our company through their ability to elect the members of our board of directors. The interests of these stockholders may not always coincide or could conflict with the interests of our other stockholders. For example, these stockholders may cause us to enter into transactions or agreements that we would not otherwise consider or consider transactions that other stockholders may not agree with. In addition, this concentration of ownership might harm the market price of our common stock by:

  •
  delaying, deferring or preventing a change in control of us;

  •
  impeding a merger, consolidation, takeover or other business combination involving us; or

  •
  discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

        Please see "Principal and Selling Stockholders" below for more information regarding the ownership of our outstanding stock by our executive officers and directors, together with their affiliates.

Most of our total outstanding shares may be sold into the market when the "lock-up" period ends. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

        The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if a large number of shares of our common stock becomes available for sale in the public market. After this offering, there will be 29,527,817 shares of our common stock issued and outstanding, based on the 24,527,817 shares of our capital stock outstanding as of December 31, 2011. This number of shares includes the shares that we are selling in this offering, which may be resold in the public market immediately. The remaining outstanding shares are currently restricted from resale as a result of market standoff agreements. In addition, certain of these shares are also subject to lock-up agreements, as more fully described in "Underwriters." In each case, these shares will become available to be sold 181 days after the date of this prospectus, subject to extension in some circumstances. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.

        After this offering, the holders of an aggregate of approximately 20,270,985 shares of our common stock outstanding will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. All of these shares are subject to market standoff and/or lock-up agreements restricting their sale for 180 days after the date of this prospectus subject to extension in some circumstances. We also intend to register shares of common stock for sale that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff and/or lock-up agreements. Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. may, in their sole discretion, permit our officers, directors, employees and current stockholders who are subject to contractual lock-up agreements to sell shares prior to the expiration of the lock-up agreements. See the "Underwriters" section of this prospectus for more information.

        The market price of the shares of our common stock could decline as a result of sales of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

Our management will have broad discretion over the use of the proceeds we receive from this offering and might not apply the proceeds in ways that increase the value of your investment.

        Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply these proceeds in ways that increase the value of your investment. We intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds to acquire, invest in, or obtain rights to complementary technologies, solutions, or businesses. If we do not apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline. You will not have the opportunity to influence our decisions on how we use our net proceeds from this offering.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We currently do not have and may never obtain research coverage by securities analysts, and industry analysts that currently cover us may cease to do so. If no securities analysts commence coverage of our company, or if industry analysts cease coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new solutions could reduce our ability to compete and could harm our business.

        We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. If we issue equity securities in any additional financing, the new securities may have rights and preferences senior to our common stock. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

  •
  develop or enhance our application and services;

  •
  continue to expand our product development, sales and marketing organizations;

  •
  acquire complementary technologies, products or businesses;

  •
  expand operations, in the United States or internationally;

  •
  hire, train and retain employees; or

  •
  respond to competitive pressures or unanticipated working capital requirements.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

        We do not anticipate paying cash dividends on our common stock in the future. As a result, only appreciation of the price of our common stock will provide a return to our stockholders. Investors seeking cash dividends should not invest in our common stock.

About this Prospectus

        You should rely only on the information contained in this document or to which we have referred you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document, or such other dates as are stated in this document, regardless of the time of delivery of this prospectus or of any sale of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        In addition to historical information, this prospectus contains forward-looking statements. We may, in some cases, use words, such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "continue," "should," "would," "could," "potentially," "will" or "may," or other similar words and expressions that convey uncertainty about future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus include, among other things, statements about:

  •
  our expectations regarding our revenue, expenses, and other results of operations;

  •
  our anticipated capital expenditures and our estimates regarding our capital requirements;

  •
  our liquidity and working capital requirements;

  •
  our need to obtain additional funding and our ability to obtain future funding on acceptable terms;

  •
  our spending of the net proceeds from this offering;

  •
  the growth rates of the markets in which we compete;

  •
  our anticipated strategies for growth;

  •
  maintaining and expanding our customer base and our relationships with distributors and resellers;

  •
  our ability to anticipate market needs and develop new and enhanced solutions to meet those needs;

  •
  our current and future solutions and functionality and plans to promote them;

  •
  anticipated trends and challenges in our business and in the markets in which we operate;

  •
  the evolution of technology affecting our solutions, services and markets;

  •
  our ability to adequately protect our intellectual property;

  •
  management compensation and the methodology for its determination;

  •
  our ability to compete in our industry and innovation by our competitors; and

  •
  the estimates and estimate methodologies used in preparing our consolidated financial statements and determining option exercise prices.

        The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These risks, uncertainties and factors include those we discuss in this prospectus under the section entitled "Risk Factors." You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus.

        The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

 INDUSTRY AND MARKET DATA

        This prospectus contains estimates and other statistical data, including those relating to our industry, that we have obtained from industry publications and reports, including reports from IDC, Ponemon Institute and Gartner, Inc. These industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports, based on our industry experience we believe that the publications and reports are reliable and that the conclusions contained in the publications and reports are reasonable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause our actual results to differ materially from those expressed in the industry publications and reports.

        The reports from Gartner described herein, or the Gartner Reports, represent data, research opinion or viewpoints published as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

        In certain instances the sources of the industry and market data contained in this prospectus are identified by superscript asterisk notations. The sources of these data are provided below:

  (1)
  Gartner, Strategies for Dealing with Advanced Targeted Threats, John Pescatore, August 5, 2011.

  (2)
  Gartner, DoD's U.S. Cyber Command's Challenges and Opportunities to Make Military Networks Safe in Cyberspace, Steve Hawald, December 21, 2010.

  (3)
  IDC, Worldwide Archival Storage Solutions 2011-2015 Forecast: Archiving Needs Thrive in an Information-Thirsty World, Marshall Amaldas & Richard L. Villars, October 2011; IDC, Worldwide Data Loss Prevention 2011-2015 Forecast and 2010 Vendor Shares: DLP Gets More Embedded into Enterprise Infrastructure, Phil Hochmuth, November 2011; IDC, Worldwide Messaging Security 2011-2015 Forecast and 2010 Vendor Shares: Content is King; Phil Hochmuth, November 2011.

  (4)
  Ponemon Institute, Second Annual Cost of Cyber Crime Study: Benchmark Study of U.S. Companies, August 2011.

 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $49.0 million, based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase additional shares from us and the selling stockholders is exercised in full, we estimate that we will receive additional net proceeds of $7.7 million. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. A $1.00 increase or decrease in the assumed initial public offering price of $11.00 per share would increase or decrease the net proceeds that we receive from this offering by approximately $4.7 million, assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

        The principal purposes of this offering are to increase our financial flexibility, improve our visibility in the marketplace and create a public market for our common stock. We expect to use the net proceeds that we receive from this offering for working capital and other general corporate purposes. While we have no specific plans at this time, we may use some of the proceeds from this offering to fund the expansion of our domestic and international data center infrastructure or to pay down a portion of our outstanding balances under our equipment loans. As of December 31, 2011, we had $4.9 million outstanding under our equipment loans. In addition, as of December 31, 2011, we had contractual obligations related to capital and operating lease obligations and purchase obligations over the next three years of approximately $5.6 million. The amount of proceeds we use for these purposes, if any, will depend on the level of cash generated from operations. We may also use a portion of the net proceeds that we receive from this offering for investments in or acquisitions of complementary businesses, products, services, technologies or other assets.

        Except as set forth above, we currently have no specific plans for the use of the net proceeds that we receive from this offering. Accordingly, we will have broad discretion in using the net proceeds that we receive from this offering. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any cash dividends on our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, the terms of our equipment loan agreement with Silicon Valley Bank limit our ability to pay dividends.

CAPITALIZATION

        The following table sets forth our consolidated cash, cash equivalents and short-term investments and capitalization as of December 31, 2011 on:

  •
  an actual basis;

  •
  a pro forma basis to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 19,567,258 shares of our common stock immediately prior to the completion of this offering, pursuant to the provisions of our certificate of incorporation, holders of more than 66 2/3% of our outstanding convertible preferred stock have elected to automatically convert all of the outstanding convertible preferred stock into common stock, with such conversion to be effective immediately prior to the completion of this offering; and

  •
  a pro forma as adjusted basis to give further effect to (i) the sale of the 5,000,000 shares of our common stock offered by us in this offering at an assumed initial public offering price of $11.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses; and (ii) the restatement of our certificate of incorporation in connection with this offering to authorize 200,000,000 shares of common stock and 5,000,000 shares of preferred stock.

        The information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with our consolidated financial statements and related notes, "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this prospectus.

	As of December 31, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except per share data)
Cash, cash equivalents and short-term investments	$12,714	$12,714	$61,729

Convertible preferred stock, $0.0001 par value per share: 39,424 shares authorized, 38,942 shares issued and outstanding, actual; no shares authorized, no shares issued or outstanding, pro forma or pro forma as adjusted	$109,911	$—	$—

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value per share: no shares authorized, issued or outstanding, actual or pro forma; 5,000 shares authorized pro forma as adjusted	—	—	—
Common stock, $0.0001 par value per share: 71,400 shares authorized, 4,961 shares issued and outstanding, actual; 71,400 shares authorized, 24,528 shares issued and outstanding, pro forma; 200,000 shares authorized and 29,528 shares issued and outstanding, pro forma as adjusted	1	5	6
Additional paid-in capital	24,773	134,680	183,694
Accumulated other comprehensive loss	(3)	(3)	(3)
Accumulated deficit	(162,118)	(162,118)	(162,118)

Total stockholders' equity (deficit)	(137,347)	(27,436)	21,579

Total capitalization	$(27,436)	$(27,436)	$21,579

        A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders' equity and total capitalization by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

        The number of shares of common stock issued and outstanding as of December 31, 2011 actual, pro forma and pro forma as adjusted in the table above does not include the following shares:

  •
  10,705,300 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2011 with a weighted-average exercise price of $3.83 per share;

  •
  838,550 shares of our common stock issuable upon the exercise of stock options granted after December 31, 2011 through March 31, 2012, with an exercise price of $7.98 per share;

  •
  2,187 shares of our common stock issuable upon the exercise of an outstanding warrant as of December 31, 2011 with an exercise price of $0.30 per share;

  •
  22,561 shares of our common stock issuable upon the settlement of outstanding RSUs as of December 31, 2011; and

  •
  4,841,058 shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan and our 2012 Employee Stock Purchase Plan, each of which will become effective on the completion of this offering and each of which contains provisions that automatically increase the number of shares reserved for issuance each year, as more fully described in "Executive Compensation—Employee Benefit Plans."

 DILUTION

        If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our pro forma net tangible book value as of December 31, 2011 was $(53.2 million), or $(2.17) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2011, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 19,567,258 shares of our common stock immediately prior to the completion of this offering, pursuant to the provisions of our certificate of incorporation, holders of more than 66 2/3% of our outstanding convertible preferred stock have elected to automatically convert all of the outstanding convertible preferred stock into common stock, with such conversion to be effective immediately prior to the completion of this offering.

        After giving effect to the sale by us of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2011 would have been approximately $(3.2 million), or approximately $(0.11) per share. This amount represents an immediate increase in pro forma net tangible book value of $2.06 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $11.11 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price, or approximately 101.0% of the assumed initial public offering price.

        The following table illustrates this dilution:

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share as of December 31, 2011	$(2.17)

Increase in pro forma net tangible book value per share attributable to new investors	$2.06

Pro forma as adjusted net tangible book value per share after this offering		(0.11)

Dilution per share to investors in this offering		$11.11

        A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our adjusted net tangible book value per share to new investors by approximately $0.16 and would increase (decrease) dilution per share to new investors by approximately $0.84, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options or the outstanding warrant are exercised, you will experience further dilution.

        The following table presents on a pro forma as adjusted basis as of December 31, 2011, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock immediately prior to the completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes proceeds received from the issuance of common and convertible preferred stock, cash received from the exercise of stock options and the average price per share paid by our existing stockholders and by our new investors purchasing shares in this offering at an assumed offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	24,527,817	83.1%	$134,683,555	71.0%	$5.49
New investors	5,000,000	16.9	55,000,000	29.0	11.00

Total	29,527,817	100.0%	$189,683,555	100.0%

        A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) the total consideration paid by new investors by $5.0 million and increase (decrease) the percent of total consideration paid by new investors by 1.8% points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

        Assuming the underwriters' option to purchase additional shares is exercised in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to 81.0% and will increase the number of shares held by our new investors to 5,750,000, or 19.0%.

        The number of shares of our common stock to be outstanding after this offering is based upon the number of shares of our common stock outstanding as of December 31, 2011 and excludes:

  •
  10,705,300 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2011, with a weighted-average exercise price of $3.83 per share;

  •
  838,500 shares of our common stock issuable upon the exercise of stock options granted after December 31, 2011 through March 31, 2012, with an exercise price of $7.98 per share;

  •
  2,187 shares of our common stock issuable upon the exercise of an outstanding warrant as of December 31, 2011, with an exercise price of $0.30 per share;

  •
  22,561 shares of our common stock issuable upon the settlement of outstanding RSUs as of December 31, 2011; and

  •
  4,841,058 shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan and our 2012 Employee Stock Purchase Plan, each of which will become effective on the first day that our common stock is publicly traded and each of which contains provisions that automatically increase the number of shares reserved for issuance each year, as more fully described in "Executive Compensation—Employee Benefit Plans."

        To the extent that outstanding options or the outstanding warrant are exercised, or outstanding RSUs are settled, you will experience further dilution.

        In addition, to the extent we choose to raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables present selected historical financial data for our business. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

        We derived the consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011, and the consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the years ended December 31, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007, 2008 and 2009 from our audited financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription	$20,823	$31,115	$42,135	$57,657	$73,896
Hardware and services	5,105	7,128	6,393	7,133	7,942

Total revenue	25,928	38,243	48,528	64,790	81,838
Cost of revenue:(1)
Subscription	5,767	11,907	19,150	24,523	24,193
Hardware and services	3,319	3,850	3,309	4,082	5,537

Total cost of revenue	9,086	15,757	22,459	28,605	29,730

Gross profit	16,842	22,486	26,069	36,185	52,108
Operating expense:(1)
Research and development	6,221	10,926	11,831	17,583	19,779
Sales and marketing	19,445	32,439	27,883	31,161	42,676
General and administrative	3,925	5,224	5,678	7,465	9,237

Total operating expense	29,591	48,589	45,392	56,209	71,692

Operating loss	(12,749)	(26,103)	(19,323)	(20,024)	(19,584)
Interest income (expense), net	491	536	87	(340)	(300)
Other income (expense), net	73	(183)	(269)	(258)	113

Loss before provision for income taxes	(12,185)	(25,750)	(19,505)	(20,622)	(19,771)
Provision for income taxes	(102)	(138)	(233)	(243)	(370)

Net loss	$(12,287)	$(25,888)	$(19,738)	$(20,865)	$(20,141)

Net loss per share, basic and diluted	$(4.84)	$(8.73)	$(6.14)	$(5.84)	$(5.03)

Weighted average shares outstanding, basic and diluted(2)	2,539	2,964	3,212	3,575	4,005

Pro forma net loss per share, basic and diluted (unaudited)(2)					$(0.86)

Weighted average pro forma shares, basic and diluted (unaudited)(2)					23,572

(1)
Includes stock-based compensation and amortization of intangible assets as follows:

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Stock-based compensation
Cost of subscription revenue	$21	$178	$275	$357	$366
Cost of hardware and services revenue	2	1	11	17	29
Research and development	200	519	848	1,010	1,247
Sales and marketing	208	703	1,030	1,113	1,976
General and administrative	330	707	732	868	930
Amortization of intangible assets
Cost of subscription revenue	$—	$1,488	$3,371	$3,745	$3,772
Research and development	—	—	—	—	1
Sales and marketing	—	163	408	637	769

(2)
Please see notes 12 and 13 of our notes to consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of basic and diluted net loss per share of common stock and pro forma net loss per share of common stock.

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$9,185	$19,355	$11,317	$12,747	$12,714
Property and equipment, net	2,410	3,861	4,455	4,630	7,353
Total assets	28,419	64,138	63,722	62,352	67,952
Debt, current and long term	1,108	723	741	264	4,981
Deferred revenue, current and long term	34,292	47,690	57,346	69,101	76,240
Convertible preferred stock	58,103	102,380	108,329	109,820	109,911
Total stockholders' deficit	(72,043)	(95,508)	(112,142)	(128,401)	(137,347)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those forward-looking statements below. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the section entitled "Risk Factors" included elsewhere in this prospectus.

Overview

        Proofpoint is a pioneering security-as-a-service vendor that enables large and mid-sized organizations worldwide to defend, protect, archive and govern their most sensitive data. Our security-as-a-service platform is comprised of an integrated suite of on-demand data protection solutions, including threat protection, regulatory compliance, archiving and governance, and secure communication.

        We were founded in 2002 to provide a unified solution to help enterprises address their growing data security requirements. Our first solution was commercially released in 2003 to combat the burgeoning problem of spam and viruses and their impact on corporate email systems. As the threat environment has continued to evolve, we have dedicated significant resources to meet the ongoing challenges that this highly dynamic environment creates for our customers. In addition, we have invested significantly to expand the breadth of our data protection platform:

  •
  In 2004, we launched our Regulatory Compliance and Digital Asset Security solutions, designed to prevent the loss of critical data. These Data Loss Prevention, or DLP, solutions apply our proprietary machine learning and deep content inspection technologies to screen outbound email to prevent the theft or inadvertent loss of sensitive or confidential information.

  •
  In 2005, we launched Proofpoint Secure Messaging, our first email encryption solution.

  •
  In 2006, we combined our email encryption and DLP technologies to develop a new solution for policy-based encryption, enabling each outgoing message to be inspected for confidential content and automatically encrypted accordingly.

  •
  In 2007, we began selling our software-based virtual appliance, enabling our customers to deploy our solutions in a private cloud configuration. We also invested in international expansion by establishing a team in the United Kingdom as a precursor to the build out of our data center infrastructure, and launching operations in Germany and the Netherlands to support our customers outside of the United States.

  •
  In 2008, we introduced Proofpoint Enterprise Archive, a cloud-based email archiving solution that enables businesses to securely archive both their email and instant message conversations while enabling real-time access to the entire repository for quick and easy electronic discovery, or eDiscovery.

  •
  In 2009, we launched Proofpoint Encryption, a proprietary email encryption solution that improved the level of integration across our data protection suite and allowed us to phase out technology licensed from a third party. We also introduced a cloud-based email messaging service.

  •
  In 2010, we evolved our solutions to address new forms of messaging and information sharing in the enterprise such as social media and Internet-based collaboration and file sharing applications.

  •
  In 2011, we achieved FISMA certification for our cloud-based archiving and governance solution, enabling us to serve the rigorous security requirements of U.S. Federal agencies. We also introduced an integrated security offering in conjunction with VMware for its Zimbra Collaboration Server.

  •
  In 2012, we introduced Proofpoint Enterprise Governance, an information governance solution that provides organizations the ability to monitor and apply governance policies to unstructured information across the enterprise.

        Our business is based on a recurring revenue model. Our customers pay a subscription fee to license the various components of our security-as-a-service platform for a contract term that is typically one to three years. At the end of the license term, customers may renew their subscription and in each year since the launch of our first solution in 2003, we have retained over 90% of our customers. We derive this retention rate by calculating the total annually recurring subscription revenue from customers currently using our security-as-a-service platform and dividing it by the total annually recurring subscription revenue from both these current customers as well as all business lost through non-renewal. A growing number of our customers increase their annual subscription fees after their initial purchase by broadening their use of our platform or by adding more users, as evidenced by the fact that these sales consistently represent 15% or more of our billings each year since 2008. As our business has grown, our subscription revenue has increased as a percentage of our total revenue, from 87% of total revenue in 2009 to 90% in 2011.

        We market and sell our solutions to large and mid-sized customers both directly through our field and inside sales teams and indirectly through a hybrid model where our sales organization actively assists our network of distributors and resellers. We also derive a lesser portion of our revenue from the license of our solutions to strategic partners who offer our solutions in conjunction with one or more of their own products or services.

        Our sales and marketing operation consists of sales people and associated marketing resources, each of whom are assigned to a specific geographic territory. Their mission is to grow additional revenue within their respective territory in whatever manner is most efficient, either by obtaining new customers or by working with existing customers to expand their use of our solutions. Our sales teams are compensated equally for sales to new customers or sales of additional solutions to existing customers, and we do not allocate sales and marketing resources between activities related to the acquisition of new customers and activities associated with the sale of additional solutions to existing customers.

        We invoice our customers for the entire contract amount at the start of the term. The majority of these invoiced amounts are treated as deferred revenue on our consolidated balance sheet and are recognized ratably over the term of the contract. We invoice our strategic partners on a monthly basis, and the associated fees vary based upon the level of usage during the month by their customers. These amounts are recognized as revenue at the time of invoice.

        Our solutions are designed to be implemented, configured and operated without the need for any training or professional services. For those customers that seek to develop deeper expertise in the use of our solutions or would like assistance with complex configurations or the importing of data, we offer various training and professional services. In some cases, we provide a hardware appliance to those customers that elect to host elements of our solution behind their firewall. Increasing adoption of virtualization in the data center has led to a decline in the sales of our hardware appliances and a shift towards our software-based virtual appliances, which are delivered as a download via the Internet. Our hardware and services offerings carry lower margins and are provided as a courtesy to our customers. The revenue derived from these offerings has declined from 13% of total revenue in 2009 to 10% of total revenue in 2011. We view this trend as favorable to our business and expect the overall proportion of total revenue derived from these offerings to continue to gradually decline.

        The substantial majority of our revenue is derived from our customers in the United States. We believe the markets outside of the United States offer an opportunity for growth and we intend to make additional investments in sales and marketing to expand in these markets. Customers from outside of the United States represented 23%, 20% and 21% of total revenue for 2009, 2010 and 2011, respectively. As of December 31, 2011, we had approximately 2,400 customers around the world, including 25 of the Fortune 100. No single partner or customer accounted for more than 10% of our total revenue in 2009, 2010 or 2011.

        We have not been profitable to date and will need to grow revenue at a rate faster than our investments in cost of revenue and operating expenses in order to achieve profitability, as discussed in more detail below.

Key Opportunities and Challenges

        The majority of costs associated with generating customer agreements are incurred up front. These upfront costs include direct incremental sales commissions, which are recognized upon the billing of the contract. The costs associated with the teams tasked with closing business with new customers and additional business with our existing customers have represented more than 90% of our total sales and marketing costs since 2008. Although we expect customers to be profitable over the duration of the customer relationship, these upfront costs typically exceed related revenue during the earlier periods of a contract. As a result, while our practice of invoicing our customers for the entire amount of the contract at the start of the term provides us with a relatively immediate contribution to cash flow, the revenue is recognized ratably over the term of the contract, and hence contributions toward operating income are limited in the period where these sales and marketing costs are incurred. Accordingly, an increase in the mix of new customers as a percentage of total customers would likely negatively impact our near-term operating results. On the other hand, we expect that an increase in the mix of existing customers as a percentage of total customers would positively impact our operating results over time. As we accumulate customers that continue to renew their contracts, we anticipate that our mix of existing customers will increase, contributing to a decrease in our sales and marketing costs as a percentage of total revenue and a commensurate improvement in our operating income.

        As part of maintaining our security-as-a-service platform, we provide ongoing updates and enhancements to the platform services both in terms of the software as well as the underlying hardware and data center infrastructure. These updates and enhancements are provided to our customers at no additional charge as part of the subscription fees paid for the use of our platform. While more traditional products eventually become obsolete and require replacement, we are constantly updating and maintaining our cloud-based services and as such they operate with a continuous product life cycle. Much of this work is designed to both maintain and enhance the customers' experience over time while also lowering our costs to deliver the service, as evidenced by our improvements in gross profit over the past three years. Our security-as-a-service platform is a shared infrastructure that is used by all of our approximately 2,400 customers. Accordingly, the costs of the platform are spread in a relatively uniform manner across the entire customer base and no specific infrastructure elements are directly attached to any particular customer. As such, in the event that a customer chooses to not renew its subscription, the underlying resources are reallocated either to new customers or to accommodate the expanding needs of our existing customers and, as a result, we do not believe that the loss of any particular customer has a meaningful impact on our gross profit as long as we continue to grow our customer base.

        To date, our customers have primarily used our solutions in conjunction with email messaging content. We have developed solutions to address the new and evolving messaging solutions such as social media and file sharing applications, but these solutions are relatively nascent. If customers increase their use of these new messaging solutions in the future, we anticipate that our growth in revenue associated with email messaging solutions may slow over time. Although revenue associated with our social media and file sharing applications has not been material to date, we believe that our ability to provide security, archiving, governance and discovery for these new solutions will be viewed as valuable by our existing customers, enabling us to derive revenue from these new forms of messaging and communication.

        While the majority of our current and prospective customers run their email systems on premise, we believe that there is a trend for large and mid-sized enterprises to migrate these systems to the cloud. While our current revenue derived from customers using cloud-based email systems is approximately 10% of our total revenue, many of these cloud-based email solutions offer some form of threat protection and governance services, potentially mitigating the need for customers to buy these capabilities from third parties such as ourselves. We believe that we can continue to provide security, archiving, governance, and discovery solutions that are differentiated from the services offered by cloud-based email providers, and as such our platform will continue to be viewed as valuable to enterprises once they have migrated their email services to the cloud, enabling us to continue to derive revenue from this new trend toward cloud-based email deployment models.

        We are currently in the midst of a significant investment cycle in which we have taken steps designed to drive future revenue growth and profitability. For example, we plan to build out our infrastructure, develop our technology, offer additional security-as-a-service solutions, and expand our sales and marketing personnel both in North America and internationally. Accordingly, we expect that our total cost of revenue and operating expenses will continue to increase in absolute dollars, limiting our ability to achieve and maintain positive operating cash flow and profitability in the near term.

        With the majority of our business, we invoice our customers for the entire contract amount at the start of the term and these amounts are recorded as deferred revenue on our balance sheet, with the dollar weighted average duration of these contracts for any given period over the past three years typically ranging from 20 to 25 months. As a result, while our practice of invoicing customers for the entire amount of the contract at the start of the term provides us with a relatively immediate contribution to cash flow, the revenue is recognized ratably over the term of the contract, and hence contributions toward operating income are realized over an extended period. Accordingly, when comparing 2011 with 2008, our cash flow related to operating activities improved by $7.4 million while our operating income improved by only $6.5 million. As such, our efforts to improve our profitability require us to invest far less in operating expenses than the cash flow generated by our business might otherwise allow. As we strive to invest in an effort to continue to increase the size and scale of our business, we expect that the level of investment afforded by our growth in revenue should be sufficient to fund the investments needed to drive revenue growth and broaden our product line.

        Considering all of these factors, we do not expect to be profitable on a GAAP basis in the near term and in order to achieve profitability we will need to grow revenue at a rate faster than our investments in operating expenses and cost of revenue.

        We intend to grow our revenue through acquiring new customers by investing in our sales and marketing activities. We believe that an increase in new customers in the near term will result in a larger base of renewal customers, which, over time we expect to be more profitable for us.

        Sales and marketing is our greatest expense and hence a significant contributing factor to our operating losses. Given that our costs to acquire new revenue sources, either in the form of new customers or the sale of additional solutions to existing customers, often exceed the actual revenue recognized in the initial periods, we believe that our opportunity to improve our return on investment on sales and marketing costs relies primarily on our ongoing ability to cost effectively renew our business with existing customers, thereby lowering our overall sales and marketing costs as a percentage of revenue as the mix of revenue derived from this more profitable renewal activity increases over time. Therefore, we anticipate that our initial significant investments in sales and marketing activities will over time generate a larger base of more profitable customers. Cost of subscription revenue is also a significant expense for us, and we expect to continue to build on the improvements over the past three years, such as in replacing third-party technology with our proprietary technology and improving the utilization of our fixed investments in equipment and infrastructure, in order to provide the opportunity for improved subscription gross margins over time. Although we plan to continue enhancing our solutions, we intend to lower our rate of investment in research and development as a percentage of revenue over time by deriving additional revenue from our existing platform of solutions rather than by adding entirely new categories of solutions. In addition, as personnel costs are one of the primary drivers of the increases in our operating expenses, we plan to reduce our historical rate of headcount growth over time.

Key Metrics

        We regularly review a number of metrics, including the following key metrics presented in the unaudited table below, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. Many of these key metrics, such as adjusted subscription gross profit and billings, are non-GAAP measures. This non-GAAP information is not necessarily comparable to non-GAAP information of other companies. Non-GAAP information should not be viewed as a substitute for, or superior to, net loss prepared in accordance with GAAP as a measure of our profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See "Summary Consolidated Financial Information—Reconciliation of Non-GAAP Financial Measures" above for a reconciliation of the non-GAAP information to GAAP.

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Total revenue	$48,528	$64,790	$81,838
Growth	27%	34%	26%
Subscription revenue	$42,135	$57,657	$73,896
Growth	35%	37%	28%
Adjusted subscription gross profit	$26,631	$37,236	$53,841
% of subscription revenue	63%	65%	73%
Billings	$58,184	$76,545	$88,977
Growth	13%	32%	16%

        Subscription revenue.    Subscription revenue represents the recurring subscription fees paid by our customers and recognized as revenue during the period for the use of our security-as-a-service platform, typically licensed for one to three years at a time. We consider subscription revenue to be a key business metric because it reflects the recurring aspect of our business model and is the primary driver of growth for our business over time. The consistent growth in subscription revenue over the past several years has resulted from our ongoing investment in sales and marketing personnel, our efforts to expand our customer base, and our efforts to broaden the use of our platform with existing customers.

        Adjusted subscription gross profit.    Adjusted subscription gross profit is a non-GAAP financial measure that we calculate as the gross profit generated by our subscription revenue, adjusted to exclude stock-based compensation and the amortization of intangibles related to prior acquisitions. We believe that adjusted subscription gross profit provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors. This metric represents the gross profit on our recurring subscription revenue and is directly related to our ability to generate profitability. Adjusted subscription gross profit, when measured as a percentage of subscription revenue, improved from 65% in 2010 to 73% during 2011. These improvements resulted from our ongoing efforts to reduce our cost of subscription revenue through the replacement of technology licensed from third parties with our own proprietary technology in conjunction with improved operating leverage on our data center infrastructure. Improvements in the gross profit of these subscription services enhance our ability to drive positive cash flow and profitability for our business overall. For more information about adjusted subscription gross profit, see "Summary Consolidated Financial Information—Reconciliation of Non-GAAP Financial Measures."

        Billings.    Billings is a non-GAAP financial measure that is a direct reflection of our overall sales activity in the period. Billings can be derived by adding the change in the deferred revenue between the start and end of the period to the revenue recognized in the same time frame. Billings consist of all amounts invoiced to customers for non-cancelable sales transactions and hence are important as they correspond directly to our near-term cash flow. However, trends in billings are not directly correlated to trends in revenue except when measured over longer periods of time, as billings are affected by a combination of factors including the timing of renewals, the sales of our solutions to both new and existing customers, the relative duration of contracts sold, and the relative amount of business derived from strategic partners. Each of these elements has unique characteristics in the relationship between billings and revenue, and as such our billings activity is not closely correlated to revenue over shorter periods of time. For more information about billings, see "Summary Consolidated Financial Information—Reconciliation of Non-GAAP Financial Measures."

Components of Our Results of Operations

Revenue

        We derive our revenue primarily through the license of various solutions and services on our security-as-a-service platform on a subscription basis, supplemented by the sales of training, professional services and hardware depending upon our customers' requirements.

        Subscription.    We license our platform and its associated solutions and services on a subscription basis. The fees are charged on a per user, per year basis. Subscriptions are typically one to three years in duration. We invoice our customers upon signing for the entire term of the contract. The invoiced amounts billed in advance are treated as deferred revenue on the balance sheet and are recognized ratably, in accordance with the appropriate revenue recognition guidelines, over the term of the contract (see —Critical Accounting Policies). We also derive a portion of our subscription revenue from the license of our solutions to strategic partners. We bill these strategic partners monthly. As our business has grown, our subscription revenue has increased as a percentage of our total revenue, from 87% of total revenue in 2009 to 90% in 2011.

        Hardware and services.    We provide hardware appliances as a convenience to our customers and as such it represents a small part of our business. Our solutions are designed to be implemented, configured and operated without the need for any training or professional services. For those customers that seek to develop deeper expertise in the use of our solutions or would like assistance with complex configurations or the importing of data, we offer various training and professional services. We typically invoice the customer for hardware at the time of shipment. Effective January 1, 2011, we adopted the revenue recognition guidance of Accounting Standards Update (ASU) 2009-13 and ASU 2009-14, which mandate that our revenue derived from the sale of hardware be recognized at the time of shipment. Prior to the adoption of this new accounting guidance, hardware revenue was recognized ratably over the duration of the contract. We typically invoice customers for services at the time the order is placed and recognize this revenue ratably over the term of the contract. On occasion, customers may retain us for special projects such as archiving import and export services; these types of services are recognized upon completion of the project. The revenue derived from these hardware and services offerings has declined from 13% of total revenue in 2009 to 10% of total revenue in 2011. We view this trend as favorable to our business and expect the overall proportion of revenue derived from these offerings to continue to decline gradually.

Total Cost of Revenue

        Cost of Subscription Revenue.    Cost of subscription revenue primarily includes personnel costs, consisting of salaries, benefits, bonuses, and stock-based compensation, for employees who provide support services to our customers and operate our data centers. Our operations and customer support headcount increased from 30 employees as of January 1, 2009 to 66 employees as of December 31, 2011. Other costs include fees paid to contractors who supplement our support and data center personnel; expenses related to the use of third-party data centers in both the United States and internationally; depreciation of data center equipment; amortization of licensing fees and royalties paid for the use of third-party technology; amortization of capitalized research and development costs; and the amortization of intangible assets related to prior acquisitions. Growth in subscription revenue generally consumes production resources, requiring us to gradually increase our cost of subscription revenue in absolute dollars as we expand our investment in data center equipment, the third party data center space required to house this equipment, and the personnel needed to manage this higher level of activity. However, our cost of subscription revenue has declined in recent periods as a percentage of its associated revenue as we have replaced third-party licensed technology with our proprietary technology, and we expect the benefit of these initiatives to continue in future periods.

        Cost of Hardware and Services Revenue.    Cost of hardware and services revenue includes personnel costs for employees who provide training and professional services to our customers as well as the cost of server hardware shipped to our customers that we procure from third parties and configure with our software solutions. Our manufacturing, training and professional services headcount increased from five employees as of January 1, 2009 to seven employees as of December 31, 2011. Effective January 1, 2011, in conjunction with the adoption of the new revenue recognition guidance, the cost of hardware is expensed at the time of shipment. Prior to the adoption of this new guidance, these hardware costs were recognized ratably over the duration of the contract with which they were sold. Our cost of hardware and services as a percentage of its associated revenue has been relatively consistent from period to period in the past, but with the adoption of our new accounting guidance we expect that it may gradually increase as a percentage of hardware and services revenue in future periods.

Operating Expenses

        Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs, which consist of salaries, benefits, bonuses, and stock-based compensation, are the most significant component of our operating expenses. Our headcount increased from 240 employees as of January 1, 2009 to 376 employees as of December 31, 2011. As a result of this growth in headcount, operating expenses have increased significantly over these periods. We expect personnel costs to continue to increase in absolute dollars as we hire new employees to continue to grow our business, however, we do not anticipate that our historical rates of headcount growth will continue over the longer term.

        Research and Development.    Research and development expenses include personnel costs, consulting services and depreciation. Our research and development headcount increased from 64 employees as of January 1, 2009 to 108 employees as of December 31, 2011, reflecting our ongoing investment in solutions developed internally as well as those added through acquisitions. We believe that these investments have played an important role in broadening the capabilities of our platform over the course of our operating history, enhancing the relevance of our solutions in the market in general and helping us to retain our customers over time. We expect to continue to devote substantial resources to research and development in an effort to continuously improve our existing solutions as well as to develop new offerings. We believe that these investments are necessary to maintain and improve our competitive position, however, over the longer term, we intend to monitor these costs so as to decrease this spending as a percentage of revenue. Our research efforts include both software developed for our internal use on behalf of our customers as well as software elements to be used by our customers in their own facilities. To date, for software developed for internal use on behalf of our customers, we have capitalized costs of approximately $0.4 million, all of which was incurred during 2011, and will be amortized as cost of subscription revenue over a two-year period. Based on our current plans, we expect to capitalize a similar portion of our development costs in the future. For the software developed for use on our customers' premises, the costs associated with the development work between technological feasibility and the general availability has not been material and as such we have not capitalized any of these development costs to date.

        Sales and Marketing.    Sales and marketing expenses include personnel costs, sales commissions, and other costs including travel and entertainment, marketing and promotional events, public relations and marketing activities. All of these costs are expensed as incurred, including sales commissions. These costs also include amortization of intangible assets as a result of our past acquisitions. During 2009, in response to the challenging global economic conditions, we chose to modestly reduce our investment in sales and marketing operations, resulting in a decrease in headcount from 120 employees as of January 1, 2009 to 96 employees as of December 31, 2009. As the economy gradually improved, we began to hire again during 2010 and 2011, increasing our headcount in our sales and marketing organization from 96 as of December 31, 2009, to 119 as of December 31, 2010 and to 155 employees as of December 31, 2011. We plan to continue to invest in growing our sales and marketing operations, both domestically and internationally. Our sales personnel are typically not immediately productive, and therefore the increase in sales and marketing expenses we incur when we add new sales representatives is not immediately offset by increased revenue and may not result in increased revenue over the long-term if these new sales people fail to become productive. The timing of our hiring of new sales personnel and the rate at which they generate incremental revenue will affect our future financial performance. We expect that sales and marketing expenses will continue to increase in absolute dollars and be among the most significant components of our operating expenses.

        General and Administrative.    General and administrative expenses include personnel costs, consulting services, audit fees, tax services, legal expenses and other general corporate items. Our general and administrative headcount increased from 21 employees as of January 1, 2009 to 40 employees as of December 31, 2011. We expect our general and administrative expenses to increase in absolute dollars in future periods as we continue to expand our operations, hire additional personnel and transition from being a private company to a public company, although we expect these expenses to decrease as a percentage of revenue.

Total Other Income (Expense), Net

        Total other income (expense), net, consists of interest income (expense), net and other income (expense), net. Interest income (expense), net, consists primarily of interest income earned on our cash and cash equivalents offset by the interest expense for our capital lease payments and borrowings under our equipment loans. Other income (expense), net, consists primarily of the net effect of foreign currency transaction gain or loss.

Provision for Income Taxes

        The provision for income taxes is related to certain state and foreign income taxes. As we have incurred operating losses in all periods to date and recorded a full valuation allowance against our deferred tax assets, we have not historically recorded a provision for federal income taxes. Realization of any of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Utilization of our net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions.

An analysis was conducted through 2009 to determine whether an ownership change had occurred since inception. The analysis indicated that although an ownership change occurred in a prior year, the net operating losses and research and development credits would not expire before utilization. In the event we have subsequent changes in ownership, net operating losses and research and development credit carryovers could be limited and may expire unutilized.

Results of Operations

        The following table is a summary of our consolidated statements of operations.

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Revenue:
Subscription	$42,135	$57,657	$73,896
Hardware and services	6,393	7,133	7,942

Total revenue	48,528	64,790	81,838
Cost of revenue:(1)
Subscription	19,150	24,523	24,193
Hardware and services	3,309	4,082	5,537

Total cost of revenue	22,459	28,605	29,730

Gross profit	26,069	36,185	52,108
Operating expense:(1)
Research and development	11,831	17,583	19,779
Sales and marketing	27,883	31,161	42,676
General and administrative	5,678	7,465	9,237

Total operating expense	45,392	56,209	71,692

Operating loss	(19,323)	(20,024)	(19,584)
Interest income (expense), net	87	(340)	(300)
Other income (expense), net	(269)	(258)	113

Loss before provision for income taxes	(19,505)	(20,622)	(19,771)
Provision for income taxes	(233)	(243)	(370)

Net loss	$(19,738)	$(20,865)	$(20,141)

        The following table sets forth our consolidated results of operations for the specified periods as a percentage of our total revenue for those periods.

	Year Ended December 31,
	2009	2010	2011
Revenue:
Subscription	87%	89%	90%
Hardware and services	13	11	10

Total revenue	100	100	100
Cost of revenue:(1)
Subscription	39	38	30
Hardware and services	7	6	6

Total cost of revenue	46	44	36

Gross profit	54	56	64
Operating expense:(1)
Research and development	24	27	24
Sales and marketing	57	48	52
General and administrative	12	12	12

Total operating expense	94	87	88

Operating loss	(40)	(31)	(24)
Interest income (expense), net	—	(1)	—
Other income (expense), net	(1)	—	—

Loss before provision for income taxes	(40)	(32)	(24)
Provision for income taxes	—	—	(1)

Net loss	(41)%	(32)%	(25)%

(1)
Includes stock-based compensation and amortization of intangible assets as follows:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Stock-based compensation
Cost of subscription revenue	$275	$357	$366
Cost of hardware and services revenue	11	17	29
Research and development	848	1,010	1,247
Sales and marketing	1,030	1,113	1,976
General and administrative	732	868	930
Amortization of intangible assets
Cost of subscription revenue	$3,371	$3,745	$3,772
Research and development	—	—	1
Sales and marketing	408	637	769

Comparison of Years Ended December 31, 2010 and 2011

Revenue

	Year Ended December 31,		Change
	2010	2011	$	%
	(in thousands)
Revenue
Subscription	$57,657	$73,896	$16,239	28%
Hardware and services	7,133	7,942	809	11

Total revenue	$64,790	$81,838	$17,048	26%

        Subscription revenue increased $16.2 million, or 28%, for 2011 as compared to 2010. This increase was primarily due to a $12.7 million increase in revenue from the United States and, to a lesser extent, a $3.5 million increase from our international operations. From 2010 to 2011, we added 36 personnel to the sales and marketing organization, which represented a 30% increase in the size of the team from the prior year. These new resources directly contributed to the further growth in the sales capacity of our field sales organization and were the primary reason for the 26% overall growth in revenue from the previous year. We believe that the fundamental shift in the overall threat landscape, the growth of business-to-business collaboration as well as the consumerization of IT, coupled with an ongoing improvement in economic conditions, led to the increase in demand for data protection and governance solutions.

        Hardware and services revenue increased $0.8 million, or 11%, for 2011 as compared to 2010. Revenue from the United States contributed $0.7 million of this increase and international business accounted for $0.1 million. This increase was attributable to our adoption of new revenue recognition guidance (as more fully described in our Critical Accounting Policies) effective January 1, 2011 under which revenue from sales of hardware appliances began to be recognized when sold.

Cost of Revenue

	Year Ended December 31,		Change
	2010	2011	$	%
	(in thousands)
Cost of revenue
Subscription	$24,523	$24,193	$(330)	(1)%
Hardware and services	4,082	5,537	1,455	36

Total cost of revenue	$28,605	$29,730	$1,125	4%

        Cost of subscription revenue decreased $0.3 million, or 1%, for 2011 as compared to 2010. The decrease in cost of subscription revenue was primarily due to a $1.8 million decrease in royalty expense driven by the replacement of third-party licensed technology with our proprietary technology, as well as improved economic terms associated with other ongoing licensing agreements. We expect that the combination of these two initiatives will also continue to contribute to reduced royalty expenses in future periods. These savings were partially offset by increased data center costs of $0.5 million associated with ongoing growth in usage by new and existing customers, increased personnel costs of $0.4 million as a result of increased headcount of seven and increased customer support service expenses of $0.6 million.

        Cost of hardware revenue and services revenue increased $1.5 million, or 36%, for 2011 as compared to 2010. This increase was primarily due to the adoption of the new revenue recognition guidance effective January 1, 2011 under which costs from sales of hardware appliances are now recognized when the associated hardware revenue is recognized. Accordingly, $1.5 million of this cost increase was a result of the change in revenue recognition guidance, offset by a decrease in appliance costs attributable to a decrease in corresponding revenue. This decrease was offset by an increase in services expense directly correlated to an increase in services revenue during the fiscal year.

Operating Expenses

	Year Ended December 31,		Change
	2010	2011	$	%
	(in thousands)
Research and development	$17,583	$19,779	$2,196	12%
Percent of total revenue	27%	24%

        Research and development expenses increased $2.2 million, or 12%, for 2011 as compared to 2010. The increase was primarily due to additional personnel costs from headcount added at the end of 2010, resulting in the $2.0 million increase for 2011, as the full expense impact of that additional headcount was reflected across the ensuing year, with the remaining increase primarily due to an increase in outside service fees.

	Year Ended December 31,		Change
	2010	2011	$	%
	(in thousands)
Sales and marketing	$31,161	$42,676	$11,515	37%
Percent of total revenue	48%	52%

        Sales and marketing expenses increased $11.5 million, or 37%, for 2011 as compared to 2010. Headcount increased by 36 on a worldwide basis, resulting in increased personnel costs of $6.5 million and an increase in travel expenses of $1.0 million. Additionally, as our business grew, commission expense increased by $1.8 million. Marketing program spending increased $1.4 million as a result of our continued investment in lead generation programs, tradeshows and our corporate branding programs.

	Year Ended December 31,		Change
	2010	2011	$	%
	(in thousands)
General and administrative	$7,465	$9,237	$1,772	24%
Percent of total revenue	12%	11%

        General and administrative expenses increased $1.8 million, or 24%, for 2011 as compared to 2010. The increase was primarily due to an increase in headcount of nine which resulted in increased personnel costs of $0.9 million as we filled additional roles in preparation of becoming a public company. Additionally, an increase of $0.8 million was related to acquisition expenses, external consulting fees and legal expenses.

Total Other Income (Expense), Net

	Year Ended December 31,		Change
	2010	2011	$	%
	(in thousands)
Total other income (expense), net	$(598)	$(187)	$411	69%

        Total other income (expense), net decreased $0.4 million for 2011 as compared to 2010. The change was primarily due to a decrease in interest expense as we continued to pay down our capital equipment loans, offset by an adjustment related to foreign currency translation.

Comparison of Years Ended December 31, 2009 and 2010

Revenue

	Year Ended December 31,		Change
	2009	2010	$	%
	(in thousands)
Revenue
Subscription	$42,135	$57,657	$15,522	37%
Hardware and services	6,393	7,133	740	12

Total revenue	$48,528	$64,790	$16,262	34%

        Subscription revenue increased $15.5 million, or 37%, for 2010 as compared to 2009. This growth was primarily due to $13.6 million in higher demand for our solutions in the United States, aided by improved economic conditions in that region over the prior period. From 2009 to 2010 we added 23 personnel to the sales and marketing organization, which represented a 24% increase in the size of the team from the prior year. These new resources directly contributed to the growth in the sales capacity of our field sales organization and were the primary reason for the 34% overall growth in revenue from the previous year. Additionally, we believe the increased threat environment drove subscription revenue growth.

        Hardware and services revenue grew $0.7 million, or 12%, for 2010 as compared to 2009. This growth was primarily due to a modest increase in the sale of both hardware and professional services. The relatively slow growth in hardware and services as compared to subscription revenue reflects the ongoing shift in deployment models towards our cloud-based and virtual appliance solutions. Revenue from the United States contributed $0.9 million of this increase, partially offset by a decline of $0.1 million from our international business.

Cost of Revenue

	Year Ended December 31,		Change
	2009	2010	$	%
	(in thousands)
Cost of revenue
Subscription	$19,150	$24,523	$5,373	28%
Hardware and services	3,309	4,082	773	23

Total cost of revenue	$22,459	$28,605	$6,146	27%

        Cost of subscription revenue increased $5.4 million, or 28%, for 2010 as compared to 2009. The increase was primarily due to increased personnel costs of $2.9 million driven by additional headcount of 14, as well as increased data center costs of $0.8 million, increased depreciation and amortization of $0.8 million, which included a full year of amortization of developed technology as it relates to the Everyone.net, Inc. acquisition and a $0.2 million increase in travel expenses as a result of increased headcount.

        Cost of hardware and services revenue increased $0.8 million, or 23%, for 2010 as compared to 2009. The increase was primarily due to growth in personnel costs of $0.5 million resulting from the addition of services headcount during the year.

Operating Expenses

	Year Ended December 31,		Change
	2009	2010	$	%
	(in thousands)
Research and development	$11,831	$17,583	$5,752	49%
Percent of total revenue	24%	27%

        Research and development expenses increased $5.8 million, or 49%, for 2010 as compared to 2009. This increase was primarily due to increased personnel costs of $4.1 million resulting from 25 additional headcount, as well as a full year of cost for the personnel obtained in the Everyone.net acquisition. We also incurred $1.3 million in consulting fees, primarily related to achieving our FISMA certification.

	Year Ended December 31,		Change
	2009	2010	$	%
	(in thousands)
Sales and marketing	$27,883	$31,161	$3,278	12%
Percent of total revenue	57%	48%

        Sales and marketing expenses increased $3.3 million, or 12%, for 2010 as compared to 2009. This increase was primarily due to a $0.9 million increase in personnel expenses due to increased headcount of 23, a $0.9 million increase in sales commissions, and a $0.5 million increase in both travel related expenses and sales and marketing programs. The continued growth in marketing-related spending reinforces our commitment to grow the business.

	Year Ended December 31,		Change
	2009	2010	$	%
	(in thousands)
General and administrative	$5,678	$7,465	$1,787	31%
Percent of total revenue	12%	12%

        General and administrative expenses increased $1.8 million, or 31%, for 2010 as compared to 2009. The increase was primarily due to personnel costs of $1.4 million resulting from seven additional headcount and, to a lesser extent, an increase of $0.5 million driven by third-party consultants retained to assist us in the implementation of systems and preparation for compliance with public company rules and regulations.

Total Other Income (Expense), Net

	Year Ended December 31,		Change
	2009	2010	$	%
	(in thousands)
Total other income (expense), net	$(182)	$(598)	$(416)	NM

        Total other income (expense), net decreased $0.4 million for 2010 as compared to 2009 primarily due to adjustments to the present value of an earn-out consideration resulting from an acquisition.

Quarterly Results of Operations

        The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the eight quarters in the period ended December 31, 2011. We have prepared the quarterly data on a basis consistent with our audited annual financial statements, including, in the opinion of management, all normal recurring adjustments necessary for the fair statement of the financial information contained in these statements. The historical results are not necessarily indicative of future results and should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription	$12,994	$13,639	$14,868	$16,156	$16,077	$17,663	$18,793	$21,363
Hardware and services	1,848	1,755	1,647	1,883	2,704	2,217	1,693	1,328

Total revenue	14,842	15,394	16,515	18,039	18,781	19,880	20,486	22,691
Cost of revenue:(1)
Subscription	5,934	5,900	6,072	6,617	5,816	5,801	5,936	6,640
Hardware and services	970	967	1,033	1,112	1,583	1,530	1,313	1,111

Total cost of revenue	6,904	6,867	7,105	7,729	7,399	7,331	7,249	7,751

Gross profit	7,938	8,527	9,410	10,310	11,382	12,549	13,237	14,940
Operating expense:(1)
Research and development	3,738	4,119	4,862	4,864	4,941	4,881	4,594	5,363
Sales and marketing	6,648	7,276	8,292	8,945	9,445	9,846	10,779	12,606
General and administrative	1,652	1,747	2,091	1,975	2,048	2,092	2,043	3,054

Total operating expense	12,038	13,142	15,245	15,784	16,434	16,819	17,416	21,023

Operating loss	(4,100)	(4,615)	(5,835)	(5,474)	(5,052)	(4,270)	(4,179)	(6,083)
Interest income (expense), net	(10)	(9)	(299)	(22)	(76)	(112)	(70)	(42)
Other income (expense), net	(106)	(51)	34	(135)	149	94	(31)	(99)

Loss before provision for income taxes	(4,216)	(4,675)	(6,100)	(5,631)	(4,979)	(4,288)	(4,280)	(6,224)
Provision for income taxes	(32)	(54)	(58)	(99)	(106)	(30)	(33)	(201)

Net loss	$(4,248)	$(4,729)	$(6,158)	$(5,730)	$(5,085)	$(4,318)	$(4,313)	$(6,425)

(1)
Includes stock-based compensation expense and amortization of intangible assets as follows:

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
	(in thousands)
Stock-based compensation:
Cost of subscription revenue	$77	$88	$94	$98	$98	$107	$76	$85
Cost of hardware and services revenue	3	4	4	6	7	6	7	9
Research and development	233	234	260	283	278	283	307	379
Sales and marketing	255	265	269	324	429	478	511	558
General and administrative	169	243	212	244	245	239	220	226

Total stock based compensation expenses	$737	$834	$839	$955	$1,057	$1,113	$1,121	$1,257

Amortization of intangible assets:
Cost of subscription revenue	$925	$935	$940	$945	$925	$935	$949	$963
Research and development	—	—	—	—	—	—	—	1
Sales and marketing	157	158	161	161	343	141	142	143

Total amortization of intangible assets	$1,082	$1,093	$1,101	$1,106	$1,268	$1,076	$1,091	$1,107

        The following table sets forth our consolidated results of operations data as a percentage of total revenue.

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
Consolidated Statements of Operations Data:
Revenue:
Subscription	88%	89%	90%	90%	86%	89%	92%	94%
Hardware and services	12	11	10	10	14	11	8	6

Total revenue	100	100	100	100	100	100	100	100
Cost of revenue:
Subscription	40	39	37	37	31	29	29	29
Hardware and services	7	6	6	6	8	8	7	5

Total cost of revenue	47	45	43	43	39	37	36	34

Gross profit	53	55	57	57	61	63	64	66
Operating expense:
Research and development	25	27	29	27	26	25	22	24
Sales and marketing	45	47	50	49	51	50	53	56
General and administrative	11	11	13	11	11	10	10	13

Total operating expense	81	85	92	87	88	85	85	93

Operating loss	(28)	(30)	(35)	(30)	(27)	(22)	(21)	(27)
Interest income (expense), net	—	—	(2)	—	—	—	—	—
Other income (expense), net	(1)	—	—	(1)	1	1	—	—

Loss before provision for income taxes	(29)	(30)	(37)	(31)	(26)	(22)	(21)	(27)
Provision for income taxes	—	(1)	—	(1)	(1)	—	—	(1)

Net loss	(29)%	(31)%	(37)%	(32)%	(27)%	(22)%	(21)%	(28)%

        Revenue and gross profit grew sequentially quarter over quarter in each quarter presented.

        Cost of revenue as a percent of revenue generally decreased in each period presented primarily as a result of our ongoing cost reduction initiatives.

        Operating expenses grew as we continued to expand our business. We experienced noteworthy headcount growth in the quarters ended June 30, 2010, September 30, 2010 and June 30, 2011. Growth in research and development expenses was related to our further efforts to improve our solutions and develop new products. As a result, our research and development expenses increased in each period presented except for the quarters ended June 30, 2011 and September 30, 2011, due to increased capitalized software costs during the periods.

        Our sales organization experienced considerable headcount growth as we continued to invest in this area as part of our focus to grow the business domestically and internationally. As a result, our sales and marketing expenses increased in each period presented and have also generally increased as a percent of total revenue during the periods presented. In addition, we continued to significantly ramp our sales and marketing activities over the periods.

        General and administrative expenses have increased as we have expanded operations and prepared to become a public company, particularly during the quarter ended December 31, 2011.

Other Financial Data

        The following unaudited table presents the reconciliation of subscription gross profit to adjusted subscription gross profit for the eight fiscal quarters ended December 31, 2011:

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
	(in thousands)
Subscription revenue	$12,994	$13,639	$14,868	$16,156	$16,077	$17,663	$18,793	$21,363
Cost of subscription revenue	5,934	5,900	6,072	6,617	5,816	5,801	5,936	6,640

Subscription gross profit	$7,060	$7,739	$8,796	$9,539	$10,261	$11,862	$12,857	$14,723
Add back:
Stock-based compensation	77	88	94	98	98	107	76	85
Amortization of intangible assets	925	935	940	945	925	935	949	963

Adjusted subscription gross profit	$8,062	$8,762	$9,830	$10,582	$11,284	$12,904	$13,882	$15,771

        See "Summary Consolidated Financial Information—Reconciliation of Non-GAAP Financial Measures" for more information on adjusted subscription gross profit.

        The following unaudited table presents the reconciliation of total revenue to billings for the eight fiscal quarters ended December 31, 2011:

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
	(in thousands)
Total revenue	$14,842	$15,394	$16,515	$18,039	$18,781	$19,880	$20,486	$22,691
Deferred revenue
Ending	59,118	61,775	65,277	69,101	69,472	71,170	72,259	76,240
Beginning	57,346	59,118	61,775	65,277	69,101	69,472	71,170	72,259
Net change	1,772	2,658	3,502	3,824	371	1,698	1,089	3,982
Billings	$16,614	$18,052	$20,017	$21,863	$19,152	$21,578	$21,575	$26,673

        See "Summary Consolidated Financial Information—Reconciliation of Non-GAAP Financial Measures" for more information on billings.

        The following unaudited table presents the reconciliation of net loss to adjusted EBITDA for the eight fiscal quarters ended December 31, 2011:

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
	(in thousands)
Net Loss	$(4,248)	$(4,729)	$(6,158)	$(5,730)	$(5,085)	$(4,318)	$(4,313)	$(6,425)
Depreciation	812	848	893	708	687	757	815	883
Amortization of intangible assets	1,082	1,093	1,101	1,106	1,268	1,076	1,091	1,107
Interest expense, net	10	9	299	22	76	112	70	42
Income tax expense	32	54	58	99	106	30	33	201

EBITDA	(2,312)	(2,725)	(3,807)	(3,795)	(2,948)	(2,343)	(2,304)	(4,192)
Stock-based compensation expense	737	834	839	955	1,057	1,113	1,121	1,257
Acquisition related expense	—	—	—	—	—	28	—	97
Other income	(1)	(16)	(1)	(2)	(60)	(78)	(2)	(1)
Other expense	107	67	(33)	137	(89)	(16)	33	100

Adjusted EBITDA	$(1,469)	$(1,840)	$(3,002)	$(2,705)	$(2,040)	$(1,296)	$(1,152)	$(2,739)

        See "Summary Consolidated Financial Information—Reconciliation of Non-GAAP Financial Measures" for more information on adjusted EBITDA.

Liquidity and Capital Resources

        Since our inception, we have relied principally on sales of our preferred stock to fund our operating activities. To date, we have raised $92.8 million of equity capital. Additionally, we have utilized equipment lines to fund capital purchases.

        We entered into a new equipment loan agreement with Silicon Valley Bank in April 2011 for an aggregate loan principal amount of $6.0 million. Interest on the advances are equal to prime rate plus 0.50%. As of December 31, 2011, the interest rate on the advances was 4.50%. We have the ability to draw down on this equipment line through April 19, 2012. Each drawn amount is due 48 months after funding. Borrowings outstanding under the equipment loan at December 31, 2011 were $4.9 million. Equipment financed under this loan arrangement is collateralized by the respective assets underlying the loan. The loan includes a covenant that requires us to maintain cash and cash equivalents plus net accounts receivables of at least two times the amount of all outstanding indebtedness. As of December 31, 2011, we were in compliance with this financial covenant.

        We plan to grow our customer base by continuing to emphasize investments in sales and marketing to add new customers, expand our customers' use of our platform, and maintain high renewal rates. We also expect to incur additional cost of subscription revenue in accordance with the resulting growth in our customer base. We believe that the combination of our ongoing improvements in gross margins, the benefits of lower sales and marketing costs associated with our renewal activity, and the fact that our contracts are structured to bill our customers in advance should enable us to improve our cash flow from operations as we grow. Based on our current level of operations and anticipated growth, both of which are expected to be consistent with recent quarters, we believe that our existing sources of liquidity will be sufficient to fund our operations for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, and the timing and extent of spending to support product development efforts and expansion into new territories, and the timing of introductions of new features and enhancements to our solutions. To the extent that existing cash and cash equivalents and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. We may also seek to invest in or acquire complementary businesses, applications or technologies, any of which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash Flows

        The following table sets forth a summary of our consolidated cash flows for the periods indicated:

	Years Ended December 31,
	2009	2010	2011
	(in thousands)
Net cash provided by (used in) operating activities	$(3,707)	$3,409	$(168)
Net cash provided by (used in) investing activities	(5,132)	306	(7,353)
Net cash provided by financing activities	4,778	1,445	5,201

  Net Cash Flows Provided by (Used in) Operating Activities

        Our net loss and cash flows from operating activities are significantly influenced by our investments in headcount and data center operations to support anticipated growth. Our cash flows are also influenced by cash payments from customers. We invoice customers for the entire contract amount at the start of the term, and as such our cash flow from operations is also affected by the length of a customer contract.

        We used $0.2 million of cash in operating activities in 2011. This use of cash was the result of a net loss of $20.1 million, offset by non-cash expenditures of $12.4 million, which included depreciation, amortization and stock-based compensation expense. These non-cash expenditures increased due to capital expenditure and headcount growth, primarily related to continued investment in our business. Cash used in operations was further offset by an increase in deferred revenue of $7.1 million due to sales growth and a decrease in deferred product costs of $2.8 million. The remaining use of funds was due to the net change in working capital items, most notably an increase in accounts receivable of $2.7 million due to strong sales efforts during the last quarter of the fiscal year, an increase of $0.8 million in prepaid expenses and other current assets, and an increase in accrued liabilities of $0.7 million related to timing of compensation and capital expenditures.

        Cash provided by operating activities in 2010 of $3.4 million was the result of a net loss of $20.9 million, offset by non-cash expenditures of $11.4 million, which included depreciation, amortization and stock-based compensation expense, due to headcount growth and investment in the business. This was further offset by an increase in deferred revenue of $11.8 million and a decrease in deferred product costs of $1.6 million as a result of our increased sales activity. The remaining use of funds of $0.5 million was from the net change in working capital items, most notably an increase in accounts receivable of $3.1 million due to growth and timing of increased sales, and increases in accounts payable and accrued liabilities of $1.0 million and $1.8 million respectively, related to timing of royalty, inventory, data center obligations, and employee compensation accruals.

        We used $3.7 million of cash in operating activities in 2009. This use of cash was the result of a net loss of $19.7 million, offset by non-cash expenditures of $10.0 million, which included depreciation, amortization and stock-based compensation expense, due to headcount growth and investment in the business. This was further offset by an increase in deferred revenue of $9.6 million and increase in deferred product costs of $0.4 million. The remaining use of funds of $3.2 million was from the net change in working capital items, most notably an increase in accounts receivable of $0.7 million due to growth and timing of increased sales, and decreases in accounts payable and accrued liabilities of $1.7 million and $1.5 million respectively, related to timing of royalty, employee compensation and acquisition-related accruals.

  Net Cash Flows Provided by (Used in) Investing Activities

        Our primary investing activities have consisted of capital expenditures in support of expanding our infrastructure and workforce and the purchase and sale of short-term investments. As our business grows, we expect our capital expenditures and our investment activity to continue to increase.

        We used $7.4 million of cash in investing activities during 2011. This was primarily from the net purchase of $2.3 million in short-term investments. In addition, we used $4.9 million to purchase equipment for infrastructure expansion. These expenditures were primarily for replacement and upgrade of equipment to lower the cost of deployment as well as to improve the efficiency for our cloud-based architecture.

        Investing activities in 2010 resulted in net proceeds of $0.3 million. This was primarily from $3.7 million of net proceeds from short-term investments, offset by $3.4 million of equipment purchases used for infrastructure expansion and other fixed assets.

        We used $5.1 million of cash in investing activities in 2009. The main uses were a $6.6 million acquisition and $2.5 million used for infrastructure equipment and other fixed assets, offset by net proceeds from short-term investments of $4.0 million.

  Net Cash Flows Provided by (Used in) Financing Activities

        Cash provided by financing activities in 2011 was $5.2 million. This consisted of $1.2 million of proceeds from the exercise of stock options and borrowings under our new equipment line of $4.9 million during this period, partially offset by repayments under our equipment financing loans of $0.2 million and $0.7 million in earn-out payments.

        Cash provided by financing activities in 2010 was $1.4 million. This consisted of proceeds from sales our Series F preferred stock financing of $1.5 million along with $1.2 million from the exercise of employee stock options, partially offset by repayment of equipment financing loans of $0.5 million and $0.8 million towards earn-out payments.

        Cash provided by financing activities in 2009 was $4.8 million. This consisted of proceeds from sales of our Series F preferred stock of $5.0 million along with $0.2 million from the exercise of employee stock options, partially offset by repayment of equipment financing loans of $0.4 million.

  Contractual Obligations and Commitments

        Our principal commitments consist of obligations under our outstanding leases for our office space and third-party data centers as well as equipment leases and loans for certain computer and office equipment. The following table summarizes our contractual obligations as of December 31, 2011 (in thousands):

	Payment Due By Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Debt obligations(1)	$4,925	$411	$3,248	$1,266	$—
Interest expense payments(2)	516	218	272	26	—
Capital and operating lease obligations(3)	3,314	1,559	1,755	—	—
Purchase obligations(4)	2,304	1,622	682	—	—

Total	$11,059	$3,810	$5,957	$1,292	$—

(1)
Represents our outstanding debt under our equipment loan, including the new loan and equipment agreement commencing April 2011.

(2)
Represents interest payments on our outstanding debt under our equipment loan, including the new loan and equipment agreement commencing April 2011.

(3)
Consists of capital leases and contractual obligations under operating leases for office space, including the new facility lease commencing April 2011.

(4)
Consists of purchase obligations for servers and similar equipment to support our third-party data centers.

        We entered into a new equipment loan agreement with Silicon Valley Bank in April 2011 for an aggregate loan principal amount of $6.0 million. For more information about our equipment loan agreement please see "Liquidity and Capital Resources."

        In March 2011, we entered into a lease agreement to occupy an additional 23,121 square feet of office space at our headquarters facility. The lease term is 39 months for 74,338 square feet in the aggregate, with a monthly rental of $74,338 commencing on April 1, 2011, and expiring on June 30, 2014.

        We have recorded a liability for sales and use taxes. A variety of factors could affect the liability, which factors include recovery of amounts from customers and any changes in relevant statutes in the various states in which we have done business. To the extent that the actual amount of our liabilities for sales and use taxes materially differs from the amount we have recorded on our consolidated balance sheet, our future results of operations and cash flows could be negatively affected.

        As of December 31, 2011, the amount of cash and cash equivalents held by our foreign subsidiaries was $3.6 million, including intercompany receivable balances. If these funds were needed for our operations in the United States, we would be required to withhold foreign taxes on the funds repatriated of approximately $0.2 million. We have not provided for these taxes in accordance with ASC 740-30-25, as it is our intention that these funds are permanently reinvested outside the United States and our current plans do not demonstrate a need to repatriate these funds to our United States operations.

        Under the indemnification provisions of our standard customer agreements, we agree to indemnify, defend and hold harmless our customers against, among other things, infringement of any patents, trademarks or copyrights under any country's laws or the misappropriation of any trade secrets arising from the customer's legal use of our solutions. Certain indemnification provisions potentially expose us to losses in excess of the aggregate amount paid to us by the customer under the applicable customer agreement. No material claims have been made against us pursuant to these indemnification provisions to date.

Off-Balance Sheet Arrangements

        During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are therefore not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships.

Quantitative and Qualitative Disclosures about Market Risk

        We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange and inflation risks, as well as risks relating to changes in the general economic conditions in the countries where we conduct business. To reduce certain of these risks, we monitor the financial condition of our large clients and limit credit exposure by collecting in advance and setting credit limits as we deem appropriate. In addition, our investment strategy has been to invest in financial instruments that are highly liquid and readily convertible into cash with maturity dates within three months from the date of purchase. To date, we have not used derivative instruments to mitigate the impact of our market risk exposures. We have also not used, nor do we intend to use, derivatives for trading or speculative purposes.

Interest Rate Risk

        We are exposed to market risk related to changes in interest rates. Our investments are considered cash equivalents and primarily consist of money market funds, corporate debt securities and a certificate of deposit. As of December 31, 2011, we had cash, cash equivalents, and short-term investments of $12.7 million. The carrying amount of our cash, cash equivalents and short-term investments reasonably approximates fair value, due to the short maturities of these investments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, we believe only dramatic fluctuations in interest rates would have a material effect on our investments. As such we do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

        As of December 31, 2011 we had borrowings outstanding with principal amounts of $4.9 million. Our outstanding long-term borrowings consist of fixed and variable interest rate financial instruments. The interest rates of our borrowings range from 2.9% to 10.6%. A hypothetical 10% increase or decrease in interest rates relative to our current interest rates would not have a material impact on the fair values of all of our outstanding borrowings. Changes in interest rates would, however, affect operating results and cash flows, because of the variable rate nature of our borrowings. A hypothetical 10% increase or decrease in interest rates relative to interest rates at December 31, 2011 would result in an insignificant impact to interest expense for 2012.

Foreign Currency Risk

        Our sales to international customers are generally U.S. dollar-denominated. As a result, there are no significant foreign currency gains or losses related to these transactions. The functional currency for our wholly owned foreign subsidiaries is the U.S. dollar. Accordingly, the subsidiaries remeasure monetary assets and liabilities at period-end exchange rates, while nonmonetary items are remeasured at historical rates. Income and expense accounts are remeasured at the average exchange rates in effect during the year. Remeasurement adjustments are recognized in the statement of operations as foreign currency transaction gains or losses in the year of occurrence. Aggregate foreign currency transaction losses included in determining net loss were $0.2 million, $0.2 million and $8,000 for 2009, 2010 and 2011, respectively. Transaction gains and losses are included in other income (expense), net.

        As our international operations grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, currency fluctuations or a weakening U.S. dollar can increase the costs of our international expansion. To date, we have not entered into any foreign currency hedging contracts, since exchange rate fluctuations have not had a material impact on our operating results and cash flows. Based on our current international structure, we do not plan on engaging in hedging activities in the near future.

Inflation Risk

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Critical Accounting Policies

        Our management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. GAAP requires us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the periods presented. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See "Risk Factors" for certain matters that may affect our future financial condition or results of operations. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if the changes in estimate that are reasonably likely to occur could materially impact the financial statements. Our management has discussed the development, selection and disclosure of these estimates with the audit committee of our board of directors.

        The following critical accounting policies reflect significant judgments and estimates used in the preparation of our consolidated financial statements:

  •
  Revenue recognition and deferred revenue;

  •
  Stock-based compensation;

  •
  Allowance for doubtful accounts;

  •
  Capitalized software costs;

  •
  Impairment of long lived assets; and

  •
  Income taxes.

Revenue Recognition and Deferred Revenue

        We derive our revenue primarily from two sources: (1) subscription revenue for rights related to the use of our security-as-a-service platform and (2) hardware, training, and professional services revenue provided to customers related to their use of our platform. Subscription revenue is derived from a subscription-based enterprise licensing model with contract terms typically ranging from one to three years, and consists of (i) subscription fees from the licensing of our security-as-a-service platform, (ii) subscription fees for access to the on-demand elements of our platform and (iii) subscription fees for the right to access our customer support services.

        We apply the provision of Accounting Standard Codification (ASC) 985-605, "Software Revenue Recognition," and related interpretations, to all transactions involving the licensing of software, as well as related support, training, and other professional services. ASC 985-605 requires revenue earned on software arrangements involving multiple elements such as software license, support, training, and other professional services to be allocated to each element based on the relative fair values of these elements. The fair value of an element must be based on vendor-specific objective evidence (VSOE) of fair value. VSOE of fair value of each element is based on the price charged when the element is sold separately. Revenue is recognized when all of the following criteria are met as set forth in ASC 985-605:

  •
  Persuasive evidence of an arrangement exists;

  •
  Delivery has occurred;

  •
  The fee is fixed or determinable; and

  •
  Collectability is probable.

        We have analyzed all of the elements included in our multiple element arrangements and have determined that we do not have sufficient VSOE of fair value to allocate revenue to our subscription and software license agreements, support, training, and professional services. We defer all revenue under the arrangement until the commencement of the subscription services and any associated professional services. Once the subscription services and the associated professional services have commenced, the entire fee from the arrangement is recognized ratably over the remaining period of the arrangement. If the professional services are essential to the functionality of the subscription, then the revenue recognition does not commence until such services are completed.

        Our hosted on-demand service agreements do not provide customers with the right to take possession of the software supporting the hosted service. We recognize revenue from our on-demand services in accordance with ASC 605-20, and as such recognize revenue when the following criteria are met:

  •
  Persuasive evidence of an arrangement exists;

  •
  Delivery of our obligations to our customers has occurred;

  •
  Collection of the fees is probable; and

  •
  The amount of fees to be paid by the customer is fixed or determinable.

        In October 2009, the Financial Accounting Standards Board (FASB) amended the accounting guidance for multiple element arrangements (ASU 2009-13) to:

  •
  Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the arrangement consideration should be allocated among its elements;

  •
  Require an entity to allocate revenue in an arrangement that has separate units of accounting using best estimated selling price (BESP) of deliverables if a vendor does not have VSOE of fair value or third-party evidence of selling price (TPE); and

  •
  Eliminate the use of the residual method and require an entity to allocate revenue using the relating selling price method to the separate unit of accounting.

        Concurrently, the FASB amended the accounting guidance for revenue recognition (ASU 2009-14) to exclude hardware appliances containing software components and hardware components that function together to deliver the hardware appliance's essential functionality from the scope of the software revenue recognition guidance of ASC 985-605.

        Prior to the adoption of ASU 2009-14, revenue derived from hardware appliance sales were recognized based on the software revenue recognition guidance. We could not establish VSOE of fair value for the undelivered elements in the arrangement, and therefore the entire fee from the arrangement was recognized ratably over the contractual term of the agreement. In addition, we were unable to establish VSOE of fair value of our hosted on-demand service agreements, and therefore the entire fee for the agreement was recognized ratably over the contractual term of the agreement.

        As a result of the adoption of this new accounting guidance, revenue derived from our subscription services and hardware appliance sales are no longer subject to industry-specific software revenue recognition guidance. For all arrangements within the scope of the new guidance, including our hosted on-demand services, we evaluate each element in a multiple element arrangement to determine whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when the delivered item has standalone value and delivery of the undelivered element is probable and within our control. Revenue derived from the licensing of the security-as-a-service platform continue to be accounted for in accordance with the industry specific revenue recognition guidance.

        When we are unable to establish the selling price of our non-software deliverables using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. We determine BESP for an individual element within a multiple element revenue arrangement using the same methods utilized to determine the selling price of an element sold on a standalone basis. We estimate the selling price for our subscription solutions by considering internal factors such as historical pricing practices and we estimate the selling price of our hardware and services using a combination of our historical costs paired with external measurements regarding the pricing of similar products and services in similar industries. As there is a significant amount of judgment when determining BESP, we regularly review all of our assumptions and inputs around BESP and maintain internal controls over the establishment and updates of these estimates.

        Hardware appliance revenue is recognized upon shipment. Subscription and support revenue are recognized over the contract period commencing on the start date of the contract. Professional services and training, when sold with hardware appliances or subscription and support services, are accounted for separately when those services have standalone value. In determining whether professional services and training services can be accounted for separately from subscription and support services, we consider the following factors: availability of the services from other vendors, the nature of the services, and the dependence of the subscription services on the customer's decision to buy the professional services. If professional services and training do not qualify for separate accounting, we recognize the professional services and training ratably over the contract term of the subscription services.

        Delivery generally occurs when the hardware appliance is delivered to a common carrier freight on board shipping point by us or the hosted service has been activated and communicated to the customer accordingly. Our fees are typically considered to be fixed or determinable at the inception of an arrangement and are negotiated at the outset of an arrangement, generally based on specific products and quantities to be delivered. In the event payment terms are provided that differ significantly from our standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized as the fees become paid.

        We assess collectability based on a number of factors, including credit worthiness of the customer and past transaction history of the customer. Through December 31, 2011, we have not experienced any significant credit losses.

        We elected to adopt this new guidance in the first quarter of 2011 for new and materially modified revenue arrangements originating after January 1, 2011. Prior to the adoption of this new accounting guidance, hardware revenue was recognized ratably over the duration of the contract. Accordingly, as of December 31, 2010, our deferred revenue balance reflected amounts yet to be recognized under our then-current accounting practices. These deferred amounts will continue to be recognized ratably under their original amortization schedules until the end of the associated contract term. As such, until the end of these contract periods, we will recognize hardware revenue both from sales in prior periods subject to the original accounting guidance as well as from sales in current periods subject to the new accounting guidance, with the principal impact being in 2011 and to a lesser extent 2012 and future periods. Given the marginal contribution toward profitability of our hardware appliances, we do not expect this transition to contribute materially toward our profitability.

Stock-Based Compensation

        Effective January 1, 2006, we adopted ASC 718, which requires non-public companies that used the minimum value method under ASC 718 for either recognition or pro forma disclosures to apply ASC 718 using the prospective-transition method. In accordance with ASC 718, we recognize the compensation cost of employee stock-based awards granted subsequent to December 31, 2005 in the statement of operations using the straight-line method over the vesting period of the award.

        The following table set for the stock-based compensation expense included in the related consolidated financial statement line items:

	Years Ended December 31,
	2009	2010	2011
	(in thousands)
Stock-based compensation:
Cost of subscription revenue	$275	$357	$366
Cost of hardware and services revenue	11	17	29
Research and development	848	1,010	1,247
Sales and marketing	1,030	1,113	1,976
General and administrative	732	868	930

        We estimated the fair value of each option granted using the Black-Scholes option pricing method using the following assumptions for the periods presented in the table below:

	Year Ended December 31,
	2009	2010	2011
Estimated fair value of common stock	$3.14	$4.58	$7.98
Estimated volatility	62%-65%	60%-61%	59%-61%
Estimated dividend yield	0%	0%	0%
Expected term (years)	5.85-6.08	6-6.08	5.85-6.08
Risk-free rate	2%-2.8%	1.8%-2.8%	1.2%-2.5%

        As of each stock option grant date, we considered the fair value of the underlying common stock, determined as described below, in order to establish the options exercise price.

        As there has been no public market for our common stock prior to this offering, and therefore a lack of company-specific historical and implied volatility data, we have determined the share price volatility for options granted based on an analysis of reported data for a peer group of companies that granted options with substantially similar terms. We analyzed a population of possible comparable companies and selected those for our peer group that we considered to be the most comparable to us in terms of industry business model, revenue, growth and gross profit margins. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies for a period equal to the expected life of the option. We intend to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to us. In this latter case, more suitable entities whose share prices are publicly available would be utilized in the calculation.

        The expected life of options granted has been determined utilizing the "simplified" method as prescribed by the SEC's Staff Accounting Bulletin, or SAB, No. 107, Share-Based Payment, or SAB 107. The risk-free interest rate is based on a daily treasury yield curve rate whose term is consistent with the expected life of the stock options. We have not, historically, paid and, in the future, do not anticipate paying cash dividends on our shares of common stock and therefore, the expected dividend yield is assumed to be zero.

        In addition, ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We apply an estimated forfeiture rate based on our historical forfeiture experience.

        We have historically granted stock options at exercise prices no less than the fair market value as determined by our board of directors, with input from management and a third-party valuation firm. Since the beginning of 2010, we granted stock options with exercise prices as follows:

Date of Grant	Number of Shares	Exercise Price	Fair Value Per Share
February 9, 2010	189,000	$3.88	$3.88
March 9, 2010	757,634	3.88	3.88
April 20, 2010	444,248	3.88	3.88
July 30, 2010	397,248	4.98	4.98
October 28, 2010	879,371	4.88	4.88
December 15, 2010	647,764	5.38	5.38
January 27, 2011	56,875	5.38	5.38
April 29, 2011	942,850	5.48	5.48
August 5, 2011	526,900	5.76	5.76
October 12, 2011	355,898	6.58	6.58
December 29, 2011	651,625	7.98	7.98
January 23, 2012	838,550	7.98	7.98

        We used a third-party valuation firm to assist us with the development of contemporaneous valuations. Our board of directors determined the fair value of our common stock on the date of grant based on a number of factors including:

  •
  Our performance, growth rate and financial condition at the approximate time of the option grant;

  •
  The value of companies that we consider peers based on a number of factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, financial risk or other factors;

  •
  Changes in the company and our prospects since the last time the board approved option grants and made a determination of fair value;

  •
  Amounts recently paid by investors for our common stock and convertible preferred stock in arm's-length transactions with stockholders;

  •
  The rights, preferences and privileges of preferred stock relative to those of our common stock;

  •
  Future financial projections; and

  •
  Valuations completed in conjunction with, and at the time of, each option grant.

        For our valuations we calculated the enterprise value by applying both the market approach and the income approach. In the market approach the valuations and outcomes of comparable peer companies in the public market were reviewed. The income approach consists of a discounted cash flow analysis. The methodology we use derives equity values utilizing a probability-weighted expected return method. Under this approach, various potential liquidity events are identified and each possible outcome is assigned a probability based on discussion with our management. For each of the possible events, a range of future equity values is estimated based on both the market and income approaches where applicable, applying various possible dates for each event. The timing of these events is based on discussion with our management. For each future equity liquidity value scenario, the rights and preferences of each stockholder class are considered in order to determine the appropriate allocation of value to common shares. The value of each common share is then multiplied by a discount factor derived from the calculated discount rate and the expected timing of the event. The value per common share, taking into account sensitivities to the timing of the event, is then multiplied by an estimated probability for each of the possible events. The calculated value per common share under a private company scenario is then discounted for a lack of marketability. A probability-weighted value per share of common stock is then determined. Under this approach, the value of our common stock is estimated based upon an analysis of values for our common stock assuming the following various possible future events for the company, including initial public offering, strategic merger or sale, remaining a private company, and dissolution of the business with no resulting value to common stockholders.

Discussion of specific valuation inputs for 2010 and 2011

        February 9, March 9 and April 20, 2010.    During the first quarter of 2010, total revenue grew at approximately 5% compared to the preceding quarter, and both profitability and cash flow were negative. Given that these grants occurred within a span of approximately 60 days and there were no material changes to the business during that time, we used the same sets of assumptions in assessing the valuation for all three dates. For these grants, we determined our valuation using the income and market approaches with 60% weighting assigned to the market approach and 40% assigned to the income approach. We then applied the option pricing method, where the rights of the various holders of preferred and common stock are evaluated against these two valuations in order to arrive at a fair value associated with the common stock. In addition, this analysis used a 25% lack of marketability discount. Based on all of these factors, our board of directors determined a fair value of our common stock to be $3.88 per share at each respective date.

        July 30, 2010.    In July 2010, our total revenue continued to grow at a modest pace of 4% compared to the preceding quarter during the early stages of the economic recovery. In estimating the fair value as of July 30, 2010, key assumptions included a time to liquidity of greater than 12 months for an initial public offering or a strategic merger or sale of the company, with the expected outcomes weighted 40% towards an initial public offering, 30% towards a strategic merger or sale, 25% towards remaining a private company and 5% towards a liquidation scenario. In addition, this analysis used a 25% lack of marketability discount as there was not a perceived change in the likelihood of a liquidation event. Based on all these factors, the board of directors determined a fair value of our common stock to be $4.98 per share.

        October 28, 2010.    In October 2010, our total revenue continued to grow and we generated cash flow from operations for the first time since the economic downturn. In estimating the fair value as of October 28, 2010, key assumptions included a time to liquidity of greater than 12 months in terms of an initial public offering, strategic merger or sale of the company, with the expected outcomes weighted 40% towards an initial public offering, 30% towards a strategic merger or sale, 25% towards remaining a private company and 5% towards a liquidation scenario. In addition, this analysis used a 20% lack of marketability discount. Despite our 4% quarter over quarter revenue growth, a pullback in stock valuations as evidenced by a decline in the S&P 500 index of approximately 10% over this same period of time resulted in a decline in valuations for our peer group. Based on all these factors, the board of directors determined a fair value of our common stock to be $4.88 per share.

        December 15, 2010.    In December 2010, our total revenue was growing at a rate of almost 10% compared to the preceding quarter and we continued to generate cash from operations. In estimating the value for December 15, 2010, key assumptions included an expected time to an initial public offering of one year and the lowering of our marketability discount to 17.5%, given the promising acceleration in the growth of our business and positive cash flow. The expected time to strategic merger or sale in the event of not completing a public offering was still deemed to be greater than 12 months. The expected outcomes were weighted 40% towards an initial public offering, 55% towards a strategic merger or sale and 5% towards a liquidation scenario. Based on all these factors, the board of directors determined a fair value of our common stock to be $5.38 per share.

        January 27, 2011.    In January 2011, our business had performed as expected based on our observations on December 15, 2010. Given that a little over a month had passed since our prior valuation and there were no material changes to the business since that time, we applied the same sets of assumptions as ones used on December 15, 2010 in assessing the valuation and as such we did not have an updated valuation report prepared by our valuation firm. Accordingly, our board of directors determined a fair value of our common stock to remain $5.38 per share.

        April 29, 2011.    In April 2011, our total revenue growth rate had slowed to 4% compared to the preceding quarter and we were no longer generating cash from operations. In estimating the fair value as of April 29, 2011, key assumptions included an expected time to an initial public offering deemed to be greater than 12 months given the slowdown in the business. The expected time for a strategic merger or sale was also estimated to be greater than 12 months. The expected outcomes were weighted 40% towards an initial public offering, 55% towards a strategic merger or sale and 5% towards a liquidation scenario. In addition, this analysis used a 17% lack of marketability discount. Based on all these factors, the board of directors determined a fair value of our common stock to be $5.48 per share.

        August 5, 2011.    In August 2011, our total revenue growth rate continued at a slower rate of 3% compared to the preceding quarter and we continued to generate negative cash flow. In estimating the fair value as of August 5, 2011, key assumptions included an expected time to an initial public offering, strategic merger or sale to be greater than 12 months. The expected outcomes were weighted 40% towards an initial public offering, 55% towards a strategic merger or sale and 5% towards a liquidation scenario. In addition, this analysis used a 15% lack of marketability discount, as the ongoing growth of the business implied a gradual improvement in the potential marketability of the common stock. Based on all these factors, the board of directors determined a fair value of our common stock to be $5.76 per share.

        October 12, 2011.    In October 2011, our board of directors approved a plan to proceed with the preparation for a filing for an initial public offering. While the timing of the offering was uncertain, this decision substantially increased the likelihood of a public offering as compared to other liquidation events and, as such, the expected outcome weighting for an initial public offering was changed to 95%, with the remaining 5% assigned towards a liquidation scenario. In addition, this analysis used a 15% lack of marketability discount given the uncertain timing of the public offering as well as increased volatility in the capital markets. Based on all of these factors, our board of directors determined a fair value of our common stock to be $6.58 per share.

        December 29, 2011.    In December 2011, we filed with the SEC the initial registration statement for this offering. The filing, in conjunction with our revenue growing at approximately 25% as compared to the same period in the year prior, improved our confidence of completing an initial public offering and we adjusted our assumptions to reflect that the offering could potentially be executed in the first half of 2012. Given the ongoing economic uncertainty in Europe, we maintained the expected outcome weighting for an initial public offering of 95%, with the remaining 5% assigned towards a liquidation scenario in the event of a renewed global economic crises. In addition, this analysis used a 15% lack of marketability discount given the ongoing uncertainty of the timing of the public offering as well as increased volatility in the capital markets. Based on all of these factors, our board of directors determined a fair value of our common stock to be $7.98 per share.

        January 23, 2012.    Given the limited time that had passed since our prior valuation and that there were no material changes to the business since that time, we applied the same sets of assumptions as used on December 29, 2011 in assessing the valuation and as such we did not have an updated valuation report prepared by our valuation firm. Accordingly, our board of directors determined a fair value of our common stock to remain $7.98 per share.

        We have determined, after consultation with the underwriters, that our anticipated initial offering price range as reflected in this prospectus is $10.00 to $12.00 per share. As of the date of our most recent stock option grants in late January 2012, our board of directors determined the fair value of our common stock to be $7.98 per share. The determination was based upon the objective and subjective factors described above and, in part, on a valuation report that we received on December 29, 2011. We believe the difference between the fair value of our common stock on the most recent date of grant, as determined by our board of directors, and the anticipated offering price range is a result of the following factors:

  •
  the increased likelihood of consummating our initial public offering in the near term, particularly with the significant recent improvement in major stock market indices, assuming an April 2012 launch, pricing and close;

  •
  the anticipated price range necessarily assumes that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any marketability or illiquidity discount for our common stock, which was appropriately taken into account in our board of directors' fair value determination in late January 2012 and prior;

  •
  the forecasted improvement in our projected financial outlook is based on our continued revenue growth and a steadying U.S. economy and capital markets recovery; and

  •
  the consideration of recent financial, trading and market statistics of comparable companies and a broader set of software companies, including some that have either recently completed or currently have pending initial public offerings, discussed between us and the underwriters as compared to the more narrow prior analysis applied and comparable companies used by the board of directors.

Allowance for Doubtful Accounts

        We assess collectability based on a number of factors, including credit worthiness of the customer along with past transaction history; in addition, we perform periodic evaluations of our customers' financial condition. Credit losses historically have not been material, which is directly attributable to our subscription-based services model, enabling us to immediately discontinue the availability of the services in question in the event of non-payment. Through December 31, 2011, we have not experienced any significant credit losses.

Capitalized Software Costs

        Our research and development efforts include both software created for our internal use on behalf of our customers as well as software elements to be used by our customers in their own facilities. As such, we consider both ASC 350-40 and ASC 985-20 when accounting for our research and development costs.

        ASC 350-40, Internal-Use Software, contains the following provisions: (1) Preliminary project costs are expensed as incurred; (2) All costs associated with the development of the application are to be capitalized; and (3) All costs associated with the post-implementation operation of the software shall be expenses as incurred. As well, the costs for all upgrades and enhancements to the originally developed software may be capitalized if additional functionality is added. Accordingly, we capitalize certain software development costs, including the costs to develop new solutions or significant enhancements to existing solutions, which are developed or obtained for internal use. We capitalize software development costs when application development begins, it is probable that the project will be completed, and the software will be used as intended. Such capitalized costs are amortized on a straight-line basis over the estimated useful life of the related asset, which is generally two years. Costs associated with preliminary project stage activities, training, maintenance and all post implementation stage activities are expensed as incurred. To date in 2011, we have capitalized costs of approximately $0.4 million in aggregate under ASC 350-40. Based on our current plans, we expect to capitalize a similar portion of our development costs in the future.

        ASC 985-20, Costs of Software to be Sold, Leased, or Marketed, contains the following provisions: (1) all costs to establish the technological feasibility shall be expensed when incurred; (2) costs of producing product masters incurred subsequent to establishing technological feasibility shall be capitalized; and (3) capitalization of computer software costs shall cease when the product is available for general release to customers. Accordingly, software development costs related to software services to be distributed and sold are capitalized once technological feasibility has been established and prior to the general availability of the solution, with amortization determined for each individual solution based on the solution's expected economic life. For all development projects subject to this accounting guidance, the costs to establish technological feasibility have been expensed as incurred. To date, all costs subsequent to technological feasibility but prior to general availability have not been material and as such we have not capitalized any costs associated with projects subject to ASC 985-20. All costs subsequent to general availability have been expensed as incurred.

Impairment of Long Lived Assets

        In accordance with ASC 360, Property, Plant, and Equipment, we evaluate long-lived assets, such as property and equipment and intangible assets other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No assets were determined to be impaired to date.

Income Taxes

        We account for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the years in which differences are expected to be reversed.

        We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.

        We have elected to use the "with and without" approach as described in ASC 740-20, Intraperiod Tax Allocation, in determining the order in which tax attributes are utilized. As a result, we will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to us have been utilized. In addition, we have elected to account for the impact of stock-based awards on other tax attributes, such as the research tax credit, through the consolidated statement of operations.

        In July 2006, the FASB issued guidance which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with ASC 740. The guidance provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the guidance and in subsequent periods. ASC 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted the guidance effective January 1, 2009, and as a result of the implementation, we recognized a $0.8 million increase in unrecognized tax benefits. There was no increase in the January 1, 2009 balance of accumulated deficit since the benefit related to attribute carryovers for which the related deferred tax assets were subject to a full valuation allowance.

Recent Accounting Pronouncements

        In June 2011, the FASB issued amended guidance on the presentation of the Statement of Comprehensive Income. The amended guidance eliminates the current option to report other comprehensive income and its components of other comprehensive income as part of the statement of changes in stockholders' equity. In addition, it gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The requirement to present reclassification adjustments out of accumulated other comprehensive income on the face of the consolidated statement of income has been deferred. This guidance will be effective for reporting periods beginning after December 15, 2011 and will be applied retrospectively. We do not expect that this guidance will have an impact on our financial position, results of operations or cash flows, but will impact our financial statement presentation.

        In September 2011, the FASB issued amended guidance relating to the goodwill impairment test. The guidance provides that an entity first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, an entity no longer would be required to calculate the fair value of a reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The guidance also includes examples of the types of events and circumstances to consider in conducting the qualitative assessment. The guidance will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We are currently evaluating this amended guidance but we do not expect that it will have an impact on our consolidated financial statements.

BUSINESS

Overview

        Proofpoint is a pioneering security-as-a-service vendor that enables large and mid-sized organizations worldwide to defend, protect, archive and govern their most sensitive data. Our security-as-a-service platform is comprised of an integrated suite of on-demand data protection solutions, including threat protection, regulatory compliance, archiving and governance, and secure communication. Our solutions are built on a flexible, cloud-based platform and leverage a number of proprietary technologies, including big data analytics, machine learning, deep content inspection, secure storage and advanced encryption, to address today's rapidly changing threat landscape.

        A fundamental shift in the sources of cyber crime, from hackers to organized crime and governments, combined with the emergence of international data trafficking, are driving an unprecedented wave of targeted, malicious attacks designed to steal valuable information. At the same time, the growth of business-to-business collaboration, as well as the consumerization of IT and the associated adoption of mobile devices and unmanaged Internet-based applications, have proliferated sensitive data and reduced the effectiveness of many existing security products. These factors have contributed to an increasing number of severe data breaches and expanding regulatory mandates, all of which have accelerated demand for effective data protection and governance solutions.

        Our platform addresses this growing challenge by not only protecting data as it flows into and out of the enterprise via on-premise and cloud-based email, instant messaging, social media and other web-based applications, but also securely archiving these communications for compliance and discovery. We address four important problems for the enterprise:

  •
  Keeping malicious content out;

  •
  Preventing the theft or inadvertent loss of sensitive information and, in turn, ensuring compliance with regulatory data protection mandates;

  •
  Collecting, retaining, governing and discovering sensitive data for compliance and litigation support; and

  •
  Securely sharing sensitive data with customers, partners and suppliers.

        Our platform and its associated solutions are sold to customers on a subscription basis and can be deployed through our unique cloud-based architecture that leverages both our global data centers as well as optional points-of-presence behind our customers' firewalls. Our flexible deployment model enables us to deliver superior security and compliance while maintaining the favorable economics afforded by cloud computing, creating a competitive advantage for us over legacy on-premise and cloud-only offerings.

        We were founded in 2002 to provide a unified solution to help enterprises address their growing data security requirements. Our first solution was commercially released in 2003 to combat the burgeoning problem of spam and viruses and their impact on corporate email systems. To address the evolving threat landscape and the adoption of communication and collaboration systems beyond corporate email and networks, we have broadened our solutions to defend against a wide range of threats, protect against outbound security risks, and archive and govern corporate information. Today, our solutions are used by approximately 2,400 customers worldwide, including 26 of the Fortune 100, protecting tens of millions of end-users. We market and sell our solutions worldwide both directly through our sales teams and indirectly through a hybrid model where our sales organization actively assists our network of distributors and resellers. We also distribute our solutions through strategic partners including IBM, Microsoft and VMware.

Industry Background

  Significant Shift in the Enterprise Threat Landscape

        A number of trends are leading to a significant shift in the nature and severity of data security threats and the measures required to address them:

  •
  Data security attacks are becoming more sophisticated and targeted.  In recent years, data security threats have become more sophisticated as professional criminals, governments and "hacktivists" have targeted sensitive information and a market has emerged for stolen data. As this transition has happened, threats have shifted away from generic malware and high-volume spam to more targeted attacks focused on high-value data such as credit card numbers, login credentials, health care records, social security numbers, financial information and intellectual property. Once stolen, this data often is used in a wide range of illegal activity, including insurance fraud, banking theft, identity theft, credit card fraud and insider trading. Gartner estimates that through the end of 2015, financially motivated attacks will continue to be the source of more than 70% of the most damaging cyber threats.* Seemingly harmless data such as an email address is also leveraged in conjunction with personal information from social networking sites to launch targeted "spear phishing" attacks - emails designed to look authentic and trick the end-user into divulging sensitive data or clicking on a malicious web link to gain access to information protected within corporate networks. Spear phishing attacks are believed to have been used in a number of recent high profile data breaches.

*
See "Industry and Market Data."

•
Consumerization of IT and growth of business-to-business collaboration increase risk of data loss.  The widespread adoption of consumer technologies throughout the enterprise, including mobile devices, unmanaged Internet-based collaboration and file sharing applications and social networking sites, have caused valuable and sensitive enterprise data to move beyond the reach of traditional corporate data protection measures. In addition, many companies today operate as part of global, distributed value chains working closely with an extensive network of suppliers, sub-contractors and distribution partners, with valuable data being constantly exchanged among these business partners. As data increasingly moves beyond traditional network boundaries it becomes more challenging for enterprises to control and govern.

•
Consequences of data breaches have become more severe.  The monetary and reputational cost of data breaches, whether malicious or inadvertent, is increasing rapidly. An ongoing wave of high profile breaches in multiple industries has exposed a broad range of data, including personal information, diplomatic communications, online banking credentials, financial accounts and health care records, causing significant financial and reputational impact to the affected organizations. A 2011 Ponemon Institute study estimated a 44% increase in successful cyber attacks from the prior year's study contributing to a 56% increase in the median annualized cost of cyber crime.* In addition, according to Gartner, the federal government estimates there is $5 trillion of intellectual property in the United States, most of it commercially owned, with more than $300 billion of intellectual property stolen each year from U.S. networks.* Potentially more damaging is the reputational impact to organizations entrusted with sensitive data that is subsequently compromised.

•
Regulatory mandates create additional data protection and governance requirements.  Governments around the world and at all levels of jurisdiction are continuing to enact new laws regarding data protection and privacy as well as new regulations to mandate closer oversight over all aspects of regulatory adherence. Privacy laws and regulations require that enterprises and government organizations create and enforce policies for the assurance, protection and archiving of various types of corporate information, and the availability of that information in response to litigation and other inquiries. For example, laws such as HIPAA, GLBA, the Sarbanes-Oxley Act, related regulations and securities industry oversight requirements have created significant and complex requirements for the protection and retention of sensitive corporate information. There is also a wide variety of rapidly changing country-specific and even state-specific regulations, such as the UK Data Protection Act, Canada's Personal Information Protection and Electronic Documents Act (PIPEDA), the European Union's Data Protection Directive and comprehensive privacy regulations enacted in Massachusetts and Nevada, all of which extend globally to enterprises serving customers in those regions. In addition to government laws and regulations, industry standards such as the Payment Card Industry Security Standards Council's Data Security Standard (PCI-DSS) mandate that member organizations meet stringent data protection standards.

  Traditional information security and compliance solutions are ineffective

        To protect their data assets, organizations have typically employed a number of disparate on-premise security products. However, these solutions are not well suited to addressing today's threats and challenges and many organizations are still unable to adequately protect their data assets for a variety of reasons, including:

  •
  Legacy threat protection products are increasingly vulnerable to modern targeted attacks.  Widely deployed threat protection products, such as firewalls, anti-virus products and secure email gateways were designed primarily to stop large-scale spam and virus attacks that emerged in the early and mid-2000s. The techniques these systems employ to detect and defend against broad attacks, such as signature databases of known malicious code, IP-reputation for spam generating sites and "honey pots" or spam-traps to identify new threats, are often ineffective against today's targeted attacks. Cybercriminals are now employing advanced, targeted attacks such as "spear phishing" designed to defeat these legacy defenses by using URLs and shortened URLs to avoid signature detection, leveraging compromised accounts to bypass reputation systems, and directly targeting known valid recipients to avoid detection by "honey pots."

  •
  Siloed, reactive security and compliance offerings provide inadequate data protection.  To piece together a comprehensive solution for data protection, archiving and governance, enterprises have traditionally deployed a collection of specialized products and associated hardware for spam and anti-virus protection, compliance enforcement, data loss protection, content encryption, secure mobile access, archiving and data retention. These point solutions lack the integration and common policy framework to effectively protect and govern data across the enterprise and to ensure a comprehensive response that coordinates protection against inbound threats with remediation efforts to prevent resulting outbound risks. In addition, existing products are largely reactive, employing either passive auditing or basic blocking techniques, and do not enable secure communications or proactive data governance in real time. For example, traditional email security offerings will typically deposit even the most serious of threats in the end-user quarantine, thereby relying on end-users to refrain from opening malicious messages specifically stored in this repository for their review and disposition by the user.

  •
  Traditional security architectures assume data is behind corporate firewalls.  Existing solutions are built on the assumption that sensitive corporate data is stored behind corporate firewalls. With the consumerization of IT and the associated adoption of mobile devices and cloud-based applications, valuable corporate data is now widely distributed and accessed through a variety of devices. Legacy systems are unable to provide adequate data protection in this new environment because they are not designed to apply data loss prevention technologies to webmail, Internet-based collaboration applications or social networking sites.

  •
  Inflexible, cumbersome security and compliance systems are often bypassed by end-users.  Traditional security and compliance offerings were designed for IT professionals with limited focus on ease of use for end-users. Most existing solutions are inflexible, cumbersome to use, and hinder end-users' day-to-day business activities, all of which lead end-users to bypass them in favor of unsanctioned solutions, thus dramatically increasing the risk of data loss and compliance violations.

  •
  Discrete, hardware-based offerings have high total cost of ownership.  Enterprises have traditionally implemented discrete on-premise security, compliance and archiving products that can be time consuming to deploy and manage, require redundancy and excess capacity to handle peak-level workloads, and are difficult and expensive to upgrade. In addition, traditional solutions require a wide range of components provided by different vendors with different interfaces and architectures, leading to interoperability issues. This type of patchwork approach is complicated and expensive to maintain and limits an enterprise's ability to take advantage of the economic and scalability benefits afforded by a security-as-a-service architecture.

  Market opportunity

        In an attempt to defend against the constantly evolving threat landscape and to comply with government mandates, enterprises are beginning to implement new, more robust corporate policies for data protection, archiving and governance. To enforce these new policies, secure communication technologies and policy-based encryption are being used to limit the leakage of sensitive data and intellectual property, and archiving and eDiscovery solutions are being used to reduce legal compliance risks. According to International Data Corporation (IDC), a third-party market research company, the total worldwide market for data protection solutions is estimated to grow from $5.2 billion in 2011 to $8.0 billion by 2015, a CAGR of 11%.*

*
See "Industry and Market Data."

The Proofpoint Solution

        Our integrated suite of on-demand security-as-a-service solutions enables large and mid-sized organizations to defend, protect, archive and govern their sensitive data. Our comprehensive platform provides threat protection, regulatory compliance, archiving and governance, and secure communication. These solutions are built on a cloud-based architecture, protecting data not only as it flows into and out of the enterprise via on-premise and cloud-based email, instant messaging, social media and other web-based applications, but also securely archiving these communications for compliance and discovery. We have pioneered the use of innovative technologies to deliver better ease-of-use, greater protection against the latest advanced threats, and lower total cost of ownership than traditional alternatives. The key elements of our solution include:

  •
  Superior protection against advanced, targeted threats.  We use a combination of proprietary technologies for big data analytics, machine learning and deep content inspection to detect and stop targeted "spear phishing" and other sophisticated attacks. By processing and modeling billions of requests per day, we can recognize anomalies in traffic flow to detect targeted attacks. Our deep content inspection technology enables us to identify malicious message attachments and distinguish between valid messages and "phishing" messages designed to look authentic and trick the end-user into divulging sensitive data or clicking on a malicious web link. Our machine learning technology enables us to detect targeted "zero-hour" attacks in real time, even if they have not been seen previously at other locations, and quarantine them appropriately.

  •
  Comprehensive, integrated data protection suite.  We offer a comprehensive solution for data protection and governance through an integrated, security-as-a-service platform that is comprised of four main suites: Proofpoint Enterprise Protection, Proofpoint Enterprise Privacy, Proofpoint Enterprise Archive and Proofpoint Enterprise Governance. Together, these solutions can improve an organization's ability to detect and mitigate inbound and outbound threats and securely archive and discover communication across all major communication channels including on-premise and cloud-based email, instant messaging, social media and other web-based applications. In addition, our common policy framework and reporting systems enable organizations to comply with complex regulatory mandates, implement consistent data governance policies and ensure end-to-end incident response across the enterprise.

  •
  Designed to empower end-users.  Unlike legacy offerings that simply block communication or report audit violations, our solutions actively enable secure business-to-business and business-to-consumer communications. Our easy-to-use policy-based email encryption service automatically encrypts sensitive emails and delivers them to any PC or mobile device. In addition, our secure file-transfer solution makes it easy for end-users to share and collaborate on large documents. All of our solutions provide mobile-optimized capabilities to empower the growing number of people who use mobile devices as their primary computing platform.

  •
  Security optimized cloud architecture.  Our multi-tenant security-as-a-service solution leverages a distributed, scalable architecture deployed in our global data centers for deep content inspection, global threat correlation and analytics, high-speed search, secure storage, encryption key management, software updates and other core functions. Customers can choose to deploy optional physical or virtual points-of-presence behind their firewalls for those who prefer to deploy certain functionality inside their security perimeter. This architecture enables us to leverage the benefits of the cloud to cost-effectively deliver superior security and compliance, while optimizing each deployment for the customer's unique threat environment.

  •
  Extensible security-as-a-service platform.  The key components of our security-as-a-service platform, including services for secure storage, content inspection, reputation, big data analytics, encryption, key management, and identity and policy, can be exposed through application programming interfaces, or APIs, to integrate with internally developed applications as well as with those developed by third-parties. In addition, these APIs provide a means to integrate with the other security and compliance components deployed in our customers' infrastructures.

Our Business Strategy

        Our objective is to be the leading security-as-a-service provider of next-generation data protection and governance solutions. The key elements of our strategy include:

  •
  Grow our customer base.  We believe the ongoing wave of data breaches, many of which are instigated by targeted email attacks, is leading more organizations to re-evaluate their legacy threat protection infrastructure. We believe we are well-positioned to benefit from this replacement cycle. To meet the increasing need among large and mid-sized organizations for effective and comprehensive data protection and governance, we intend to continue to invest in our direct inside and field sales organizations in order to increase our market share.

  •
  Broaden the adoption of our platform with existing customers.  We have designed our security-as-a-service platform as an integrated, modular platform that enables customers to easily adopt additional services. A majority of our existing customers have licensed only one of our solutions. We believe that this represents a significant opportunity to expand the adoption of our platform by our existing customers. Accordingly, we plan to invest not only in sales and marketing to drive these sales to existing customers but also in customer service and research and development to maintain and improve the ongoing customer experience.

  •
  Grow and further expand our international presence.  We have established a global sales, service and operations infrastructure to support our planned international expansion. We currently have sales teams located in the United States, Brazil, Canada, France, Germany, Japan, Mexico, Singapore, and the United Kingdom. For 2011, we derived 21% of our total revenue from customers outside of the United States, an increase from 20% of total revenue for 2010. We intend to continue investing in our international operations to enhance our ability to serve our global customers and grow our international business.

  •
  Extend our channel partner network.  We leverage the relationships and knowledge of top global security reseller partners including Accuvant, Inc., FishNet Security, Inc., Forsythe Technology, Inc., Integralis, Inc. and Telindus (acquired by Belgacom SA) to provide a comprehensive sales solution. We also distribute our solutions through strategic partners such as IBM, Microsoft and VMware. We intend to further develop our network of security resellers and strategic partners to further extend our global sales, service and support capabilities.

  •
  Leverage and extend the capabilities of our security-as-a-service platform.  We believe our competencies in big data analytics, machine learning, deep content inspection, secure storage and advanced encryption can be extended to new data security markets. We also intend to extend the data protection and governance capabilities of our platform and enable an ecosystem of third-party developers in order to complement and enhance our efforts.

  •
  Protect against threats from established and emerging communication and collaboration platforms.  Today's data security threats exploit vulnerabilities in a wide range of communication channels into and out of the enterprise, including corporate email systems, web-based email, instant messaging, web-based collaboration and file sharing applications, social networks and blog posts. While email continues to be the primary means of penetrating the corporate network and the primary target for eDiscovery requests, we have broadened our solutions to protect and archive these other communication and collaboration platforms. We intend to continue to actively monitor the emergence of new platforms and adapt our technologies to integrate them into our broad and comprehensive data protection and governance solution.

Our Security-as-a-Service Platform

        We provide a multi-tiered security-as-a-service platform consisting of solutions, platform technologies and infrastructure. Our platform currently includes four solutions bundled for the convenience of our customers, distributors and resellers: Proofpoint Enterprise Protection, Proofpoint Enterprise Privacy, Proofpoint Enterprise Archive and Proofpoint Enterprise Governance. Each of these solutions is built on our security-as-a-service platform, which includes both platform services and enabling technologies. Our platform services provide the key functionality to enable our various solutions while our enabling technologies work in conjunction with our platform services to enable the efficient construction, scaling and maintenance of our customer-facing solutions.

        Our suite is delivered by a cloud infrastructure and can be deployed as a secure cloud-only solution, or as a hybrid solution with optional physical or virtual points-of-presence behind our customers' firewalls for those who prefer to deploy certain functionality inside their security perimeter. In all deployment scenarios, our cloud-based architecture enables us to leverage the benefits of the cloud to cost-effectively deliver superior security and compliance while maintaining the flexibility to optimize deployments for customers' unique environments. The modularity of our solutions enables our existing customers to implement additional modules in a simple and efficient manner.

Solutions

        Our security-as-a-service platform includes four solutions bundled for the convenience of our customers: Proofpoint Enterprise Protection, Proofpoint Enterprise Privacy, Proofpoint Enterprise Archive and Proofpoint Enterprise Governance.

Proofpoint Enterprise Protection

        Proofpoint Enterprise Protection is our communications and collaboration security suite designed to protect customers' mission-critical messaging infrastructure from outside threats including spam, phishing, unpredictable email volumes, malware and other forms of objectionable or dangerous content before they reach the enterprise. Key capabilities within Proofpoint Enterprise Protection include:

  •
  Threat detection.  Proofpoint threat detection uses our Proofpoint MLX machine learning technology and reputation data to examine millions of possible attributes in every message, including envelope headers and structure, embedded web links, images, attachments and sender reputation, as well as unstructured content in the message body, to block phishing and spear phishing attacks, spam and other forms of malicious or objectionable content. This solution also includes sophisticated policy and routing controls designed to ensure security and the effective handling of all classifications of content.

  •
  Virus protection.  Our virus protection capabilities combat email-borne viruses, worms and trojans with a solution that combines efficient message handling, comprehensive reporting, and robust policy management with leading third-party anti-virus scanning engines.

  •
  Zero-hour threat detection.  Protects enterprises against new phishing attacks, viruses and other forms of malicious code during the critical period after new attacks are released and before full information is available to characterize the threat.

  •
  Smart search.  Offers an easy-to-use interface that provides real-time visibility into message flows across an organization's messaging infrastructure, using built-in logging and reporting capabilities with advanced message tracing, forensics and log analysis capabilities.

        Key benefits of Proofpoint Enterprise Protection include:

    •
    Superior protection from advanced threats, spam and viruses.  Protects against advanced threats, spam and other malicious code such as viruses, worms and spyware.

    •
    Comprehensive outbound threat protection.  Analyzes all outbound email traffic to block spam, viruses and other malicious content from leaving the corporate network, and pinpoint the responsible compromised systems.

    •
    Effective, flexible policy management and administration.  Provides a user-friendly, web-based administration interface and robust reporting capabilities that make it easy to define, enforce and manage an enterprise's messaging policies.

    •
    Easy-to-use end-user controls.  Gives email users easy, self-service control over their individual email preferences within the parameters of corporate-defined messaging policies.

Proofpoint Enterprise Privacy

        Our data loss prevention, encryption and compliance solution defends against leaks of confidential information, and helps ensure compliance with common U.S., international and industry-specific data protection regulations - including HIPAA, GLBA, PIPEDA and PCI-DSS. Key capabilities within Proofpoint Enterprise Privacy include:

  •
  Advanced data loss prevention.  Our advanced data loss prevention solution identifies regulated private content, valuable corporate assets and confidential information before it leaves the organization via email or web-based applications. Pre-packaged smart identifiers and dictionaries automatically and accurately detect a wide range of regulated content such as social security numbers, health records, credit card numbers, and driver's license numbers. In addition to regulated content, our machine learning technology can identify confidential, organization-specific content and assets. Once identified and classified, sensitive data can be blocked, encrypted and transmitted or re-routed internally based on content and identity-aware policies.

  •
  Flexible remediation and supervision.  Content, identity and destination-aware policies enable effective remediation of potential data breaches or regulatory violations. Remediation options include stopping the transfer completely, automatically forcing data-encryption, or routing to a compliance supervisor or the end-user for disposition. Proofpoint Enterprise Privacy provides comprehensive reporting on potential violations and remediation using our analytics capabilities.

  •
  Policy-based encryption.  Automatically encrypts regulated and other sensitive data before it leaves an organization's security perimeter without requiring cumbersome end-user key management. This enables authorized users, whether or not they are our customers, to quickly and easily decrypt and view content from most devices.

  •
  Secure file transfer.  Provides secure, large file transfer capabilities that allow end-users to send large files quickly, easily, and securely while eliminating the impact of large attachments on an email infrastructure.

  Key benefits of Proofpoint Enterprise Privacy include:

    •
    Regulatory compliance.  Allows outbound messages to comply with national and state government and industry-specific privacy regulations.

    •
    Superior malicious and accidental data loss protection.  Protects against the loss of sensitive data, whether from a cybercriminal attempting to exfiltrate valuable data from a compromised system, or from an employee accidently distributing a file to the wrong party through email, webmail, social media, file sharing, or other Internet-based mechanisms for publishing content.

    •
    Easy-to-use secure communication.  Allows corporate end-users to easily share sensitive data without compromising security and privacy, and enables authorized external recipients to transparently decrypt and read the communications from any device. Our mobile-optimized interfaces provide the easiest experience for the rapidly growing number of recipients on smartphones and tablets.

Proofpoint Enterprise Archive

        Proofpoint Enterprise Archive is designed to ensure: accurate enforcement of data governance, data retention and supervision policies and mandates; cost effective litigation support through efficient discovery; and active legal hold management. Proofpoint Enterprise Archive can store, govern and discover a wide range of data including email, instant message conversations, social media interactions, and other files throughout the enterprise. The key capabilities within Proofpoint Enterprise Archive include:

  •
  Secure cloud storage.  With our proprietary double blind encryption technology and the associated data storage architecture, all email messages, files and other content are encrypted with keys controlled by the customer before the data enters the Proofpoint Enterprise Archive. This ensures that even our employees and law-enforcement agencies cannot access a readable form of the customer data without authorized access by the customer to the encryption keys stored behind the customer's firewall.

  •
  Search performance.  By employing parallel, big data search techniques, we are able to deliver search performance measured in seconds, even when searching hundreds of terabytes of archived data. Traditional on-premise solutions can take hours or even days to return search results to a complex query.

  •
  Flexible policy enforcement.  Enables organizations to easily define and automatically enforce data retention and destruction policies necessary to comply with regulatory mandates or internal policies that can vary by user, group, geography or domain.

  •
  Active legal-hold management.  Enables administrators or legal professionals to easily designate specific individuals or content as subject to legal hold. Proofpoint Enterprise Archive then provides active management of these holds by suspending normal deletion policies and automatically archiving subsequent messages and files related to the designated matter.

  •
  End-user supervision.  Leveraging our flexible workflow capabilities, Proofpoint Enterprise Archive analyzes all electronic communications, including email and communications from leading instant messaging and social networking sites, for potential violations of regulations, such as those imposed by Financial Industry Regulatory Authority (FINRA) and the SEC in the financial services industry.

  Key benefits of Proofpoint Enterprise Archive include:

    •
    Regulatory compliance.  Helps organizations meet regulatory requirements by archiving all messages and content according to compliance retention policies and enabling staff to systematically review messages for compliance supervision.

    •
    Proactive data governance.  Allows organizations to create, maintain and consistently enforce a clear corporate data retention policy, reducing the risk of data loss and the cost of eDiscovery.

    •
    Efficient litigation support.  Provides advanced search features that reduce the cost of eDiscovery and allow organizations to more effectively manage the litigation hold process.

    •
    Reduced storage and management costs.  Helps to simplify mailbox and file system management by automatically moving storage-intensive attachments and files into cost-effective cloud storage.

Proofpoint Enterprise Governance

        Proofpoint Enterprise Governance provides organizations the ability to track, classify, monitor, and apply governance policies to unstructured information across the enterprise. By proactively governing unstructured information "in-place," organizations can effectively manage regulatory compliance, increase control over information and mitigate legal and financial risks. The key capabilities within Proofpoint Enterprise Governance include:

  •
  Document Tracking—Digital Thread.  Proofpoint Enterprise Governance creates a unique "digital fingerprint" for every document and version. Our solution can monitor most major document stores including share-drives, Microsoft Sharepoint, Microsoft Exchange, Lotus Domino, EMC Documentum and desktops, and track every document, version and location. This enables organizations to track and govern their sensitive documents wherever they travel inside or outside the enterprise.

  •
  Cloud-based Search and Analytics.  By employing advanced search techniques, we are able to deliver detailed reporting on all monitored documents and locations. Administrators can quickly locate all copies and versions of a given document or run summary reports detailing types and locations of stored documents throughout the enterprise.

  •
  Flexible policy enforcement.  Enables organizations to easily define and automatically enforce data retention and destruction policies necessary to comply with regulatory mandates or internal policies that can vary by user, group, project or geography.

        Key benefits of Proofpoint Enterprise Governance include:

    •
    Regulatory compliance.  Helps organizations meet regulatory requirements by systematically retaining required documents and unstructured content according to compliance retention policies and enabling staff to efficiently review and enforce these policies.

    •
    Proactive data governance.  Allows organizations to create, maintain and consistently enforce a clear corporate data retention and destruction policy around documents and other unstructured content, reducing the risk of data loss and the cost of eDiscovery.

    •
    Efficient litigation support.  Provides advanced search features that locate all copies of documents wherever they live reducing the cost of eDiscovery and allowing organizations to effectively manage the litigation process.

    •
    Reduced storage and management costs.  Reduces document management and storage costs by automating the reporting and clean-up of unnecessary documents including duplicates, intermediate versions and non-business records.

Platform Services

        Our platform services provide the key functionality to enable our various solutions, using our enabling technologies. Our platform services consist of:

  •
  Content inspection.  Applies our Proofpoint MLX machine learning techniques to understand the meaning of email, documents and social networking communications and to identify and classify content as malicious, sensitive or relevant to a litigation matter for threat protection, data loss prevention and discovery.

  •
  Reputation.  Leverages machine learning and big data analytics to analyze and correlate billions of requests per day to create a dynamic reputation profile of hundreds of millions of IP addresses, domains, web links and other Internet content. This database of reputation profiles is used to help identify and block malicious attacks.

  •
  Encryption and key management.  Securely encrypts data and stores and indexes hundreds of thousands of individual encryption keys without requiring cumbersome key-exchange or other end-user set-up. Enables authorized users to quickly and easily decrypt and view content from a wide variety of devices.

  •
  Notification and workflow.  Creates notifications and an enabling workflow to alert administrators and compliance officers of an incident and enable subsequent review, commentary, tracking, escalation and remediation of each event.

  •
  Analytics and search.  Provides an easy-to-use, web-based interface for searching and analyzing information to enable enterprises to rapidly trace inbound and outbound messages, analyze how messages were processed by a Proofpoint Enterprise deployment, report on the disposition and status of any email message, and retrieve in real time archived communications for litigation support and eDiscovery.

Enabling Technologies

        Our enabling technologies are a proprietary set of building blocks that work in conjunction with our application services to enable the efficient construction, scaling and maintenance of our customer-facing solutions. These technologies consist of:

  •
  Big data analytics.  Indexes and analyzes petabytes of information in real time to discover threats, detect data leaks and enable end-users to quickly and efficiently access information distributed across their organizations.

  •
  Machine learning.  Builds predictive data models using our proprietary Proofpoint MLX machine learning techniques to rapidly identify and classify threats and sensitive content in real time.

  •
  Identity and policy.  Enables the definition and enforcement of sophisticated data protection policies based on a wide set of variables, including type of content, sender, recipient, pending legal matters, time and date, regulatory status and more.

  •
  Secure storage.  Stores petabytes of data in the cloud cost-effectively using proprietary encryption methods, keeping sensitive data tamper-proof and private, yet fully searchable in real time.

Infrastructure

        We deliver our security-as-a-service solutions through our cloud architecture and international data center infrastructure. We operate thousands of physical and virtual servers across nine data centers located in the United States, Canada, the Netherlands, Germany and Australia.

        Our cloud architecture is optimized to meet the unique demands of delivering real-time security-as-a-service to global enterprises. Key design elements include:

  •
  Security.  Security is central to our cloud architecture and is designed into all levels of the system, including physical security, network security, application security, and security at our third-party data centers. Our security measures have met the rigorous standards of SAS 70 Type II certification. The industry is in the process of upgrading this certification program to a new standard known as Statement on Standards for Attestation Engagements No. 16 (SSAE 16). We completed our transition to SSAE 16 in 2011. In addition to this commercial certification program, we have also successfully completed the FISMA certification for our cloud-based archiving and governance solution, enabling us to serve the rigorous security requirements of U.S. federal agencies.

  •
  Scalability and performance.  By leveraging a distributed, scalable architecture we process billions of requests against our reputation systems and hundreds of millions of messages per day, all in near real time. In addition, our grid-based storage architecture currently manages more than a petabyte of secure storage. Massively-parallel query processing technology is designed to ensure rapid search results over this vast data volume. In addition to this aggregate scalability across all customers, our architecture also scales to effectively meet the needs of our largest individual customers, each of which has millions of users and processes tens of millions of messages per day.

  •
  Flexibility.  Our cloud architecture enables individual customers to deploy entirely in Proofpoint's global data centers or in hybrid configurations with optional points of presence located behind the customer's firewall. This deployment flexibility enables us to deliver security, compliance and performance tailored to the unique threat profile and operating environment of each customer.

  •
  High availability.  Our services employ a wide range of technologies including redundancy, geographic distribution, real-time data replication and end-to-end service monitoring to provide 24x7 system availability.

  •
  Network operations control.  We employ a team of skilled professionals who monitor, manage and maintain our global data center infrastructure and its interoperability with the distributed points of presence located behind our customers' firewalls to ensure 24x7 operations.

  •
  Low cost.  We deploy our services on shared, low-cost, commodity computing and storage infrastructure. In addition, we utilize multi-tenancy and hardware virtualization to further reduce hardware and management costs. Because we primarily rely on internally developed and open source technology instead of commercially licensed technology, we are able to offer a cost-effective solution to our customers.

        During 2011, we had $4.9 million in capital spending in part to support infrastructure expansion. These expenditures are primarily in connection with the replacement and upgrade of equipment to lower the cost of deployment as well as to improve the efficiency for our cloud-based architecture.

Customers

        As of December 31, 2011 we had approximately 2,400 customers of all sizes across a wide variety of industries, including 25 of the Fortune 100. Our largest customers use our platform to protect millions of users and handle tens of millions of messages per day. We have a highly diversified customer base, with no single partner or customer accounting for more than 10% of total revenue in 2009, 2010 or 2011. In each year since the launch of our first solution in 2003, we have retained over 90% of our customers.

        We target large and mid-sized organizations across all major verticals including financial services, retail, manufacturing, aerospace and defense, healthcare, education and government. We have been particularly successful selling to the largest enterprises; 19 of the 50 largest companies in the United States as ranked by Fortune Magazine are our customers. We have also had success penetrating the market leaders (as measured by revenue) in a number of significant verticals including:

  •
  4 of the 5 largest U.S. retailers

  •
  4 of the 5 largest U.S. aerospace & defense contractors

  •
  3 of the 5 largest U.S. banks

  •
  3 of the 5 largest global pharmaceutical companies

        Among our customers are: Alticor Inc., AON Corporation, Bank of America Corporation, Bank of China Limited, Burlington Coat Factory Warehouse Corporation, First Data Corporation, Grant Thornton LLP, Hospital Corporation of America, Hitachi Data Systems Corporation, Huntsman Corporation, Kaiser Permanente, Mary Kay, Inc., Petco Animal Supplies, Inc., Pitney Bowes Inc., The Radio France Group, Raymond James Financial, Inc., Royal Mail Group Ltd., Scottsdale Healthcare Corporation, the State of California, Sub-Zero, Inc., T-Mobile Wireless USA, Inc., Tyson Foods, Inc., UCLA Health System, University of North Carolina at Charlotte, United States Department of Agriculture, VF Corporation, Washington State University, Weatherford International Ltd., and Zions Bancorporation.

Case studies

        We believe that the following case studies provide a representative sample of how our customers deploy our solutions and the associated benefits that they experience.

Industrial products manufacturer

  Problem:

        This Fortune 100 manufacturer of industrial products was experiencing declining anti-spam and anti-virus effectiveness from its previous on-premise security system and sought a replacement to protect its 160,000 users.

  Solution and benefits:

        The company deployed the Proofpoint Enterprise Protection for email security along with Proofpoint Enterprise Privacy for data loss prevention and email encryption. During its evaluation of our inbound security solution, the company realized the benefits of adding the outbound capabilities of Proofpoint Enterprise Privacy, allowing it to replace a legacy on-premise data loss prevention solution. The customer reported benefits including:

  •
  Reduced costs through the consolidation of disparate threat management and compliance solutions to our single cloud-based platform;

  •
  Improved protection against leaks of valuable intellectual property and other types of private information;

  •
  Reduced time and costs associated with the IT team administering and enforcing security and data loss prevention policies; and

  •
  Reduced volumes of spam and other forms of malicious email.

Farm, construction and forestry equipment manufacturer

  Problem:

        A Fortune 500 manufacturer of farm, construction and forestry equipment needed better protection from increasingly malicious inbound spam and malware threats. The company sought to reduce its security costs while still retaining a high level of administrative control and visibility over its messaging infrastructure.

  Solution and benefits:

        The company chose to deploy the cloud-based version of Proofpoint Enterprise Protection to protect its 60,000 email users, replacing an incumbent solution running behind the firewall. The company found that only we delivered a cloud offering with the same administration, reporting and security features typically associated with on-premise solutions. The customer reported benefits including:

  •
  Reduced total cost of ownership through the elimination of on-premise hardware and the associated maintenance costs, the simplification of administration, and the ability to scale usage without requiring the deployment of additional hardware;

  •
  Moved email security from a complex IT cost center to a simple operational line item through the security-as-a-service deployment model;

  •
  Provided IT administrators with complete visibility into and control over their email environment, while significantly reducing the time required to manage and maintain the solution; and

  •
  Improved protection against spam and viruses, making email users safer and more productive, and enabling IT staff to spend less time dealing with spam-related helpdesk tickets and malware-related security issues.

Financial services firm

  Problem:

        This Fortune 500 organization is a leading provider of risk management services with an employee base of 59,000 people working in over 500 offices in more than 120 countries. The company required an archiving solution that could support tens of thousands of email users worldwide, meet FINRA compliance supervisory review requirements for broker-dealers, and improve the organization's litigation readiness.

  Solution and benefits:

        The company deployed Proofpoint Enterprise Archive across its U.S. offices, quickly expanding its deployment to more than 33,000 users. The company continues to expand its deployment of our archiving solution to additional U.S. and international office locations. The customer reported the following benefits:

  •
  Improved compliance with SEC and FINRA regulations that require regular sampling and supervision of electronic communications by broker-dealers;

  •
  Reduced time and costs associated with electronic discovery;

  •
  Improved legal hold capabilities reduced costs and risks associated with litigation; and

  •
  Reduced the total cost of ownership for archiving and made ongoing costs more predictable through a cloud-based storage model.

Global consumer products, manufacturing and logistics services company

  Problem:

        A global company that offers consumer products, manufacturing and logistics services in more than 80 countries and territories worldwide had been using a legacy security solution and, as part of its regular assessments of its messaging environment and security stance, was looking for solutions that offered superior security, performance and value. With 14,000 employees spread across numerous global locations, the company required a solution that was accessible and easy-to-use for end-users and administrators who work in a wide variety of different languages, cultures and regulatory environments.

  Solution and benefits:

        The company chose to deploy Proofpoint Enterprise Protection, originally deployed on-premise using hardware appliances. As its requirements grew, the company enhanced that deployment with virtual appliances, allowing the company to more easily and cost-effectively scale their deployment to support its fast-growing business.

        The company regularly assesses its requirements and has continued to stay with us through multiple evaluations of its messaging and security environment. In the most recent assessment, the company realized it could improve performance and reduce costs by moving certain functions to the cloud-based version of Proofpoint Enterprise Protection. The company now uses a hybrid environment where inbound email processing is handled in the cloud while certain policy enforcement and email routing functions are performed on-premise.

        The customer reported benefits including:

  •
  Improved security against spam, malware, phishing attacks and other inbound threats. Our advanced content filtering features and ability to scan both inbound and outbound messages improves security and simplifies the process of enforcing varied email policies for different regions;

  •
  Improved ease-of-use for the employees to manage their email preferences while making it simpler for administrators to serve the unique policy and security requirements in varied geographies; and

  •
  Reduced infrastructure and IT costs. By moving email filtering features to the cloud, the company reduced its total Internet bandwidth consumption by more than 2% and annually saves several person-weeks of valuable IT staff time which can be applied to more strategic IT projects.

Sales and Marketing

Sales

        We primarily target large and mid-sized organizations across all industries. Our sales and marketing programs are organized by geographic regions, including Asia-Pacific, EMEA, Japan, North America, and South America, and we further segment and organize our sales force into teams that focus on large enterprises (2,500 employees and above), mid-sized organizations (500 - 2,500 employees) and existing customers. In addition, we create integrated sales and marketing programs targeting specific vertical-markets. This vertical-market approach enables us to provide a higher level of service and understanding of our customers' unique needs, including the industry-specific business and regulatory requirements in industries such as healthcare, financial services, retail and education.

        We sell through both direct and indirect channels, including technology and channel partners:

  •
  Direct sales and reseller channel.  We market and sell our solutions to large and mid-sized customers directly through our field and inside sales teams as well as indirectly through a hybrid model, where our sales organization actively assists our network of distributors and resellers. Our sales personnel are primarily located in North America, with additional personnel located in Asia-Pacific, EMEA, Japan and South America. Our reseller partners maintain relationships with their customers throughout the territories in which they operate, providing them with services and third party solutions to help meet their evolving security requirements. As such, these partners act as a direct conduit through which we can connect with these prospective customers to offer our solutions. Our reseller channel includes top security organizations including Accuvant, Adaptive Solutions, Inc., Computer Sciences Corporation, FishNet Security, Integralis, NEC Corporation, Nissho Electronics Corporation, and Verizon Business Services.

  •
  Strategic relationships.  We also sell our solutions indirectly through key technology companies such as IBM, Microsoft and VMware that offer our solutions in conjunction with one or more of their own products or services. These companies each have a large, established customer base built around a broad platform of products and solutions sold under their own brand, and they promote our products to augment their own branded solutions.

        For sales involving a partner such as a distributor, reseller or strategic partner, the partner engages with the prospective customer directly and involves our sales team as needed to assist in developing and closing an order. At the conclusion of a successful sales cycle, we sell the associated subscription, hardware and services to the partner who in turn resells these items to the customer, with the partner earning a fee based on the total value of the order. With the order completed, we provide these customers with direct access to our security-as-a-service platform and other associated services, enabling us to establish a direct relationship and provide them with support as part of ensuring that the customer has a good experience with our platform. At the end of the contract term, the partner engages with the customer to execute a renewal order, with our team providing assistance as required. For 2011, over half of our billings were sold through one of these partners.

Marketing

        Our marketing programs include a variety of online marketing, advertising, conferences, events, white-papers, public relations activities and web-based seminar campaigns targeted at key decision makers within our prospective customers.

        We have a number of marketing initiatives to build awareness about our solutions and encourage customer adoption of our solutions. We offer free trials, competitive evaluations and free compliance risk audits to allow prospective customers to experience the quality of our solutions, to learn in detail about the features and functionality of our suite, and to quantify the potential benefits of our solutions.

Customer Service and Support

        We believe that our customer service and support provide a competitive advantage and are critical to retaining and expanding our customer base. We conduct regular third-party surveys to measure customer loyalty and satisfaction with our solutions.

Proofpoint Support Services

        We deliver 24x7x365 customer support from support centers located in New York, California, Japan, Malaysia, Singapore, Canada, Mexico and the United Kingdom. We offer a wide range of support offerings with varying levels of access to our support resources.

Proofpoint Professional Services and Training

        With our security-as-a-service model, our solutions are designed to be implemented, configured, and operated without the need for any training or professional services. For those customers that would like to develop deeper expertise in the use of our solutions or would like some assistance with complex configurations or the importing of data, we offer various training and professional services. Many implementation services can be completed in one day and are primarily provided remotely using web-based conferencing tools. If requested, our professional services organization also provides additional assistance with data importing, design, implementation, customization, or advanced reporting. We also offer a learning center for both in-person and online training and certification.

Research and Development

        We devote significant resources to improve and enhance our existing security solutions and maintain the effectiveness of our platform. We also work closely with our customers to gain valuable insights into their threat environments and security management practices to assist us in designing new solutions and features that extend the data protection, archiving and governance capabilities of our platform. Our technical staff monitors and tests our software on a regular basis, and we maintain a regular release process to update and enhance our existing solutions. Leveraging our on-demand platform model, we can deploy real-time upgrades with no downtime.

        Research and development expenses were $11.8 million, $17.6 million and $19.8 million for 2009, 2010 and 2011, respectively.

Competition

        Our markets are highly competitive, fragmented and subject to rapid changes in technology. We compete primarily with companies that offer a broad array of data protection and governance solutions. Providers of data protection solutions generally have product offerings that include threat protection, virus protection, data loss prevention, flexible remediation, data encryption, and in some cases secure file transfer. Providers of governance solutions generally have product offerings that provide data storage, search, policy enforcement, legal hold management, and in some cases supervision.

        Key competitors include:

  •
  Data protection:  Cisco (through its acquisition of IronPort), Google (through its acquisition of Postini), McAfee, an Intel subsidiary (through its acquisitions of Secure Computing and MX Logic), Microsoft (through its acquisition of Frontbridge), and Symantec (through its acquisitions of Brightmail and MessageLabs)

  •
  Governance:  EMC (through its acquisitions of Legato and Kazeon), Hewlett-Packard (through its acquisition of Autonomy) and Symantec (through its acquisitions of KVS and LiveOffice)

        We believe we compete favorably based on the following factors:

  •
  level of protection against advanced threats;

  •
  comprehensiveness and integration of the solution;

  •
  flexibility of delivery models;

  •
  total cost of ownership;

  •
  scalability and performance;

  •
  customer support; and

  •
  extensibility of platform.

        Certain of our competitors have greater sales, marketing and financial resources, more extensive geographic presence and greater name recognition than we do. We may face future competition in our markets from other large, established companies, as well as from emerging companies. In addition, we expect that there is likely to be continued consolidation in our industry that could lead to increased price competition and other forms of competition.

Intellectual Property

        We rely on a combination of trade secrets, patents, copyrights and trademarks, as well as contractual protections, to establish and protect our intellectual property rights and protect our proprietary technology. As of December 31, 2011, we had 14 patents and six patent applications. We have a number of registered and unregistered trademarks. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and control access to software, documentation and other proprietary information. Although we rely on intellectual property rights, including trade secrets, patents, copyrights and trademarks, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality, and frequent enhancements to our solutions are more essential to establishing and maintaining our technology leadership position.

        Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products with the same functionality as our solution. Policing unauthorized use of our technology and intellectual property rights is difficult.

        We expect that software and other solutions in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Any of these third parties might make a claim of infringement against us at any time.

Employees

        As of December 31, 2011, we employed 376 people, including 155 in sales and marketing, 66 in operations and customer support, eight in manufacturing, training and professional services, 107 in product development, and 40 in a general and administrative capacity. As of such date, we had 306 employees in the United States and 70 employees internationally. We also engage a number of temporary employees and consultants. None of our employees is represented by a labor union with respect to his or her employment with us. We have not experienced any work stoppages and we consider our relations with our employees to be good. Our future success will depend upon our ability to attract and retain qualified personnel. Competition for qualified personnel remains intense and we may not be successful in retaining our key employees or attracting skilled personnel.

Facilities

        Our corporate headquarters, which includes our operations and research and development facilities, is located in Sunnyvale, California, and consists of 74,338 square feet of space under a lease that expires in 2014. We have an option to extend the lease for three years.

        We have additional U.S. offices in Draper, Utah and Herndon, Virginia. We also lease offices in Toronto, Canada; Paris, France; Tokyo, Japan; Singapore; and Reading, United Kingdom. We believe our facilities are adequate for our current needs and for the foreseeable future.

        We operate nine data centers at third-party facilities throughout the world: four in the United States, two in Canada, one in the Netherlands, one in Germany and one in Australia.

Legal Proceedings

        From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, cash flows or financial condition.

        As part of a pre-IPO due diligence review, we discovered a potential export violation involving the provision of web-based, email communication services through our Everyone.net service, which we acquired in October 2009. Our records indicate that there were two end-users who may have, for a portion of their respective service periods, been located in Iran, a U.S.-designated state sponsor of terrorism. Our internal investigation has progressed and we have found that the issues identified are specific to the acquired Everyone.net system, which has a separate customer database and billing system from that of Proofpoint's main businesses. We do not have any indication that these services were utilized by the Iranian government. The accounts of both end-users were terminated in 2010 and accounted for approximately $14,500 in payments to us in 2009 and $6,000 in payments to us in 2010. Although we had ceased providing the services, we have made a voluntary submission and a supplemental submission to OFAC to report this potential violation.

        In addition, we determined that subsequent to our acquisition of Fortiva in August 2008, we may have shipped a particular hardware appliance model to a limited number of international customers that, prior to shipment, may have required either a one-time product review or application for an encryption registration number in lieu of such product review. We have since acquired the appropriate encryption registration number. We have also made a voluntary submission and a supplemental submission to BIS to report this potential violation. Our investigation of these matters has covered the last five fiscal years and we have not found any additional violations. We are in the process of supplementing our existing systems and procedures designed to ensure that we do not have any such violations in the future. It is possible these recent voluntary submissions could result in penalties, costs, and restrictions on export privileges, which could harm our operating results.

MANAGEMENT

Executive Officers and Directors

        The following table provides information regarding our executive officers and directors as of March 31, 2012.

Name	Age	Position(s)
Gary Steele	49	Chief Executive Officer and Director
Paul Auvil	48	Chief Financial Officer
Wade Chambers	44	Executive Vice President, Engineering
Tom Cooper	53	Executive Vice President, Worldwide Field Operations
David Knight	45	Executive Vice President, Product Management and Marketing
Eric Hahn(3)	52	Founder, Chairman and Director
Anthony Bettencourt	51	Director
Dana Evan(1)(2)	52	Director
Jonathan Feiber(1)(3)	55	Director
Kevin Harvey(1)	47	Director
Philip Koen(2)	60	Director
Rob Ward(2)	44	Director

(1)
Current member of our compensation committee.

(2)
Current member of the audit committee.

(3)
Current member of the nominating and governance committee.

        Gary Steele has served as our Chief Executive Officer and as a director since 2002. Prior to joining our company, Mr. Steele served from June 1997 to July 2002 as the Chief Executive Officer of Portera Systems Inc., a software company. Before Portera, Mr. Steele served as the vice president and general manager of the Middleware and Data Warehousing Product Group at Sybase, Inc., an enterprise and mobile software company. Mr. Steele's prior experience includes business development, marketing, and engineering roles at Sun Microsystems, Inc. and Hewlett-Packard Company, computer, computer software and information technology companies. He holds a B.S. degree in computer science from Washington State University. The board of directors determined that Mr. Steele should serve as a director based on his position as our Chief Executive Officer and his understanding of the Internet security industry.

        Paul Auvil has served as our Chief Financial Officer since March 2007. Prior to joining our company, from September 2006 to March 2007, Mr. Auvil was with Benchmark Capital, a venture capital firm, as an entrepreneur-in-residence. Prior to that, from 2002 to July 2006, he served as the chief financial officer at VMware, Inc., a virtualization company. Previously, he served as the chief financial officer for Vitria Technology, Inc., an eBusiness platform company and held various executive positions at VLSI Technology, Inc., a semiconductor and circuit manufacturing company, including vice president of the Internet and Secure Products Division. Since 2007, Mr. Auvil has served on the board of directors for Quantum Corporation and currently holds the position of lead independent director in addition to serving on the audit and governance committees. Mr. Auvil holds a Bachelor of

Engineering degree from Dartmouth College and a Master of Management degree from the J.L. Kellogg Graduate School of Management, Northwestern University.

        Wade Chambers has served as our Executive Vice President, Engineering since November 2008. Prior to joining our company, Mr. Chambers worked at Yahoo Inc., an Internet company, from 2005 to September 2008 in various roles, including as Vice President of Engineering for Platforms. Prior to Yahoo! Inc., from 2003 to 2005, Mr. Chambers was Vice President of Engineering at Intalio, Inc., a cloud solutions company. Before Intalio, Mr. Chambers was the Vice President of Engineering at Opsware, Inc., a server and network software company. Prior to Opsware, Mr. Chambers held various engineering and engineering management roles at AOL Inc., an Internet services and media company, Verity Inc., a software company, other start-ups and the White House.

        Tom Cooper has served as our Executive Vice President, Worldwide Field Operations since December 2010. Prior to joining our company, from November 2006 to November 2010, Mr. Cooper was senior vice president and general manager of the Small and Midsize organization at SAP AG, a business management software, solutions and services company. Before SAP, Mr. Cooper worked at JBoss, Inc., a software company, from 2005 to 2006. Mr. Cooper also served from 1999 to 2002 as Executive Vice President and President of Americas for i2 Technologies, Inc., a supply chain management software and services company. Mr. Cooper has also held positions at Oracle Corporation, a computer technology company, EXE Technologies, Inc., a supply chain execution software company and Data General Corporation, a minicomputer company. Mr. Cooper holds a B.S. in computer Science from Missouri State University.

        David Knight has served as our Executive Vice President of Product Management and Marketing since March 2011. Prior to joining our company, from May 2007 to February 2011, Mr. Knight served as Chief Technology Officer of the Collaboration Software Group and Senior Director of Product Management at Cisco Systems, Inc., a networking and communications technology company. Mr. Knight was previously vice president of product management, vice president of platforms, and senior director of product management for WebEx Communications Inc., a collaboration software company, from 2002 to May 2007. From 1998 to 2002, he was vice president of marketing and product management for Portera Systems Inc.. Mr. Knight has also held management positions at Sybase, Inc., an enterprise and mobile software company, and Oracle. He holds a master of science in industrial administration and a B.S. in industrial management and information systems from Carnegie Mellon University.

        Eric Hahn founded our company in June 2002 and has served as a director since July 2002. Mr. Hahn is the founding partner of the Inventures Group, a mentor investment firm, which was founded in 1998. From 1997 to 1998, Mr. Hahn served as the Chief Technical Officer for Netscape Communications, Inc., a computer services and web browser company, and was a member of Netscape's Executive Committee. In addition, Mr. Hahn was the founder and Chief Executive Officer of Collabra Software, Inc., a groupware provider that was acquired by Netscape in 1995. Prior to Collabra, Mr. Hahn ran the cc:Mail division of Lotus Development Corporation, a business applications company. Mr. Hahn holds a B.S. degree from the Worcester Polytechnic Institute, which also bestowed to Mr. Hahn an honorary Ph.D. in computer science. The board of directors determined that Mr. Hahn should serve as a director based on his significant experience investing in and serving on the boards of directors of other technology companies, his management and leadership experience as a former founder and executive of multiple startup technology companies and his significant software engineering and product development experience.

        Anthony Bettencourt has served as a director since March 2012. From November 2010 to the present, Mr. Bettencourt has served as the President, Chief Executive Officer and Chairman of the Board of Coverity, Inc., a privately held company that develops and markets development testing solutions that assist software developers in detecting and fixing quality and security problems. From January 2006 to October 2009, Mr. Bettencourt served as Senior Vice President of Special Projects at

Autonomy Corporation plc. From 2003 to 2005, Mr. Bettencourt served as the Chief Executive Officer of Verity Inc., an enterprise search company and led the company through an acquisition by Autonomy in 2005. Mr. Bettencourt currently serves as the Non-Executive Chairman of the board of directors of Blinkx, Inc., an Internet video search engine company whose stock trades on the AIM market of the London Stock Exchange, and also serves on the board of directors of several privately held companies. Mr. Bettencourt holds a B.A. in English from Santa Clara University. The board of directors determined that Mr. Bettencourt should serve as a director based on his extensive experience in the operation and management of technology and Internet companies.

        Dana Evan has served as a director since June 2008. Since July 2007, Ms. Evan has invested in and served on the boards of directors of companies in the Internet, technology and media sectors, including Fusion-io, Inc. and Omniture, Inc. From 1996 until July 2007, Ms. Evan served as chief financial officer of VeriSign, Inc., a provider of intelligent infrastructure services for the Internet and telecommunications networks. Previously, Ms. Evan worked as a financial consultant in the capacity of chief financial officer, vice president of finance or corporate controller over an eight-year period for various public and private companies and partnerships, including VeriSign, Inc., Delphi Bioventures, a venture capital firm, and Identix Incorporated, a multi-biometric technology company. Prior to serving as a financial consultant, Ms. Evan worked in a variety of positions at KPMG LLP. Ms. Evan also serves on the board of directors of a number of privately held companies. Ms. Evan is a certified public accountant (inactive) and holds a B.S. in Commerce with a concentration in Accounting and Finance from Santa Clara University. The board of directors determined that Ms. Evan possesses specific attributes that qualify her to serve as a member of our board of directors, including broad expertise in operations, strategy, accounting, financial management and investor relations at both publicly and privately held technology, media and Internet companies.

        Jonathan Feiber has served as a director since 2002. Mr. Feiber is a general partner at Mohr Davidow Ventures, a venture capital firm, which he joined in 1992. As a general partner at Mohr Davidow Ventures, Mr. Feiber serves on the board of directors of a number of privately held companies. Prior to joining Mohr Davidow Ventures, Mr. Feiber worked in various managerial positions at Sun Microsystems, a computer software and information technology company. Mr. Feiber holds a B.A. degree in computer science and mathematics from the University of Colorado. The board of directors determined that Mr. Feiber should serve as a director based on his significant experience in the venture capital industry analyzing, investing in and serving on the boards of directors of other technology companies, his significant management, software engineering and product development experience and his relationship with Mohr Davidow Ventures, one of our largest stockholders.

        Kevin Harvey has served as a director since 2002. Mr. Harvey is a founder and general partner of Benchmark Capital, which he joined in 1995. Before founding Benchmark, Mr. Harvey was founder, president and Chief Executive Officer of Approach Software Corp., a server database company. Before founding Approach Software, Mr. Harvey founded Styleware, Inc., a software company. Mr. Harvey received his B.S. degree in engineering from Rice University in 1987. The board of directors determined that Mr. Harvey should serve as a director based on his significant experience investing in and serving on the boards of directors of other technology companies, his management and leadership experience as a former founder and executive of multiple startup technology companies and his relationship with Benchmark Capital, one of our largest stockholders.

        Philip Koen has served as a director since October 2010. Mr. Koen has been Chairman of the Board and Chief Executive Officer of Intermedia.net, Inc., a cloud-based provider of hosted Microsoft Exchange, collaboration and content management services, since May 2011. From February 2010 to May 2011, Mr. Koen was Chief Executive Officer of Montero Partners, an advisory services company. From March 2006 to January 2010, Mr. Koen served as Chief Executive officer and Director of Savvis, Inc., a cloud infrastructure and hosted IT solutions provider. From July 1999 until February 2006, Mr. Koen was employed by Equinix, Inc. a provider of network neutral data centers and Internet exchange services, as President and Chief Operating Officer and as Chief Financial Officer. Mr. Koen currently serves on the boards of Infinera Corp., an optical networking company, and Xeralux, a provider for sustainable outdoor lighting solutions. Mr. Koen earned a bachelor's degree from Claremont McKenna College and an M.B.A. from the University of Virginia. Mr. Koen also serves on the board of trustees of Webster University. The board of directors determined that Mr. Koen should serve as a director based on his extensive experience in operations, accounting and financial management at technology and Internet companies.

        Rob Ward has served as a director since 2004. Mr. Ward is a founder of Meritech Capital Partners, a venture capital firm, which he joined in 1999. Mr. Ward leads Meritech Capital Partner's investment practice in the enterprise infrastructure and data center markets including storage, security and database sectors. From 1996 to 1999, prior to founding Meritech Capital Partners, Mr. Ward was a principal at Montgomery Securities LLC, an investment bank, in the private equity group. Prior to joining Montgomery Securities, Mr. Ward spent five years in the corporate finance department at Smith Barney Inc., an investment bank. Mr. Ward received a B.A. degree from Williams College and a M.S. degree from the Massachusetts Institute of Technology. The board of directors determined that Mr. Ward should serve as a director based on his significant experience investing in and serving on the boards of directors of other technology companies and his relationship with Meritech Capital Partners, one of our largest stockholders.

        Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and officers.

Board of Directors Composition

Current Board of Directors

        Under our bylaws, our board of directors may set the authorized number of directors. Our board of directors currently consists of seven members.

        Pursuant to the amended and restated voting agreement dated as of February 19, 2008 between our company and the holders of our preferred stock, Messrs. Feiber, Harvey, Ward, Koen, Bettencourt, Steele and Hahn and Ms. Evan have been designated to serve as members of our board of directors. Pursuant to that agreement, Messrs. Feiber and Harvey were selected as representatives of the holders of our Series A Stock, Ms. Evan was selected as the representative of the holders of our Series B preferred stock, and Mr. Ward was selected as the representative of the holders of our Series C preferred stock. The current members of our board of directors will continue to serve as directors until their resignations or until their successors are duly elected by the holders of our common stock, despite the fact that the voting agreement will terminate upon the closing of this offering. Upon the termination of this agreement, there will be no further contractual obligations regarding the election of our directors.

Classified Board of Directors Following this Offering

        Our restated certificate of incorporation and bylaws that will be in effect upon the completion of this offering provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. Our directors will be divided among the three classes as follows:

  •
  Class I directors, who will be Messrs. Koen and Ward, whose initial term will expire at the annual meeting of stockholders to be held in 2013;

  •
  Class II directors, who will be Messrs. Feiber, Hahn, and Harvey, whose initial term will expire at the annual meeting of stockholders to be held in 2014; and

  •
  Class III directors, who will be Ms. Evan and Messrs. Bettencourt and Steele, whose initial term will expire at the annual meeting of stockholders to be held in 2015.

        Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director's term continues until the election and qualification of his successor, or his earlier death, resignation or removal.

        Our restated certificate of incorporation and bylaws that will be in effect upon the completion of this offering provide that only our board of directors may increase or decrease the size of our board of directors and fill vacancies on our board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the authorized number of directors would be distributed among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

        The classification of our board of directors and provisions described above may have the effect of delaying or preventing a change in control of our company. See "Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions."

Director Independence

        We have applied to list our common stock on the NASDAQ Global Market. The listing rules of the NASDAQ Global Market require that a majority of the members of our board of directors be independent. Our board of directors undertook a review of its composition and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, our board of directors determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the rules of the NASDAQ Global Market. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. The independence of our board committee members is discussed below.

Board Leadership

        Our board of directors is led by our chairman. The chairman of the board chairs all meetings of our board of directors, including executive sessions. The chairman of the board also acts as liaison between the independent directors and management. We believe that having different people serving in the roles of chairman of the board and Chief Executive Officer is an appropriate and effective organizational structure for our company at this time. Separating these positions allows our chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management, while enabling our Chief Executive Officer to focus his time on our day-to-day business. The board of directors further recognizes the commitment required to serve as our chairman, particularly as the board of directors' oversight responsibilities continue to grow, as well as the time, effort and energy that our Chief Executive Officer is required to devote to his position. However, we also recognize that no single leadership model is right for all companies at all times, and that depending on the circumstances, other leadership models, such as having one person serving as both the chairman of the board and Chief Executive Officer, might become appropriate. Accordingly, the board of directors anticipates periodically reviewing its leadership structure.

Committees of Our Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors. Our board of directors has adopted a charter for each of these committees, which it believes complies with the applicable requirements of current NASDAQ Global Market rules. We intend to comply with future requirements to the extent they are applicable to us. Following the closing of this offering, copies of the charters for each committee will be available on the investor relations portion of our website.

Audit Committee

        Our audit committee is currently comprised of Ms. Evan, who is the chair of the audit committee, and Messrs. Ward and Koen. We believe that the composition of our audit committee prior to this offering, and our audit committee's charter and functioning will comply with the requirements for independence under current NASDAQ Global Market and SEC rules and regulations. Each member of our audit committee is financially literate as required by current NASDAQ Global Market listing standards. In addition, our board of directors has determined that Ms. Evan is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee, among other things:

  •
  selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

  •
  helps to ensure the independence and performance of the independent registered public accounting firm;

  •
  discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent accountants, our interim and year-end operating results;

  •
  develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

  •
  reviews our policies on risk assessment and risk management;

  •
  will review the adequacy and effectiveness of our internal control policies and procedures and review our critical accounting policies;

  •
  obtains and reviews a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues;

  •
  approves (or, as permitted, pre-approves) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm; and

  •
  will review our annual, quarterly and periodic reports related to financial matters to be filed with the SEC.

Compensation Committee

        Our compensation committee is currently comprised of Mr. Harvey, who is the chair of the compensation committee, Ms. Evan and Mr. Feiber. The composition of our compensation committee meets the requirements for independence under current NASDAQ rules. Each member of this committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and an outside director, as defined pursuant to Section 162(m) of the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

  •
  reviews, approves and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

  •
  administers our stock and equity incentive plans;

  •
  reviews, approves and makes recommendations to our board of directors regarding incentive compensation and equity plans;

  •
  will review the compensation discussion and analysis to be included in our annual and quarterly reports to be filed with the SEC and our compensation report to be included in our annual proxy statement; and

  •
  establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and Governance Committee

        Our nominating and governance committee is currently comprised of Mr. Hahn, who is the chair of the nominating and governance committee, and Mr. Feiber. The composition of our nominating and governance committee meets the requirements for independence under current NASDAQ Global Market rules. Our nominating and governance committee, among other things:

  •
  identifies, evaluates and selects, or makes recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

  •
  evaluates the performance of our board of directors and of individual directors;

  •
  considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

  •
  reviews related party transactions and proposed waivers of our code of conduct;

  •
  reviews developments in corporate governance practices;

  •
  evaluates the adequacy of our corporate governance practices and reporting; and

  •
  develops and makes recommendations to our board of directors regarding corporate governance guidelines and matters.

        The nominating and corporate governance committee does not have a formal diversity policy in place but will consider diversity of relevant experience, expertise and background, among other factors, in identifying nominees for directors.

Compensation Committee Interlocks and Insider Participation

        During 2011, most of our compensation decisions were made by our compensation committee. No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past. None of the members of our compensation committee has at any time during the prior three years been an officer or employee of ours.

        In addition, in multiple closings between February 2008 and May 2010, we sold 563,910 shares of our Series F Preferred Stock for an aggregate purchase price of $3,000,001 to MDV VII, L.P., of which Seventh MDV Partners, L.L.C. is the general partner and Mr. Feiber is a managing member of such general partner, and 973,006 shares of our Series F Preferred Stock for an aggregate purchase price of $5,176,392 to Benchmark Capital Partners IV, L.P., of which Benchmark Capital Management Co. IV, L.L.C. is the general partner and Mr. Harvey is a managing member of such general partner. In connection with the sales of our preferred stock, we entered into agreements that grant customary preferred stock rights to all of our major preferred stock investors, including holders of more than 5% of our outstanding stock. These rights include registration rights, rights of first refusal, co-sale rights with respect to certain stock transfers, a voting agreement providing for the election of investor designees to the Board, information rights and other similar rights. The Fourth Amended and Restated Investors' Rights Agreement, which contains the registration rights and many of the other rights described above, is filed as an exhibit to the registration statement of which this prospectus is a part. All of these rights, other than the registration rights, will terminate upon the closing of this offering. Investment funds controlled by Seventh MDV Partners, L.L.C. and Benchmark Capital Management Co. IV, L.L.C. are parties to such agreements.

Code of Ethics and Business Conduct

        Our board of directors has adopted a code of ethics and business conduct that will become effective upon completion of this offering. The code of ethics and business conduct will apply to all of our employees, officers and directors. Following the completion of this offering, the full text of our code of ethics and business conduct will be posted on the investor relations portion of our website at www.proofpoint.com and will be available without charge, upon request in writing to Proofpoint, Inc., 892 Ross Drive, Sunnyvale, California 94089, Attn: Investor Relations. We intend to disclose future amendments to certain provisions of our codes of ethics and business conduct, or waivers of such provisions, at the same location on our website identified above and also in public filings.

Director Compensation

        Following the closing of this offering, we intend to compensate our non-employee directors with a combination of cash and equity awards. Non-employee directors will receive an annual retainer fee for service on our board of directors of $30,000, and the additional annual retainer fee for service:

  •
  on our audit committee will be $20,000 for the chair of that committee and $10,000 for each of its other members;

  •
  on our compensation committee will be $12,000 for the chair of that committee and $5,000 for each of its other members; and

  •
  on our nominating and corporate governance committee will be $7,500 for the chair of that committee and $3,750 for each of its other members.

        Pursuant to a policy adopted by our board of directors, each non-employee director who first becomes a member of our board of directors on or after the completion of this offering will receive an initial option to purchase 37,500 shares of our common stock. At each annual meeting of our stockholders, each non-employee director will automatically be granted an annual option grant to purchase 12,500 shares of our common stock if the non-employee director has served continuously as a member of our board of directors for at least six months. Each initial stock option award granted to non-employee directors vests in equal annual installments over three years from the date of grant, the shares underlying which are exercisable at a price per share equal to the fair market value of the stock on the date of grant. Each annual stock option award vests in full immediately prior to the first annual meeting of our stockholders to occur after the date of grant. Each of these awards is immediately exercisable in full; however, any unvested shares issued upon exercise will be subject to a right of repurchase by us upon termination of the director's service at a price per share equal to the fair market value of the stock on the date of grant, which right lapses in accordance with the vesting schedule described above. The vesting of the awards made to non-employee directors under the policy described above will accelerate and vest in full in the event of a change in control of our company. The awards will have 10-year terms and will terminate three months following the date the director ceases to be one of our directors or consultants or 12 months following that date if the termination is due to death or disability. In addition to the awards provided for above, non-employee directors are eligible to receive discretionary awards of stock options. All grants to non-employee directors will be made on a discretionary basis under the 2012 Equity Incentive Plan.

        Non-employee directors receive no other form of remuneration, perquisites or benefits, but are reimbursed for travel, meal and other expenses incurred to attend meetings. Other than reimbursement of reasonable travel and related expenses incurred by non-employee directors in connection with their attendance at meetings of our board of directors and its committees, we did not pay any other fees, make any equity or non-equity awards to, or pay any other compensation to our non-employee directors in 2011. On January 23, 2012, Eric Hahn was granted an option award to purchase 15,000 shares of our common stock, which have an exercise price of $7.98 per share, the fair market value of the stock on the date of grant. On March 30, 2012, Anthony Bettencourt was appointed to our board of directors. Mr. Bettencourt will receive compensation according to our director compensation policy described above. All compensation that we paid to Mr. Steele, our only employee director, is set forth in the tables below under "Executive Compensation—Executive Compensation Tables." No compensation was paid to Mr. Steele in his capacity as a director.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This Compensation Discussion and Analysis provides an overview of the material components of our executive compensation program for:

  •
  Gary Steele, our Chief Executive Officer (our "CEO");

  •
  Paul Auvil, our Chief Financial Officer (our "CFO");

  •
  Wade Chambers, our Executive Vice President, Engineering;

  •
  Tom Cooper, our Executive Vice President, Worldwide Field Operations; and

  •
  David Knight, our Executive Vice President, Product Management and Marketing.

        We refer to these executive officers collectively in this Compensation Discussion and Analysis and the related compensation tables as the "Named Executive Officers."

        Specifically, this Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each component of compensation that we provide. In addition, we explain how and why the compensation committee of our board of directors arrived at the specific compensation policies and decisions involving our executive officers, including the Named Executive Officers listed in the Summary Compensation Table set forth below, during 2011.

Executive Compensation Philosophy and Objectives

        We operate in a highly competitive business environment, which is characterized by frequent technological advances, rapidly changing market requirements, and the emergence of new market entrants. To successfully grow our business in this dynamic environment, we must continually develop and refine our solutions to stay ahead of customer needs and challenges. To achieve these objectives, we need a highly talented and seasoned team of technical, sales, marketing, operations, and other business professionals.

        We compete with many other companies in seeking to attract and retain a skilled management team. To meet this challenge, we have embraced a compensation philosophy of offering our executive officers a competitive total compensation program that recognizes and rewards individual performance and contributions to our success, allowing us to attract, retain, and motivate talented executives with the skills and abilities needed to drive our desired business results.

        The specific objectives of our executive compensation program are to:

  •
  reward the successful achievement of our financial growth objectives;

  •
  drive the development of a successful and profitable business;

  •
  attract, motivate, reward, and retain highly-qualified executives who are important to our success; and

  •
  recognize strong performers by offering compensation that rewards individual achievement as well as contributions to our overall success.

Compensation Program Design

        Our executive compensation consists of base salary, an annual cash bonus opportunity, a sales commission plan for our sales executives, equity compensation in the form of stock options, and certain employee welfare benefits.

        Historically, the key component of our executive compensation program has been equity awards for shares of our common stock. As a privately-held company, we have emphasized the use of equity to provide incentives for our executive officers to focus on the growth of our overall enterprise value and, correspondingly, to create value for our stockholders. We have used stock options as our primary equity award vehicle for all of our employees. We believe that stock options offer our employees, including the Named Executive Officers, a valuable long-term incentive that aligns their interests with the long-term interests of our stockholders. Going forward, we may introduce other forms of stock-based compensation awards, as we deem appropriate, into our executive compensation program to offer our executive officers additional types of long-term equity incentives that further this objective.

        We also offer cash compensation in the form of base salaries, annual cash bonus opportunities, and sales commissions. Typically, we have structured our annual cash bonus opportunities to focus on the achievement of specific short-term financial and strategic objectives that will further our longer-term growth objectives.

        Historically, we have used standard industry surveys, including the Radford High-Technology Executive Compensation Survey, particularly for companies with annual revenue of up to $200 million, to assist the compensation committee in establishing cash compensation levels for our executive officers with an emphasis on technology companies with a similar size, stage of development, and growth potential. Using this information as a guideline, the compensation committee has emphasized remaining competitive in our market and differentiating total cash compensation levels through the use of an annual cash bonus plan and sales commissions. Equity compensation has been delivered on a discretionary basis with the goal to retain top talent and align the interests of our executive officers with the long-term interests of our stockholders.

        We have not adopted any formal policies or guidelines for allocating compensation between current and long-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. Instead, the compensation committee reviews each component of executive compensation separately and also takes into consideration the value of each executive officer's compensation package as a whole and its relative size in comparison to our other executive officers.

Compensation-Setting Process

  Role of the Compensation Committee

        Since 2004, the compensation committee has been responsible for evaluating, approving, and reviewing the compensation arrangements, plans, policies, and programs for our executive officers, including the Named Executive Officers (other than our CEO), and directors, and overseeing our cash-based and equity-based compensation plans. Generally, decisions with respect to the cash compensation of our executive officers have been made by the compensation committee, while decisions with respect to their equity compensation awards have been made by our board of directors, based upon the recommendations of the compensation committee. In the case of our CEO's equity compensation awards, decisions have been made by the independent members of our board of directors.

        At the beginning of each year, the compensation committee, after consulting with management, establishes the corporate performance objectives for our company and makes decisions with respect to any base salary adjustment, approves certain individual performance objectives and target annual cash bonus opportunities and formulates recommendations with respect to equity awards for our executive officers, including the Named Executive Officers, for the upcoming year. Any recommendations for equity awards to our executive officers are submitted to our board of directors for its consideration and approval. After the end of the fiscal year, the compensation committee reviews the performance of our executive officers, including the Named Executive Officers, to determine the payouts for the annual cash bonus opportunities for the previous year.

        The compensation committee reviews on a periodic basis, at least annually, our executive compensation program, including any incentive compensation plans, to determine whether they are appropriate, properly coordinated, and achieve their intended purposes and recommends to our board of directors any modifications or new plans or arrangements.

  Role of Management

        In carrying out its responsibilities, the compensation committee works with members of our management, including our CEO. Typically, our management assists the compensation committee by providing information on corporate and individual performance, market data, and management's perspective and recommendations on compensation matters. This information has included an analysis of the compensation mix and levels of our executive officers compared to the competitive market (as determined using compensation survey data) prepared by our Human Resources Department. The compensation committee then uses this information as reference points in its deliberations on specific compensation actions and decisions.

        Historically, the initial compensation arrangements with our executive officers, including the Named Executive Officers, have been determined in negotiations with each individual executive. Our CEO has been responsible for negotiating these arrangements, with the oversight and final approval of the compensation committee (except for Mr. Cooper's initial compensation arrangement, which was negotiated and approved by the compensation committee).

        Typically, our CEO will make recommendations to the compensation committee regarding compensation matters, including the compensation of our executive officers (except with respect to his own compensation). Historically, these recommendations have been based on a review of competitive market data as prepared by our Human Resources Department and his evaluation of each executive officer's individual performance. He also attends compensation committee meetings, except with respect to discussions involving his own compensation. Further, he recuses himself from meetings of our board of directors when they engage in deliberations with respect to his equity compensation awards.

        While the compensation committee solicits and reviews our CEO's recommendations and proposals with respect to compensation-related matters, the compensation committee only uses these recommendations and proposals as one factor in making compensation decisions.

  Role of Compensation Consultant

        The compensation committee is authorized to retain the services of one or more executive compensation advisors from time to time, as it sees fit, in connection with carrying out its duties.

        Beginning in 2010, the compensation committee engaged Compensia, Inc., a national compensation consulting firm that provides executive compensation advisory services, to assist it in administering our executive compensation program. In addition, as we have begun the transition to public company status, Compensia has assisted the compensation committee in evaluating various alternatives for our equity compensation strategies and funding, and various other aspects of our executive compensation program. In the future, we expect that the compensation committee, as part of its annual review of our executive officers' compensation, will instruct its executive compensation advisor to perform an analysis of our executive compensation program to ensure alignment with our compensation strategy and competitive market practices. Compensia serves at the discretion of the compensation committee.

  Use of Competitive Data

        To assess the competitiveness of our executive compensation program and current compensation levels and to assist it in setting compensation levels, historically the compensation committee referred to standard industry surveys, including the Radford High-Technology Executive Compensation Survey. While the compensation committee reviewed this compensation data to inform its decision-making process, it did not set compensation components to meet specific benchmarks. Instead, the compensation committee used this data as a point of reference so that it could set total compensation levels that it believed were reasonably competitive. While compensation levels differed among our executive officers based on competitive factors, and the role, responsibilities, and performance of each specific executive officer, there were not material differences in the compensation policies and practices for our executive officers, including the Named Executive Officers.

        During 2011, the compensation committee, assisted by our management and Compensia, began to develop a compensation peer group comprised of comparably-sized publicly-held companies, taking into consideration size and growth potential, to be used as a reference source in connection with its executive compensation deliberations. This compensation peer group, which consisted of both technology companies that had conducted an initial public offering of their equity securities within the past several years and similarly-sized companies in the same industry sector, was used by the compensation committee for reference purposes during its compensation deliberations during 2011.

        This peer group is comprised of the following companies:

Actuate Corporation	LivePerson, Inc.
BroadSoft, Inc.	LogMeIn, Inc.
comScore, Inc.	Smith Micro Software, Inc.
Constant Contact, Inc.	SolarWinds, Inc.
DemandTec, Inc.	Sourcefire, Inc.
Envestnet, Inc.	SuccessFactors, Inc.
Fortinet, Inc.	TeleNav, Inc.
IntraLinks Holdings, Inc.	VASCO Data Security International, Inc.
KIT digital, Inc.	Vocus, Inc.

Executive Compensation Program Components

        The following describes each component of our executive compensation program, the rationale for each, and how compensation amounts and awards are determined.

  Base Salary

        Base salary is the primary fixed component of our executive compensation program. We use base salary to compensate our executive officers, including the Named Executive Officers, for services rendered during the year, and to ensure that we remain competitive in attracting and retaining executive talent. The compensation committee conducts an annual review of each executive officer's base salary and makes adjustments as it determines to be reasonable and necessary to reflect the scope of an executive officer's performance, contributions, responsibilities, experience, prior salary level and position (in the case of a promotion), and market conditions.

        In February 2011, the compensation committee reviewed the base salaries of our executive officers, including the Named Executive Officers, taking into consideration a compensation analysis performed by Compensia and the base salary recommendations of our CEO (except with respect to his own base salary), as well as the other factors described above. Exercising its judgment and discretion, the compensation committee determined to make adjustments to the annual base salaries of certain of our executive officers that ranged from 0% to 17%. The compensation committee took into account data from the Radford High-Technology Executive Compensation Survey and the data from the peer group companies compiled by Compensia in making these subjective determinations. The compensation committee determined that such adjustments were necessary and appropriate to maintain the fixed component of our executive officers' compensation at competitive levels.

        The adjustments to the base salaries of the Named Executive Officers for 2011 were as follows:

Named Executive Officer	2010 Base Salary	Percentage Increase	2011 Base Salary
Mr. Steele	$300,000	17%	$350,000
Mr. Auvil	240,000	17	280,000
Mr. Cooper	250,000	—	250,000
Mr. Chambers	230,000	11	255,000

        These base salary adjustments were effective on March 1, 2011. Mr. Steele's base salary was increased and his base salary is below the 50th percentile of the compensation data from the Radford survey and data from Compensia. Similarly, Mr. Auvil's base salary was increased to maintain his base salary at approximately the 50th percentile of such data. Finally, Mr. Chamber's base salary was increased to maintain his base salary at approximately the 50th percentile of such data.

        Mr. Knight's annual base salary was set at $225,000 when he joined our company on March 21, 2011. This amount was determined based on arms-length negotiations between Mr. Knight and the compensation committee in establishing his employment relationship with us.

        The base salaries paid to the Named Executive Officers during 2011 are set forth in the Summary Compensation Table below.

  Annual Cash Bonuses

        We use cash bonuses to motivate our executive officers, including the Named Executive Officers, to achieve our annual financial and operational objectives, while making progress towards our longer-term growth and other goals. Generally at the beginning of each year (typically, in February), the compensation committee adopts an annual bonus plan for our management team and selects one or more corporate financial and operational measures based on our annual operating plan for use in determining the target size of the bonus pool for the year from which bonuses will be paid. In addition, with respect to our executive officers, including the Named Executive Officers, the compensation committee also establishes target bonus opportunities for each executive officer and determines the individual performance objectives for variable compensation for certain executive officers.

  2011 Executive Bonus Plan

        In February 2011, the compensation committee approved our Executive Bonus Plan for purposes of providing bonus opportunities to our management team, including the Named Executive Officers.

  Target Bonus Opportunities

        Under the Executive Bonus Plan, the target bonus opportunities were designed to reward our executive officers based on our overall company performance and the individual executive officer's contribution to that performance. As in prior years, the compensation committee determined that the target bonus opportunities for each executive officer should be determined as a percentage of such executive officer's base salary. The target bonus opportunities for the Named Executive Officers were as follows:

Named Executive Officer	Target Bonus Opportunity (as a percentage of base salary)
Mr. Steele	75%
Mr. Auvil	50
Mr. Chambers	50

        With respect to each of the Named Executive Officers listed above, the amount of his target bonus opportunity was established by the compensation committee in consultation with our CEO (except with respect to his own target bonus opportunity) and was based on several factors, including the scope of the Named Executive Officer's performance, contributions, responsibilities, experience, prior years' target bonus opportunities and position (in the case of a promotion), and market conditions.

        Mr. Cooper's target bonus opportunity under the Executive Bonus Plan for 2011 was set at $150,000 when he joined our company on December 6, 2010. As with his base salary, this amount was determined based on arms-length negotiations between Mr. Cooper and the compensation committee in establishing his employment relationship with us. In addition to this bonus opportunity, Mr. Cooper also was eligible to receive sales commissions based on the sales commission plan as described below.

        Mr. Knight's target bonus opportunity under the Executive Bonus Plan for 2011 was set at 30% of his base salary when he joined our company in March 2011. This amount was determined based on arms-length negotiations between Mr. Knight and the compensation committee in establishing his employment relationship with us.

Corporate Performance Measures

        Under the Executive Bonus Plan, the compensation committee selected free cash flow and annual bookings as the two corporate performance measures that best supported our annual operating plan and enhanced long-term value creation for purposes of funding the bonus pool. For purposes of funding the plan bonus pool, the free cash flow measure was weighted 25% and the annual bookings measure was weighted 75%. For 2011, the target levels for these two performance measures were set as follows:

Performance Measure	Target Performance Level
Free cash flow	$(5.2 million)
Annual bookings	100.0 million

        The compensation committee believed that the target levels for these two performance measures for 2011 would require a focused effort by management to generate the target funding for the bonus pool associated with these measures. The Executive Bonus Plan provided that the bonus pool would receive minimum funding at 25% of the target funding level established for the annual bookings measure if we achieved at least 85% of our annual bookings target for the year (on a weighted value basis, this amount would represent 18.8% of the potential funding of the bonus pool). At 90% achievement of our annual bookings target for the year, the bonus pool would receive funding at 50% of the target funding level established for the annual bookings measure (on a weighted value basis, this amount would represent 37.5% of the potential funding of the bonus pool). Between 90% and 100% achievement of our annual bookings target for the year, the funding of the bonus pool with respect to the bookings measure would increase by 5% for each 1% of performance. Finally, above our annual bookings target for the year, the funding of the bonus pool with respect to the bookings measure would increase by 12.5% for each 2.5% of performance up to a maximum funding of 175% if we achieved 115% of our annual bookings target.

        The Executive Bonus Plan also provided that, in the event that we achieved our free cash flow target for the year, the bonus pool would receive funding of an additional 25% of the target funding level for the overall bonus pool. A failure to achieve this target level would result in no funding of the bonus pool with respect to this measure.

Individual Performance Measures

        Under the Executive Bonus Plan, if we achieved between 85-90% of our annual bookings target for the year, our CEO, in his discretion, could formulate recommendations on the amount payable, if any, to each executive officer, subject to the approval of the compensation committee.

        To achieve our compensation objective of rewarding individual performance, our CEO developed a series of performance objectives for our executive officers, including the other Named Executive Officers (other than himself), which he deemed to be integral to the achievement of the corporate performance objectives as well as the strengthening of our internal operations. In addition, the compensation committee determined the individual performance objectives that would be applicable to our CEO.

        For purposes of the Executive Bonus Plan, these performance objectives for the Named Executive Officers participating in the Executive Bonus Plan were as follows: for Mr. Steele, his performance objectives related to achieving our revenue and gross margin goals in the aggregate over four quarters, IPO preparedness, staffing recruitment and development sales team productivity, and geographic revenue mix; for Mr. Auvil, his performance objectives related to timely audit, system integration, implementing internal controls and process initiatives, continued cost reductions, quarterly cash balance objectives, and continuing to improve the forecasting and reporting process; for Mr. Cooper, his performance objectives related to an internal revenue milestone, an internal international bookings milestone, and the increased productivity of the sales organization; for Mr. Chambers, his performance objectives related to product development milestones, cost efficiency, and employee attrition; and for Mr. Knight, his performance objectives related to the development of strategic and marketing plans for our company with the oversight and direction of our CEO, the expansion of our marketing organization and the development of our sales organization.

        Further, our CEO was to evaluate each executive officer's individual contributions towards the achievement of these performance objectives. In the case of our CEO, the compensation committee would evaluate his individual contributions towards the achievement of his performance objectives.

Award Decisions and Analysis

        In January 2012, the compensation committee evaluated our performance during 2011 and determined the amount of the annual cash bonuses to be paid to our executive officers, including the Named Executive Officers, for 2011. In making these awards, the compensation committee consulted with our CEO with respect to the Named Executive Officers (except with respect to his own bonus) and evaluated our financial and operational performance and the level of achievement of the corporate performance objectives for the year. The compensation committee determined that, with respect to the annual bookings measure, we had achieved 90% of our annual bookings target for the year, and with respect to the free cash flow measure, had exceeded our cash flow target for the same period. Based on these results, the compensation committee then set the size of the bonus pool to be used to pay cash bonuses under the Executive Bonus Plan at 62.5% of the target. Therefore, target bonus based on achievement of corporate objectives would be 62.5% of the amount of each Named Executive Officers' target bonus.

        Our CEO evaluated the achievement of each executive officer against his individual performance objectives and formulated a recommendation for each such executive officer's annual bonus for consideration by the compensation committee. These recommendations were based on his subjective assessment of each individual's contributions against the personal performance objectives during the year. In the case of our CEO, the compensation committee evaluated his performance against his individual performance objectives and determined the amount of his annual bonus. Mr. Steele was determined to have satisfied his performance objectives at a level of 98%. Mr. Auvil was determined to have satisfied his personal performance objectives at a level of 98%. Mr. Cooper was determined to have satisfied his personal performance objectives at a level of 75%. Mr. Chambers was determined to have satisfied his personal performance objectives at a level of 70%. Mr. Knight was determined to have satisfied his personal performance objectives at a level of 97%.

        Based on these determinations, the compensation committee approved cash bonuses based on pro-rated salaries to account for salary increases for the Named Executive Officers as follows:

Named Executive Officer	Target Cash Bonus Opportunity	Cash Bonus
Mr. Steele	$244,500	$149,756
Mr. Auvil	129,120	79,086
Mr. Cooper(1)	150,000	70,313
Mr. Chambers	118,140	51,686
Mr. Knight(2)	52,650	31,919

(1)
As described below, Mr. Cooper was also eligible to receive monthly commissions based on his attainment of quota under the terms and conditions of the Company's applicable commission plan.

(2)
Mr. Knight's target cash bonus opportunity was pro-rated for 2011 to reflect his actual employment with us.

  Sales Commission Plan for Mr. Cooper

        As our Executive Vice President, Worldwide Field Operations, Mr. Cooper was eligible to participate in a commission plan providing for the opportunity to receive incentive compensation based on the ability of our sales organization to achieve specified pre-established bookings quotas throughout the year.

        For 2011, his target incentive compensation opportunity was equal to $150,000. This target incentive compensation opportunity was based on the sales organization's actual performance during the year as measured against our monthly, quarterly, and annual bookings quotas for new business, renewals and professional services. The amounts earned under his incentive compensation opportunity were calculated by multiplying the applicable commission rate by the actual bookings for each month and were to be paid one month in arrears following our determination of the actual bookings for each month.

        We have not disclosed the specific target levels for the commission bookings quotas or commission rates because we believe that such disclosure would result in competitive harm to our company. The specific target levels were based on our historical operating results and growth rates, as well as our expected future results, and were designed to require significant effort on the part of Mr. Cooper.

        Mr. Cooper earned sales commissions of $135,681 during 2011, related to the productivity of our sales organization.

        The cash bonuses paid to the Named Executive Officers for 2011 are set forth in the Summary Compensation Table below.

  Equity Compensation

        We use equity awards to incentivize and reward our executives officers, including the Named Executive Officers, for long-term corporate performance based on the value of our common stock and, thereby, to align the interests of our executive officers with those of our stockholders. These equity awards have been granted in the form of stock options to purchase shares of our common stock. We believe that stock options, when granted with exercise prices equal to the fair market value of our common stock on the date of grant, provide an appropriate long-term incentive for our executive officers, since the stock options reward them only to the extent that our stock price grows and stockholders realize value following their grant date.

        Typically, we have granted stock options to our executive officers, including the Named Executive Officers, as part of the compensation committee's annual review of executive compensation. To date, the compensation committee has not applied a rigid formula in determining the size of these equity awards. Instead, the compensation committee formulates an equity award recommendation for each executive officer after taking into consideration a compensation analysis performed by our Human Resources Department and/or the compensation committee's compensation consultant, the equity award recommendations of our CEO (except with respect to his own award), the scope of an executive officer's performance, contributions, responsibilities and experience, and the amount of equity compensation held by the executive officer (including the current economic value of his unvested equity and the ability of these unvested holdings to satisfy our retention objectives, market conditions, and internal equity). These recommendations are then submitted to our board of directors for approval. In making its award decisions, our board of directors exercises its judgment and discretion to set the size of each award at a level it considers appropriate to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

        On February 16, 2011, the compensation committee approved recommendations for stock option grants for certain of our executive officers, including the Named Executive Officers, in light of the contributions listed above, including each executive officer's individual performance for 2010, and an overall assessment of our financial performance in areas such as revenue, bookings, gross margin and cash flow. These recommendations then were submitted to our board of directors for review and consideration. On April 29, 2011, our board of directors approved stock option grants for certain of our executive officers, including the Named Executive Officers. In the case of our CEO, the independent members of our board of directors approved his stock option grant.

        The size of these stock option grants was determined by the compensation committee based on its evaluation of a compensation analysis prepared by Compensia, its subjective assessment of the performance of each of our executive officers, and its motivation and retention objectives for each of our executive officers. Initially, the compensation committee reviewed the analysis prepared by Compensia, which was based on its evaluation of the recent equity decisions of the companies in the compensation peer group described above, as well as the practices of similarly-sized companies as reflected in the Radford High-Technology Executive Compensation Survey. This information was used by the compensation committee to assess current market practices for equity awards to executives and to evaluate how the contemplated awards would influence the total direct compensation of the executive officers.

        The compensation committee then exercised its subjective judgment to set the value of the equity awards for each executive officer, taking into consideration its assessment of each individual's performance (based largely on the recommendations of our CEO), the current equity holdings of each executive officer (with an emphasis on the remaining vesting requirements of any unvested holdings), the relative roles and responsibilities of each executive officer, and its desire to maintain parity in the awards granted to executive officers performing substantially similar responsibilities. In particular, in the case of the awards for Messrs. Auvil and Chambers, the compensation committee considered their performance of their responsibilities as our principal financial and operational executives during 2010 and its expectations with respect to their performance of these roles in 2011 as we moved towards an initial public offering of our equity securities. The compensation committee also noted that a majority of the shares of our common stock subject to the outstanding equity awards held by each of these executive officers was already vested and a new award would provide them with additional incentive to remain with the company for the next several years as we transitioned to public company status. The compensation committee also decided that, in view of his having joined us in December 2010, Mr. Cooper's initial equity award served as an appropriate motivation and retention vehicle for him.

        In the case of the award for Mr. Steele, the compensation committee considered his performance in 2010 in preparing us for an initial public offering of our equity securities, as well as his success in recruiting an experienced senior executive to lead our sales organization and his efforts to develop our senior management team. The compensation committee also noted that, as the chief executive officer of a pre-public company with a recent history of steady revenue growth, his ability in moving us toward profitability, and his proven leadership in a growing industry sector, a meaningful equity award was appropriate to set his overall total direct compensation opportunity at a level commensurate with the chief executive officers of the companies in the compensation peer group. Finally, the compensation committee determined that, in view of his role and responsibilities compared to our other executive officers, Mr. Steele's award should be significantly larger than those of these other individuals.

        These stock options were granted with an exercise price equal to $5.48 per share, the fair market value of our common stock as determined by our board of directors on that date. The stock option grants made to the Named Executive Officers were as follows:

Named Executive Officer	Number of Shares Underlying Stock Option Grant
Mr. Steele	100,000
Mr. Auvil	37,500
Mr. Cooper	—
Mr. Chambers	37,500

        In April 2011, in connection with his joining us as our Executive Vice President, Product Management and Marketing, the compensation committee recommended, and our board of directors approved, the grant to Mr. Knight of a stock option to purchase 250,000 shares of our common stock with an exercise price equal to $5.48 per share, the fair market value of our common stock as determined by our board of directors on that date. The size of the stock option grant was determined based on arms-length negotiations between Mr. Knight and the compensation committee in establishing his employment relationship with us. In agreeing upon the overall value of his award, the compensation committee considered the value of recent equity awards made to the senior marketing executives of the companies in the compensation peer group, as well as the practices of similarly-sized companies as reflected in the Radford High-Technology Executive Compensation Survey. This stock option grant is discussed in more detail below.

  Welfare and Other Benefits

        We have established a tax-qualified Section 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. We currently do not match any contributions made to the plan by our employees, including executive officers. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan.

        In addition, we provide other benefits to our executive officers, including the Named Executive Officers, on the same basis as all of our full-time employees in the country in which they are resident. These benefits include medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage.

        We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

        Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide perquisites to our executive officers, except in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment and retention purposes. During 2011, none of the Named Executive Officers received perquisites or other personal benefits that were, in the aggregate, $10,000 or more for each Named Executive Officer.

        In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the compensation committee.

Employment Agreements

        We have entered into employment agreements with each of our executive officers, except as described below, which are comprised of an offer letter, the Proprietary Information and Inventions Agreement, and the Arbitration Agreement. Our employment agreement with Mr. Steele is comprised solely of an offer letter and the Employee Confidentiality Agreement. Each of these arrangements was approved on our behalf by our board of directors or, in certain instances, the compensation committee. We believe that these employment offer letters were necessary to induce these individuals to forego other employment opportunities or leave their current employer for the uncertainty of a demanding position in a new and unfamiliar organization.

        In filling these executive positions, our board of directors and the compensation committee, as applicable, was aware that it would be necessary to recruit candidates with the requisite experience and skills to manage a growing business in a unique market niche. Accordingly, it recognized that it would need to develop competitive compensation packages to attract qualified candidates in a dynamic labor market. At the same time, our board of directors and the compensation committee was sensitive to the need to integrate new executive officers into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.

        Each of these employment offer letters provided for "at will" employment and sets forth the initial compensation arrangements for the executive officer, including an initial base salary, an annual cash bonus opportunity and/or a commissions plan, and an equity award in the form of a stock option to purchase shares of our common stock. Certain of the employment offer letters contain certain qualifying termination and change in control benefits in favor of certain Named Executive Officers. These arrangements provide for payments and benefits upon termination of their employment in specified circumstances, including following a change in control. These arrangements (including potential payments and terms) are discussed in more detail in "—Offer Letters and Arrangements" and "—Potential Payments upon Termination or Change in Control" sections below.

  Outstanding Stock Options

        Except as described below in "Offer Letters and Arrangements," in the event that the employment of an executive officer is involuntarily terminated within 18 months following a change in control of our company for executive officers who have worked for our company one year or more prior to involuntary termination, the unvested shares of our common stock subject to all of the outstanding stock options previously granted to such executive officer will become immediately vested and exercisable in full, as described in "—Potential Payments Upon Termination or Change in Control."

  Objectives of Protections

        We believe that these protections assisted us in attracting these individuals to join our company. We also believe that these protections serve our executive retention objectives by helping the Named Executive Officers maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event that there is a potential transaction that could involve a change in control of our company. The terms of these agreements were determined after review by our board of directors or the compensation committee, as applicable, of our retention goals for each executive officer and an analysis of relevant market data.

        For a summary of the material terms and conditions of these severance and change in control arrangements, see "Potential Payments Upon Termination or Change in Control" below.

Other Compensation Policies

  Stock Ownership Guidelines

        Currently, we have not implemented a policy regarding minimum stock ownership requirements for our executive officers, including the Named Executive Officers.

  Compensation Recovery Policy

        Currently, we have not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement. We intend to adopt a general compensation recovery (clawback) policy covering our annual and long-term incentive award plans and arrangements once we are a publicly-traded company and after the SEC adopts final rules implementing the requirement of Section 954 of the Dodd-Frank Act.

  Derivatives Trading and Hedging Policy

        Currently, we have not implemented a policy regarding the trading of derivatives or the hedging of our equity securities by our employees, including the Named Executive Officers, and directors.

Tax and Accounting Considerations

  Deductibility of Executive Compensation

        Section 162(m) of the Internal Revenue Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1.0 million paid to the chief executive officer and each of the three other most highly-compensated executive officers (other than the chief financial officer) in any taxable year. Generally, remuneration in excess of $1.0 million may only be deducted if it is "performance-based compensation" within the meaning of the Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved stock option plan generally will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied.

        As we are not currently publicly-traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our executive officers. We expect that, where reasonably practicable, the compensation committee will seek to qualify the variable compensation paid to our executive officers for the "performance-based compensation" exemption from the deductibility limit. As such, in approving the amount and form of compensation for our executive officers in the future, we will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). In the future, the compensation committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit when it believes that such payments are appropriate to attract and retain executive talent.

  Taxation of "Parachute" Payments

        Sections 280G and 4999 of the Internal Revenue Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceeds certain prescribed limits, and that our company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any executive officer, including any Named Executive Officer, with a "gross-up" or other reimbursement payment for any tax liability that the executive officer might owe as a result of the application of Sections 280G or 4999 during 2011, and we have not agreed and are not otherwise obligated to provide any executive officer with such a "gross-up" or other reimbursement.

  Accounting for Stock-Based Compensation

        We follow ASC 718 for our stock-based compensation awards. ASC 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Compensation Risk Assessment

        As part of its oversight of our compensation programs, our compensation committee has considered our executive officer and non-executive employee compensation programs as they relate to corporate risk management. Our compensation programs are currently consistent with practices of other companies in our industry, and our compensation committee has concluded that our compensation policies and practices are not likely to have a material adverse effect on us, including for the following reasons:

  •
  the compensation committee's retention of a high degree of discretion with respect to our management incentive compensation plan, as well as our use of multiple performance objectives in that plan and our use of a single incentive compensation plan in which the entire management team participates, together minimize the risk that might be posed by the short-term variable component of our compensation program; and

  •
  the long-term component of our compensation program, which to date has consisted of stock options, keeps our executive officers and employees appropriately focused on long-term entity-level growth through multi-year vesting schedules and by conveying value only if we succeed in growing our business in a way that results in appreciation of the value of our common stock over time.

Executive Compensation Tables

        The following tables provide information regarding all compensation paid to our principal executive officer, our principal financial officer and our three other most highly compensated executive officers serving as such at December 31, 2011. We refer to these individuals as our Named Executive Officers.

Summary Compensation Table

        The following table provides information concerning all plan and non plan compensation awarded to, earned by or paid to our Named Executive Officers during 2011.

Name and Principal Position	Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	Total
Gary Steele	2011	$341,667	$308,900	$149,756	$800,323
Chief Executive Officer	2010	289,167	816,884	121,125	1,227,176
Paul Auvil	2011	273,333	115,838	79,086	468,257
Chief Financial Officer	2010	236,667	444,400	59,976	741,043
Tom Cooper	2011	250,000	—	205,994	455,994
Executive Vice President,	2010	18,859	1,945,949	N/A	1,964,808
Worldwide Field Operations
Wade Chambers	2011	250,833	115,838	51,686	418,357
Executive Vice President,	2010	230,000	113,560	52,785	396,345
Engineering
David Knight	2011	176,538	772,500	31,919	980,957
Executive Vice President,	2010	N/A	N/A	N/A	N/A
Product Management and
Marketing

(1)
The amounts reported reflect the grant date fair value of the stock options granted during 2010 and 2011, computed in accordance with ASC 718. The valuation assumptions used in calculating the grant date fair value of the stock options are set forth in note 11 to our consolidated financial statements included elsewhere in this prospectus.

(2)
The amounts reported in the non-equity incentive plan compensation column represent our Named Executive Officer's performance-based awards under our cash incentive award program and/or sales commissions plan earned for services rendered during the covered fiscal years. For more information about their non-equity incentive plan compensation, see "Compensation Discussion and Analysis—Award Decisions and Analysis."

        The following table provides information with regard to potential cash bonuses paid or payable in 2011 under our performance-based, non-equity incentive plans, and with regard to each stock option granted to a Named Executive Officer during 2011.

Grants of Plan-Based Awards

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)				Number of Shares Underlying Option Awards(2)
							Exercise Price of Option Awards(3)	Grant Date Fair Value of Option Awards(4)
	Grant Date
Name		Threshold	Target		Maximum
Gary Steele	—	$45,844	$244,500		$382,031	—	—	—
	04/29/11	—	—		—	100,000	$5.48	$308,900
Paul Auvil	—	24,210	129,120		201,750	—	—	—
	04/29/11	—	—		—	37,500	5.48	115,838
Tom Cooper	—	37,500	150,000	(5)	231,375	—	—	—
	—	—	—		—	—	—	—
Wade Chambers	—	22,151	118,140		184,594	—	—	—
	04/29/11	—	—		—	37,500	5.48	115,838
David Knight	—	9,872	52,650		82,266	—	—	—
	04/29/11	—	—		—	250,000	5.48	772,500

(1)
The actual payments made for 2011 under the bonus plan and the commission plan are reported in the "Non-Equity Incentive Plan Compensation" column in the "Summary Compensation Table" above.

(2)
These stock options are immediately exercisable and vest as to 25% of the shares of our common stock subject to the option on the first anniversary of the vesting commencement date, with the remainder of the shares vesting monthly in equal installments over the next three years. All options were granted under our 2002 Stock Option/Stock Issuance Plan, which is described below under "—Employee Benefit Plans," and contain provisions that call for accelerated vesting upon certain events following a termination and change in control event, as discussed above in "—Compensation Discussion and Analysis" and below in "—Potential Payments Upon Termination or Change in Control."

(3)
Represents the fair market value of a share of our common stock, as determined by our board of directors, on the option's grant date. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies—Stock-Based Compensation" above for a discussion of how we have valued our common stock.

(4)
The amounts reported in this column represent the grant date fair value for stock option awards granted to our Named Executive Officers. See note 11 of our notes to consolidated financial statements for a description of the valuation assumptions used.

(5)
Represents Mr. Cooper's sales commissions plan and bonus opportunity related to monthly, quarterly, and annual bookings quotas.

        The following table provides information regarding each unexercised stock option held by our Named Executive Officers as of December 31, 2011.

Outstanding Equity Awards at December 31, 2011(1)

	Number of Securities Underlying Unexercised Options(1)
				Option Exercise Price(4)	Option Expiration Date
Name	Exercisable(2)	Unexercisable(3)
Gary Steele	666,689	—		$0.10	12/16/2012
	312,268	—		1.90	10/25/2016
	49,999	13,540	(5)	3.06	01/26/2019
	251,763	78,675	(5)	3.06	03/15/2019
	367,634	291,044	(5)(6)	3.88	03/08/2020
	100,000	100,000	(5)	5.48	04/28/2021
Paul Auvil	292,438	—		2.30	04/25/2017
	200,000	158,334	(5)(6)	3.88	03/08/2020
	37,500	37,500	(5)	5.48	04/28/2021
Tom Cooper	631,514	473,635	(5)	5.38	12/14/2020
Wade Chambers	294,999	67,604	(5)	3.06	12/02/2018
	50,000	28,124	(5)	3.88	03/08/2020
	37,500	37,500	(5)	5.48	04/28/2021
David Knight	250,000	250,000	(5)	5.48	04/28/2021

(1)
Unless otherwise noted in these footnotes, all stock options referenced in this table vest as to 25% of the shares of our common stock subject to the option on the first anniversary of the vesting commencement date, with the remainder of the shares vesting monthly in equal installments over the next three years.

(2)
Because all stock options granted under our 2002 Stock Options/Stock Issuance Plan are immediately exercisable, subject to a right of repurchase in our favor which lapses as the shares vest, this column reflects the number of shares of our common stock that were subject to options held by our Named Executive Officers that were exercisable as of December 31, 2011.

(3)
Because all stock options granted under our 2002 Stock Options/Stock Issuance Plan are immediately exercisable, subject to a right of repurchase in our favor which lapses as the shares vest, this column reflects the number of shares of our common stock that were subject to options held by our Named Executive Officers that were exercisable and unvested as of December 31, 2011.

(4)
Represents the fair market value of a share of our common stock, as determined by our board of directors, on the option's grant date. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies—Stock-Based Compensation" for a discussion of how we have valued our common stock.

(5)
Pursuant to the existing option agreements, in the event of a change in control of our company, 100% of the then-unvested portion of each Named Executive Officer's options will accelerate in full in the event of an involuntary termination of employment, as defined in the Named Executive Officer's option agreement, in connection with or within 18 months following a change in control of our company.

(6)
Stock options granted commenced vesting monthly on February 11, 2011.

        No shares of our common stock were acquired pursuant to the exercise of options by our Named Executive Officers during 2011.

Offer Letters and Arrangements

  Gary Steele

        We entered into an offer letter agreement with Mr. Steele, our Chief Executive Officer, on November 17, 2002. Pursuant to the offer letter, Mr. Steele's initial base salary was established at $190,000 per year. In addition, following his first year of employment, Mr. Steele was eligible to receive a bonus of $20,000 based on the achievement of mutually agreed-upon objectives. On December 18, 2002, in accordance with the terms of his offer letter, Mr. Steele was granted a stock option to purchase 666,689 shares of our common stock at an exercise price of $0.10 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors. This option fully vested four years from the date of Mr. Steele's commencement of employment. Mr. Steele's employment is at will and may be terminated at any time, with or without cause.

  Paul Auvil

        We entered into an offer letter agreement with Mr. Auvil, our Chief Financial Officer, on March 9, 2007. Pursuant to the offer letter, Mr. Auvil's initial base salary was established at $200,000 per year. In addition, during his first year of employment, Mr. Auvil was eligible to receive a bonus targeted at 20% of his annual base salary, with upside potential based upon individual and/or company over-performance. The bonus was subject to the terms and conditions of the Executive Bonus Plan. On April 26, 2007, in accordance with the terms of his offer letter, Mr. Auvil was granted a stock option to purchase 541,398 shares of our common stock at an exercise price of $2.30 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors. This option vests according to the 2002 Stock Option/Stock Issuance Plan and related stock option agreement. As of December 31, 2011, this option was fully vested. Mr. Auvil's employment is at will and may be terminated at any time, with or without cause.

  Tom Cooper

        We entered into an offer letter agreement with Mr. Cooper, our Executive Vice President, Worldwide Field Operations, on November 5, 2010. Pursuant to the offer letter, Mr. Cooper's initial base salary was established at $250,000 per year with an annual on-target bonus opportunity of $150,000, with upside potential based upon individual and/or company performance, subject to the terms and conditions of the Proofpoint Bonus Plan Document. In addition, during his first year of employment, Mr. Cooper was eligible to receive up to $150,000 in commissions based on the attainment of the quota under the terms and conditions of the company's applicable commission plan. On, December 15, 2010, in accordance with the terms of his offer letter, Mr. Cooper was granted a stock option to purchase 631,514 shares of our common stock at an exercise price of $5.38 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors. Otherwise, this option vests according to the 2002 Stock Option/Stock Issuance Plan and related stock option agreement. As of December 31, 2011, 473,635 shares of our common stock subject to this option were unvested.

        Mr. Cooper's offer letter agreement provides that if his employment is terminated for Cause (as defined in the offer letter) or he resigns without Good Reason (as defined in the offer letter), he will only be entitled to all base salary and commissions (in accordance with the terms of his commission plan) earned through the termination or resignation date. However, if we terminate his employment without Cause or Mr. Cooper resigns with Good Reason, provided that he executes and does not revoke a substantially similar General Release of Claims, we will provide severance benefits equal to his base salary as in effect on the date of termination for the six months following the date of termination or resignation and the averaged monthly commission amount (as defined in the offer letter) for the six months following the date of termination or resignation. Mr. Cooper would also be entitled to health insurance benefits under the Consolidated Omnibus Budget Reconciliation Act for six months. Mr. Cooper's employment is at will and may be terminated at any time, with or without cause.

  Wade Chambers

        We entered into an offer letter agreement with Mr. Chambers, our Executive Vice President, Engineering, on November 3, 2008. Pursuant to the offer letter, Mr. Chambers's initial base salary was established at $230,000 per year. In addition, Mr. Chambers was eligible to receive a bonus targeted at 20% of his annual base salary with upside potential based upon individual and/or company over-performance. The bonus was subject to the terms and conditions of the Executive Bonus Plan. On, December 3, 2008, in accordance with the terms of his offer letter, Mr. Chambers was granted a stock option to purchase 294,999 shares of our common stock at an exercise price of $3.06 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors. This option vests according to the 2002 Stock Option/Stock Issuance Plan and related stock option agreement. As of December 31, 2011, 67,604 shares of our common stock subject to this option were unvested. Mr. Chambers's employment is at will and may be terminated at any time, with or without cause.

  David Knight

        We entered into an offer letter agreement with Mr. Knight, our Executive Vice President, Product Management and Marketing, on March 14, 2011. Pursuant to the offer letter, Mr. Knight's initial base salary was established at $225,000 per year. In addition, Mr. Knight was eligible to receive a bonus targeted at 30% of his annual base salary with an additional potential bonus based upon individual and/or company over-performance. The bonus was subject to the terms and conditions of the Executive Bonus Plan. On April 29, 2011, in accordance with the terms of his offer letter, Mr. Knight was granted a stock option to purchase 250,000 shares of our common stock at an exercise price of $5.48 per share, which was equal to the fair market value of our common stock on the date the option was granted, as determined by our board of directors. This option vests according to the 2002 Stock Option/Stock Issuance Plan and related stock option agreement. As of December 31, 2011, all of the shares of our common stock subject to this option were unvested. Mr. Knight's employment is at will and may be terminated at any time, with or without cause.

Potential Payments Upon Termination or Change in Control

  Termination

        The following table summarizes the amount of the cash severance payment that each of our Named Executive Officers would have been entitled to receive assuming a qualifying termination of employment as of December 31, 2011. The Named Executive Officers would not have any accelerated stock option benefits for any termination of employment.

Name	Cash Severance Amount
Gary Steele	$—
Paul Auvil	—
Tom Cooper	182,046
Wade Chambers	—
David Knight	—

  Change in Control Arrangements

        Generally, our stock option agreements with each of our Named Executive Officers provide for acceleration of vesting of 100% of the unvested shares of our common stock underlying such options in the event of an involuntary termination of employment (as such term is defined in the stock option agreement) within 18 months following a change in control in our company for employees who have worked for our company for one year or more prior to the involuntary termination of employment. In the case of an involuntary termination of employment (as such term is defined in Mr. Cooper's stock option agreement), Mr. Cooper's options would accelerate as described under "—Offer Letters and Arrangements" and "—Grants of Plan-Based Awards."

        The following table summarizes the intrinsic value of this acceleration benefit to our Named Executive Officers pursuant to these awards, assuming an involuntary termination of employment and change in control of our company as of December 31, 2011. Values are based upon the value of a share of our common stock as of December 31, 2011, which we assumed to be the midpoint of the price range set forth on the cover page of this prospectus, less the exercise price of each outstanding stock option.

Name	Accelerated Stock Option Payment Value
Gary Steele	$3,356,420
Paul Auvil	1,334,338
Tom Cooper	2,661,829
Wade Chambers	944,019
David Knight	1,380,000

Employee Benefit Plans

  2002 Stock Option/Stock Issuance Plan

        Our board of directors adopted our 2002 Stock Option/Stock Issuance Plan in December 2002. Our 2002 Stock Option/Stock Issuance Plan was also approved by our stockholders. The 2002 Stock Option/Stock Issuance Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonstatutory stock options, as well as for the issuance of shares of restricted stock. We may grant incentive stock options only to our employees. We may grant nonstatutory stock options to our employees, directors and consultants. The exercise price of each incentive stock option must be at least equal to the fair market value of our common stock on the date of grant and the exercise price of each nonstatutory stock option will be determined by the plan administrator. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2002 Stock Option/Stock Issuance Plan is ten years. In the event of a "change in control," as defined in the 2002 Stock Option/Stock Issuance Plan, the 2002 Stock Option/Stock Issuance Plan provides that, unless the applicable option agreement provides otherwise, options held by current employees, directors and consultants will terminate if not assumed or substituted with no acceleration of vesting. However, options granted after October 28, 2010 provide that if the applicable option agreement provides for acceleration of vesting in connection with a change in control followed by the optionee's involuntary termination, and the option is not assumed or substituted with a new option, then vesting of the option shall accelerate as to the applicable unvested portion of the option as if the optionee had been involuntarily terminated at the time of the change in control.

        As of December 31, 2011, we had reserved 14,603,546 shares of our common stock for issuance under our 2002 Stock Option/Stock Issuance Plan. As of December 31, 2011, options to purchase 3,520,127 of these shares had been exercised, options to purchase 10,705,300 of these shares remained outstanding and 363,859 of these shares remained available for future grant. The options outstanding as of December 31, 2011 had a weighted-average exercise price of $3.83. Our 2012 Equity Incentive Plan will be effective upon the date of this prospectus. As a result, we will not grant any additional options under the 2002 Stock Option/Stock Issuance Plan following that date and the 2002 Stock Option/Stock Issuance Plan will terminate at that time. However, any outstanding options granted under the 2002 Stock Option/Stock Issuance Plan will remain outstanding, subject to the terms of our 2002 Stock Option/Stock Issuance Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms. Options granted under the 2002 Stock Option/Stock Issuance Plan generally have terms similar to those described below with respect to options granted under our 2012 Equity Incentive Plan, except that stock option agreements evidencing options granted to employees under our 2002 Stock Option/Stock Issuance Plan generally provide for partial acceleration of vesting in connection with a change in control followed by the optionee's involuntary termination.

  NextPage, Inc. 2007 Stock Plan

        We assumed the RSUs outstanding under the NextPage, Inc. 2007 Stock Plan, or 2007 Stock Plan, pursuant to our acquisition of NextPage on December 23, 2011. The 2007 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options to our employees, outside directors and consultants and any parent and subsidiary corporations' employees and consultants. The 2007 Stock Plan also allows for RSU awards and awards of our common stock. Awards are no longer granted under the 2007 Stock Plan.

        As of December 31, 2011 RSUs covering 22,561 shares of common stock were outstanding under RSUs granted pursuant to this plan. RSUs cover a number of shares of common stock and may be settled in cash, or by the issuances of common stock. Settlement means the delivery of shares of common stock vested under an RSU. No purchase price applies to RSUs. Unless and until such time as shares of common stock are issued in settlement of vested RSUs, the holders of RSUs have no ownership of the shares of common stock allocated to the RSUs and have no right to dividends or to vote such shares. RSUs that vest in a calendar year must be settled in the subsequent calendar year on a date determined by us, but in any event not later than December 31st of the calendar year following the year in which the RSUs vest. Settlement of vested RSUs will occur whether or not the holder of such vested RSUs is providing services to us at the time of settlement. In its sole discretion, upon settlement, we may withhold a number of shares of common stock with a fair market value (determined on the date the RSUs are settled) equal to the minimum amount we are then required to withhold for taxes. In the event a successor or acquiring corporation in a change in control does not assume, convert, replace or substitute outstanding RSUs, the vesting of RSUs will accelerate in full.

  2012 Equity Incentive Plan

        We have adopted a 2012 Equity Incentive Plan that will become effective on the date of this prospectus and will serve as the successor to our earlier stock plans. We have reserved 4,096,280 shares of our common stock to be issued under our 2012 Equity Incentive Plan. The number of shares reserved for issuance under our 2012 Equity Incentive Plan will increase automatically on the first day of January of each of 2013 through 2016 by the number of shares equal to 5% of the total outstanding shares of our common stock as of the immediately preceding December 31, but not more than 3,723,891 shares. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. In addition, the following shares will again be available for grant and issuance under our 2012 Equity Incentive Plan:

  •
  shares subject to options or stock appreciation rights granted under our 2012 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option;

  •
  shares subject to awards granted under our 2012 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

  •
  shares subject to awards granted under our 2012 Equity Incentive Plan that otherwise terminate without shares being issued;

  •
  shares not issued or subject to outstanding grants under our 2002 Stock Option/Stock Issuance Plan on the date of this prospectus;

  •
  shares issuable upon the exercise of options under our 2002 Stock Option/Stock Issuance Plan prior to the date of this prospectus that expire or become unexercisable for any reason without having been exercised in full after the date of this prospectus; and

  •
  any shares issued under our 2002 Stock Option/Stock Issuance Plan that are forfeited or repurchased by us after the date of this prospectus.

        Our 2012 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, RSUs, performance awards and stock bonuses. No person will be eligible to receive more than 875,000 shares in any calendar year under our 2012 Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than 1,750,000 shares under the plan in the calendar year in which the employee commences employment.

        Our 2012 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2012 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

        Our 2012 Equity Incentive Plan will provide for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees. No more than 25,000,000 shares may be issued under the 2012 Equity Incentive Plan as incentive stock options. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value.

        In general, options will vest over a four-year period. Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2012 Equity Incentive Plan is ten years, except that incentive stock options granted to 10% stockholders will have a maximum term of five years.

        A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. A restricted stock award may vest based on time or achievement of performance conditions. The price (if any) of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to us.

        Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

        RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.

        Performance shares are performance awards that cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

        Stock bonuses may be granted as additional compensation for service and/or performance, and therefore, not be issued in exchange for cash.

        In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made to the number of shares reserved under our 2012 Equity Incentive Plan, the maximum number of shares by which the share reserve may increase automatically each year and the limit on incentive stock options, the maximum number of shares that can be granted in a calendar year, and the number of shares and exercise price, if applicable, of all outstanding awards under our 2012 Equity Incentive Plan.

        Awards granted under our 2012 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise permitted by our compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee's guardian or legal representative. Options granted under our 2012 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee's service to us, or for a period of 12 months in cases of death or disability, or such longer period as our compensation committee may provide. Options generally terminate immediately upon termination of employment for cause.

        If we are dissolved or liquidated or have a change in control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted will expire upon the dissolution, liquidation or closing of a change in control transaction. In the event of specified change in control transactions, our compensation committee may accelerate the vesting of awards (a) immediately upon the occurrence of the transaction, whether or not the award is continued, assumed or substituted by a surviving corporation or its parent in the transaction, or (b) in connection with a termination of a participant's service following such a transaction. If the applicable award agreement provides for acceleration of vesting in connection with a change in control followed by the participant's involuntary termination, and outstanding awards are not assumed or substituted, then vesting of the award shall accelerate as to the applicable unvested portion of the award as if the participant had been involuntarily terminated at the time of the change in control.

        Our 2012 Equity Incentive Plan will terminate ten years from the later of the date our board of directors approves the plan or the date our board of directors adopted the most recent increase in the number of shares of our common stock available under the plan which was approved by our stockholders, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2012 Equity Incentive Plan at any time. If our board of directors amends our 2012 Equity Incentive Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

  2012 Employee Stock Purchase Plan

        We have adopted a 2012 Employee Stock Purchase Plan that will become effective on the date of this prospectus which is a plan designed to enable eligible employees to purchase shares of our common stock periodically at a discount following the date of this prospectus. Purchases will be accomplished through participation in discrete purchase periods. Our 2012 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We will initially reserve 744,778 shares of our common stock for issuance under our 2012 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2012 Employee Stock Purchase Plan will increase automatically on the first day of January of each of 2013 through 2020 by the number of shares equal to 1% of the total outstanding shares of our common stock as of the immediately preceding December 31st (rounded to the nearest whole share), but not more than 1,489,556 shares of our common stock. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year.

        Our compensation committee will administer our 2012 Employee Stock Purchase Plan. Our employees generally are eligible to participate in our 2012 Employee Stock Purchase Plan if they are employed by us for at least 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2012 Employee Stock Purchase Plan, are ineligible to participate in our 2012 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility. Under our 2012 Employee Stock Purchase Plan, eligible employees are able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between 1% and 15% of their cash compensation. We will also have the right to amend or terminate our 2012 Employee Stock Purchase Plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the plan. Our 2012 Employee Stock Purchase Plan will terminate on the tenth anniversary of the last day of the first purchase period, unless it is terminated earlier by our board of directors.

        When an initial purchase period commences, our employees who meet the eligibility requirements for participation in that purchase period will automatically be granted a nontransferable option to purchase shares in that purchase period. For subsequent purchase periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent purchase periods. Each purchase period will run for no more than six months. An employee's participation automatically ends upon termination of employment for any reason.

        Except for the first purchase period, each purchase period will be for six months (commencing each May and November). The first purchase period will begin upon the effective date of this offering and will end on October 31, 2012.

        No participant will have the right to purchase more than 1,750 shares of our common stock in any purchase period, or such smaller number of shares as our compensation committee shall approve. No participant will have the right to purchase our shares in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year(s), that has a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. The purchase price for shares of our common stock purchased under our 2012 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the purchase period and (ii) the last trading day of that purchase period.

        If we experience a change in control transaction, the purchase period that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control transaction and our 2012 Employee Stock Purchase Plan will then terminate on the closing of the proposed change in control.

  401(k) Plan

        We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. Employees who have attained at least 21 years of age are generally eligible to participate in the plan on the first day of the calendar month following the employees' date of hire. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by participants that we make to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn. Employer contributions that we make to the plan are generally deductible when made. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee's interest in his or her pre-tax deferrals is 100% vested when contributed. Although the plan provides for a discretionary employer matching contribution, to date we have not made such a contribution on behalf of employees. The Plan permits all eligible Plan participants to contribute between 1% and 50% of eligible compensation, on a pre-tax or after-tax (Roth 401k) basis, into their accounts.

Limitation of Liability and Indemnification of Directors and Officers

        Our restated certificate of incorporation and bylaws contains provisions that limit the liability of our directors, officers and employees for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except for liability:

  •
  for any breach of their duty of loyalty to our company or our stockholders;

  •
  for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  for any transaction from which they derived an improper personal benefit.

        Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

        Our restated bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

        Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in our restated certificate of incorporation and bylaws. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status as a director, officer or employee or their service to our company. These indemnification agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

        The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws or in these indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

        We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

        Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed above in the sections entitled "Management" and "Executive Compensation," the registration rights described below under "Description of Capital Stock—Registration Rights," and the voting rights in our fourth amended and restated voting agreement described above under "Management—Board of Directors Composition," the following is a description of each transaction since January 1, 2008 and each currently proposed transaction in which:

  •
  we have been or are to be a participant;

  •
  the amount involved exceeded or exceeds $120,000; and

  •
  any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Stock Option Exchange

        In January 2009, our board of directors determined that certain stock options granted to our employees, including our executive officers, were no longer providing the incentive intended when they were originally granted and the holders of all outstanding, unexercised options, whether vested or unvested, that had exercise prices per share equal to $4.56 or higher were offered an opportunity to cancel such options in exchange for a new option with an exercise price per share equal to the then current fair market value per share. In exchange for the lower exercise price per share the new stock options were treated for vesting purposes as if they were granted on the date of the exchange, whether such options were previously vested or not. The new exercise price per share and revised vesting schedule was designed to incentivize our employees, including our executive officers, to work towards achieving our long-term financial goals. Two of our executive officers, Mr. Steele and Mr. Hickman-Smith, participated in the stock option exchange. Mr. Steele and Mr. Hickman-Smith exchanged options convertible into a total of 251,763 and 281,152 shares of our common stock, respectively.

Indemnification Agreements

        Prior to the completion of this offering, we plan to enter into indemnification agreements with each of our directors and executive officers. See "Executive Compensation—Limitation of Liability and Indemnification of Directors and Officers."

Sale of Series F Preferred Stock

        In multiple closings between February 2008 and May 2010, we sold an aggregate of 6,461,729 shares of our Series F Preferred Stock at a purchase price of $5.32 per share for an aggregate purchase price of approximately $34.4 million. Each share of our Series F Preferred Stock will convert automatically into 0.5 shares of our common stock upon the completion of this offering.

        The following table summarizes the Series F Preferred Stock purchased by related parties in connection with the transaction described in this section. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Investor	Shares of Series F Preferred Stock	Aggregate Purchase Price
MDV VII, L.P.(1)	563,910	$3,000,001
Benchmark Capital Partners IV, L.P.(2)	973,006	5,176,392
Entities affiliated with Meritech Capital Partners II, L.P.(3)	939,850	5,000,002
Entities affiliated with DAG Ventures GP Fund III, LLC(4)	2,819,549	15,000,001
Entities affiliated with RRE Ventures Fund III, L.P.(5)	187,970	1,000,000

(1)
Mr. Feiber, a director of ours, is a managing member of Seventh MDV Partners, L.L.C., the general partner of MDI VII, L.P., which holds more than 5% of our capital stock.

(2)
Mr. Harvey, a director of ours, is a managing member of Benchmark Capital Management Co. IV, L.L.C., the general partner of Benchmark Capital Partners IV, L.P., which holds more than 5% of our capital stock.

(3)
Includes 909,493 shares purchased by Meritech Capital Partners II, L.P., 23,402 shares purchased by Meritech Capital Affiliates II, L.P. and 6,955 shares purchased by MCP Entrepreneur Partners II, L.P. The general partner of these entities is Meritech Management Associates II, L.L.C., of which Mr. Ward, a director of ours, is a member.

(4)
Includes 2,030 shares purchased by DAG Ventures GP Fund III, LLC, 193,759 shares purchased by DAG Ventures III, L.P., 2,059,850 shares purchased by DAG Ventures III—QP, L.P., and 563,910 shares purchased by DAG Ventures I-N, LLC. These entities hold more than 5% of our capital stock.

(5)
Includes 13,906 shares purchased by RRE Ventures Fund III, L.P., 7,658 shares purchased by RRE Ventures III, L.P., and 166,406 shares purchased by RRE Ventures III-A, L.P. These entities hold more than 5% of our capital stock.

Stockholder Agreements

        In connection with the sales of our preferred stock, we entered into agreements that grant customary preferred stock rights to all of our major preferred stock investors, including holders of more than 5% of our outstanding stock. These rights include registration rights, rights of first refusal, co-sale rights with respect to certain stock transfers, a voting agreement providing for the election of investor designees to the Board, information rights and other similar rights. The Fourth Amended and Restated Investors' Rights Agreement, which contains the registration rights and many of the other rights described above, is filed as an exhibit to the registration statement of which this prospectus is a part. All of these rights, other than the registration rights, will terminate upon the closing of this offering. Investment funds controlled by Mohr Davidow Ventures, Benchmark Capital Partners and Meritech Capital Partners are parties to such agreements, and are affiliated with Mr. Feiber, Mr. Harvey and Mr. Ward, respectively, who are directors of ours. In addition entities affiliated with Mr. Hahn, a director of ours, are party to such agreements.

        Upon the closing of this offering, holders of approximately 20,270,985 shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. For a more detailed description of these registration rights, see "Description of Capital Stock—Registration Rights."

Review, Approval or Ratification of Transactions With Related Parties

        Our policy and the charters of our audit committee and our nominating and governance committee to be effective upon the closing of this offering, require that any transaction with a related party that must be reported under applicable rules of the SEC (other than compensation-related matters) must be reviewed and approved or ratified by the audit committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by the nominating and governance committee. These committees have not adopted policies or procedures for review of, or standards for approval of, related party transactions but intend to do so in the future.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table presents information with respect to the beneficial ownership of our common stock as of March 31, 2012, and as adjusted to reflect the sale of common stock in this offering assuming no exercise of the underwriters' option to purchase additional shares, by:

  •
  each of our directors;

  •
  each of our Named Executive Officers;

  •
  all of our directors and executive officers as a group;

  •
  each stockholder known by us to be the beneficial owner of more than 5% of our common stock; and

  •
  each selling stockholder.

        We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2012 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

        We have based percentage ownership of our common stock before this offering on 25,887,851 shares of our common stock outstanding on March 31, 2012, which includes 19,567,258 shares of common stock resulting from the automatic conversion of all outstanding shares of our preferred stock immediately prior to the completion of this offering, as if this conversion had occurred as of March 31, 2012. Pursuant to the provisions of our certificate of incorporation, holders of more than 66 2/3% of our outstanding convertible preferred stock have elected to automatically convert all of the outstanding convertible preferred stock into common stock, with such conversion to be effective immediately prior to the completion of this offering. Percentage ownership of our common stock after the offering also assumes our sale of 5,000,000 shares of common stock in the offering. Unless otherwise indicated, the address of each of the individuals and entities named below that owns 5% or more of our common stock is c/o Proofpoint Inc., 892 Ross Drive, Sunnyvale, California 94089.

									Shares Beneficially Owned After the Offering if Over-Allotment Option is Exercised in Full
							Number of Additional Shares Being Offered if Over-Allotment Option is Exercised in Full
	Shares Beneficially Owned Prior to This Offering		Number of Shares Being Offered in This Offering		Shares Beneficially Owned After This Offering
Name and Address of Beneficial Owner	Shares	Percentage			Shares	Percentage			Shares	Percentage
Directors and Named Executive Officers
Gary Steele(1)	1,548,353	5.7%	—		1,548,353	4.8%	—		1,548,353	4.7%
Anthony Bettencourt	7,113	*	—		7,113	*	—		7,113	*
Dana Evan(2)	106,217	*	—		106,217	*	—		106,217	*
Jonathan Feiber(3)	4,457,118	17.2	347,826	(4)	4,109,292	13.3	52,174	(4)	4,057,118	12.8
Eric Hahn(5)	1,073,368	4.1	—		1,073,368	3.5	—		1,073,368	3.4
Kevin Harvey(6)	4,273,150	16.5	—		4,273,150	13.8	—		4,273,150	13.5
Philip Koen(7)	50,000	*	—		50,000	*	—		50,000	*
Rob Ward(8)	3,134,057	12.1	—		3,134,057	10.1	—		3,134,057	9.9
Paul Auvil(9)	816,398	3.1	—		816,398	2.6	—		816,398	2.6
Wade Chambers(10)	419,999	1.6	—		419,999	1.3	—		419,999	1.3
Tom Cooper(11)	631,514	2.4	—		631,514	2.0	—		631,514	2.0
Dean Hickman-Smith(12)	331,151	1.3	—		331,151	1.1	—		331,151	1.0
All current director and executive officers as a group (12 persons)(13)	16,848,438	57.9	347,826	(4)	16,500,612	48.4	52,174	(4)	16,448,438	47.2
5% or Greater Stockholders
MDV VII, L.P.(14)	4,444,618	17.2	347,826		4,096,792	13.3	52,174		4,044,618	12.8
Benchmark Capital Partners IV, L.P.(15)	4,260,650	16.5	—		4,260,650	13.8	—		4,260,650	13.5
Entities affiliated with Meritech Capital Partners II, L.P.(16)	3,121,557	12.1	—		3,121,557	10.1	—		3,121,557	9.9
Entities affiliated with DAG Ventures GP Fund III, LLC(17)	1,409,774	5.5	—		1,409,774	4.6	—		1,409,774	4.5
Entities affiliated with RRE Ventures Fund III, L.P.(18)	2,330,855	9.0	—		2,330,855	7.6	—		2,330,855	7.4
Other Selling Stockholders
1413780 Ontario Inc.(19)	484,071	1.9	420,931		63,140	*	63,140		—	—
Ventures West 8 Limited Partnership(20)	514,099	2.0	217,391		296,708	*	32,609		264,099	*
Entities affiliated with Paul Chen(21)	110,173	*	95,803		14,370	*	14,370		—	—
Entities affiliated with Lighthouse Capital IV, L.P.(22)	76,362	*	66,402		9,960	*	9,960		—	—
Labrador Ventures IV, L.P.(23)	30,334	*	26,377		3,957	*	3,957		—	—
Dominion Capital Management LLC(24)	19,938	*	17,337		2,601	*	2,601		—	—
Praising Gaw(25)	8,457	*	7,354		1,103	*	1,103		—	—

*
Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1)
Consists of 1,206,664 shares subject to options held by Mr. Steele that are exercisable within 60 days of March 31, 2012, of which 509,364 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Steele's cessation of service prior to vesting.

(2)
Consists of 106,217 shares subject to options held by Ms. Evan that are exercisable within 60 days of March 31, 2012, of which 14,452 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Ms. Evan's cessation of service prior to vesting.

(3)
Consists of 12,500 shares subject to options held by Mr. Feiber that are exercisable within 60 days of March 31, 2012, all of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Feiber's cessation of service prior to vesting. Also includes shares held by MDV VII, L.P. See footnote 13.

(4)
Represents shares to be sold by MDV VII, L.P.

(5)
Includes 138,235 shares subject to options held by Mr. Hahn that are exercisable within 60 days of March 31, 2012, of which 30,000 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Hahn's cessation of service prior to vesting. Also includes 222,008 shares held by the Hahn Family Trust dated 10/20/1999, 40,000 shares held by the Evan Matthew Hahn Trust, U/A DTD 3/14/1996 and 40,000 shares held by the Jeremy Stephen Hahn Trust, U/A DTD 10/20/1999. Mr. Hahn is a trustee of each of the foregoing trusts and as such may be deemed to have shared voting and investment power over these shares.

(6)
Includes 12,500 shares subject to options held by Mr. Harvey that are exercisable within 60 days of March 31, 2012, all of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Harvey's cessation of service prior to vesting. Also includes shares held by Benchmark Capital Partners IV, L.P. See footnote 14.

(7)
Consists of 50,000 shares subject to options held by Mr. Koen that are exercisable within 60 days of March 31, 2012, of which 37,500 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Koen's cessation of service prior to vesting.

(8)
Includes 12,500 shares subject to options held by Mr. Ward that are exercisable within 60 days of March 31, 2012, all of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Ward's cessation of service prior to vesting. Also includes shares held by entities affiliated with Meritech Capital Partners II L.P. See footnote 15.

(9)
Includes 275,000 shares subject to options held by Mr. Auvil that are exercisable within 60 days of March 31, 2012, of which 201,563 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Auvil's cessation of service prior to vesting.

(10)
Consists of 419,999 shares subject to options held by Mr. Chambers that are exercisable within 60 days of March 31, 2012, of which 123,854 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Chambers' cessation of service prior to vesting.

(11)
Consists of 631,514 shares subject to options held by Mr. Cooper that are exercisable within 60 days of March 31, 2012, of which 407,852 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Cooper's cessation of service prior to vesting.

(12)
Includes 331,151 shares subject to options held by Mr. Hickman-Smith that are exercisable within 60 days of March 31, 2012, of which 81,488 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Hickman-Smith's cessation of service prior to vesting.

(13)
Consists of 3,196,280 shares subject to options that are exercisable within 60 days of March 31, 2012 that are held by our directors and officers as a group, of which 1,443,573 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon the holder's cessation of service prior to vesting.

(14)
Seventh MDV Partners, L.L.C. is the general partner of MDV VII, L.P. and has sole voting and investment power over the shares. Nancy J. Schoendorf and Mr. Feiber, as managing members of Seventh MDV Partners, L.L.C., share such power. Mr. Feiber is a member of our board of directors. The address for MDV VII, L.P. is 3000 Sand Hill Road, 3-290, Menlo Park, CA 94025.

(15)
Benchmark Capital Management Co. IV, L.L.C. is the general partner of Benchmark Capital Partners IV, L.P. and has sole voting and investment power over the shares. Steven Spurlock, J. William Gurley, Alexandre Balkanski, Robert Kagle, Bruce Dunlevie and Mr. Harvey, as managing members of Benchmark Capital Management Co. IV, L.L.C., share such power. Mr. Harvey is a member of our board of directors. The address for Benchmark Capital Partners IV, L.P. is 2480 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(16)
Consists of 3,020,732 shares held by Meritech Capital Partners II, L.P. (MCP), 77,726 shares held by Meritech Capital Affiliates II, L.P. (MCA), and 23,099 shares held by MCP Entrepreneur Partners II, L.P. (MCP ENT). Meritech Capital Associates II, L.L.C. is the general partner of MCP, MCA and MCP ENT. Meritech Management Associates II, L.L.C. is the managing member of Meritech Capital Associates II, L.L.C. Paul Madera and Michael Gordon are the managing members of Meritech Management Associates II, L.L.C. and as such share voting and investment power over the shares. Mr. Ward, who is a member of our board of directors, is a member of Meritech Management Associates II, L.L.C. but is not deemed to share such power. The address for entities affiliated with MCP is 245 Lytton Avenue, Suite 350, Palo Alto, CA 94301.

(17)
Consists of 1,015 shares held by DAG Ventures GP Fund III, LLC (DAG GP), 96,879 shares held by DAG Ventures III, L.P. (DAG III), 1,029,925 shares held by DAG Ventures III-QP, L.P. (DAG III-QP), and 281,955 shares held by DAG Ventures I-N, LLC (DAG I-N). DAG Ventures Management III, LLC is the general partner of DAG III and DAG III-QP, and the manager of DAG GP, and has sole voting and investment power over the shares. R. Thomas Goodrich and John Cadeddu, as managing members of DAG Ventures Management III, LLC, share such power. DAG Ventures Management, LLC is the manager of DAG I-N and has sole voting and investment power over the shares. John Duff, Jr., R. Thomas Goodrich and John Cadeddu, as managing members of DAG Ventures Management, LLC, share such power. The address for entities affiliated with DAG GP is 251 Lytton Avenue, Palo Alto, CA 94301.

(18)
Consists of 172,449 shares held by RRE Ventures Fund III, L.P. (RRE), 78,916 shares held by RRE Ventures III, L.P. (RRE III), and 2,079,490 shares held by RRE Ventures III-A, L.P. (RRE III-A). RRE Ventures GP III LLC is the general partner of RRE, RRE III and RRE III-A and has sole voting and investment power over the shares. Andrew Zalasin, as managing member of RRE Ventures GP III LLC, shares such power. The address for entities affiliated with RRE is 130 East 59th Street, 17th Floor, New York, NY 10022.

(19)
1319318 Ontario Limited is the sole stockholder of 1413780 Ontario Inc. McLean Watson Capital Inc., as the sole member of 1319318 Ontario Limited, has sole voting and investment power over the shares owned by 1413780 Ontario Inc. John F. Eckert and Loudon F. Owen, as the sole stockholders of McLean Watson Capital Inc., share such power. The address for 1413780 Ontario Inc. is 1 First Canadian Place, Suite 2510, Toronto, Ontario, Canada, M5X1A4.

(20)
Ventures West 8 Management Ltd. (VW8M) is the general partner of Ventures West 8 Limited Partnership (VW8LP). Ventures West Capital Ltd. (VWC) is the sole shareholder of VW8M and has sole voting and investment power over the shares owned by VW8LP. Howard Riback, Edward Anderson, Kenneth Galbraith, David Berkowitz and Samuel Znamer, as directors and common shareholders of VWC, share such power. The address for VW8LP is #400-999 W. Hasting Street, Vancouver, BC, Canada, V6C2W2.

(21)
Consists of 107,620 shares held by the Chen Family Trust, of which Paul Chen is the Sole Trustee and 2,553 shares held by Aloha III Corp., of which Paul Chen is the sole director and shareholder. The address for the entities affiliated with Paul Chen is 650 Cranleigh Crt, Mississauga, Ontario, Canada, L5H4M5.

(22)
Consists of 38,181 shares held by Lighthouse Capital Partners IV, L.P. (LIV) and 38,181 shares held by Lighthouse Capital V, L.P. (LV). Lighthouse Management Partners IV, L.L.C. is the general partner of LIV and has sole voting and investment power over the shares owned by LIV. Richard Stubblefield, Gwill York and Ned Hazen, as managing members of Lighthouse Management Partners IV, L.L.C., share such power. Lighthouse Management Partners V, L.L.C. is the general partner of LV and has sole voting and investment power over the shares owned by LV. Richard Stubblefield, Gwill York, Ned Hazen and Anurag Chandra, as managing members of Lighthouse Management Partners V, L.L.C., share such power. The address for the entities affiliated with LIV is 300 Drake's Landing Road, Suite 210, Greenbrae, CA 94904.

(23)
Labrador Management IV LLC is the general partner of Labrador Ventures IV, L.P. and has sole voting and investment power over the shares owned by Labrador Ventures IV, L.P. Larry Kubal and Stuart Davidson, as the managing members of Labrador Management IV LLC share such power. The address of Labrador Ventures IV, L.P. is 101 University Avenue, 4th Floor, Palo Alto, CA 94301.

(24)
Robert Molke, as the managing member of Dominion Capital Management, LLC, has sole voting and investment power over the shares of the shares owned by Dominion Capital Management, LLC. The address of Dominion Capital Management, LLC is 311 California St. #420, San Francisco, CA 94104.

(25)
The address for Praising Gaw is 2087 Lakeshore Blvd West, #1405, Toronto, Ontario, Canada, M8V4G3.

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of this offering and the filing of our restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

        Pursuant to the provisions of our certificate of incorporation, holders of more than 66 2/3% of our outstanding convertible preferred stock have elected to automatically convert all of the outstanding convertible preferred stock into common stock, with such conversion to be effective immediately prior to the completion of this offering. Assuming the conversion of all outstanding shares of our preferred stock into shares of our common stock, which will occur immediately prior to the completion of this offering, as of December 31, 2011, there were 24,527,817 shares of our common stock outstanding, held by 245 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

  Dividend Rights

        Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See "Dividend Policy" above.

  Voting Rights

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

  No Preemptive or Similar Rights

        Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

  Right to Receive Liquidation Distributions

        Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

        Pursuant to the provisions of our certificate of incorporation, holders of more than 66 2/3% of our outstanding convertible preferred stock have elected to automatically convert all of the outstanding convertible preferred stock into common stock, with such conversion to be effective immediately prior to the completion of this offering. As a result, each currently outstanding share of preferred stock will be converted into common stock. All series of preferred stock will convert at a ratio of 0.5 shares of common stock for each share of preferred stock, except for the Series D preferred stock, which will convert at a ratio of 0.625 shares of common stock for each share of Series D preferred stock and Series E preferred stock, which will convert at a ratio of 0.502315 shares of common stock for each share of Series E preferred stock.

        Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

        As of December 31, 2011, we had outstanding options to purchase an aggregate of 10,705,300 shares of our common stock, with a weighted-average exercise price of $3.83.

Warrant

        As of December 31, 2011, we had outstanding one warrant to purchase 2,187 shares of our common stock with an exercise price of $0.30 per share.

RSUs

        As of December 31, 2011 we had outstanding RSUs covering 22,561 shares of our common stock.

Registration Rights

        Pursuant to the terms of our fourth amended and restated investors' rights agreement, immediately following this offering, the holders of approximately 20,270,985 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

  Demand Registration Rights

        The holders of at least 50% of the then-outstanding shares having registration rights may make a written request to us for the registration of the offer and sale of all or part of the shares having registration rights or registrable securities. The holders of at least 25% of the then-outstanding shares may make the same request at any time after six months after the effective date of our first registration statement, if the amount of registrable securities to be registered has an aggregate market value of at least $10.0 million. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 90 days in a 12-month period if our board of directors determines that the filing would be seriously detrimental to us and our stockholders.

  Piggyback Registration Rights

        If we register any of our securities for public sale, holders of shares having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to sales of shares of participants in one of our stock plans or a registration relating to a corporate reorganization. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine in good faith that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, the number of shares to be registered by these holders cannot be reduced below 25% of the total shares covered by the registration statement.

  Form S-3 Registration Rights

        The holders of then-outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2.0 million. The stockholders may only require us to effect two registration statements on Form S-3 in a 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than twice during any 12-month period for a total cumulative period of not more than 90 days if our board of directors determines that the filing would be detrimental to us and our stockholders.

  Expenses of Registration Rights

        We generally will pay all expenses, other than underwriting discounts and commissions and the reasonable fees and disbursements of one counsel for the selling stockholders, incurred in connection with the registrations described above.

  Expiration of Registration Rights

        The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of the fifth anniversary of the closing of this offering or when that holder can sell all of its registrable securities without restriction under Rule 144 of the Securities Act.

Anti-Takeover Provisions

        The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

  Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

  •
  Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  The interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  At or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

  Restated Certificate of Incorporation and Restated Bylaw Provisions

        Our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

  •
  Board of Directors Vacancies.  Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

  •
  Classified Board.  Our restated certificate of incorporation and restated bylaws will provide that our board is classified into three classes of directors, each with staggered three year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See "Management—Board of Directors Composition."

  •
  Stockholder Action; Special Meetings of Stockholders.  Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our restated bylaws further will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

  •
  Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder's notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

  •
  No Cumulative Voting.  The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.

  •
  Directors Removed Only for Cause.  Our restated certificate of incorporation will provide that stockholders may remove directors only for cause.

  •
  Amendment of Charter Provisions.  Any amendment of the above expected provisions in our restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock.

  •
  Issuance of Undesignated Preferred Stock.  Our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

  •
  Choice of Forum.  Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Listing

        We have applied to list our common stock on the NASDAQ Global Market under the symbol "PFPT."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent's address is 250 Royall Street, Canton, Massachusetts 02021. Our shares of common stock will be issued in uncertificated form only, subject to limited circumstances.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

        Upon the closing of this offering, we will have a total of 30,887,851 shares of our common stock outstanding, based on the 25,887,851 shares of our capital stock outstanding as of March 31, 2012. Of these outstanding shares, all of the 5,000,000 shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

        The remaining outstanding shares of our common stock will be deemed "restricted securities" as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our investors' rights agreement described above under "Description of Capital Stock—Registration Rights," subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of March 31, 2012, shares will be available for sale in the public market as follows:

  •
  Beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market;

  •
  Beginning 181 days after the date of this prospectus, subject to possible extension as described in "Underwriting" below, 23,624,766 additional shares will become eligible for sale in the public market, of which 16,751,547 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

  •
  The remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up/Market Standoff Agreements

        All of our directors and officers and substantially all of our security holders are subject to lock-up agreements or market standoff provisions that, subject to exceptions described in the section entitled "Underwriting" below, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options to acquire shares of our common stock or any security or instrument related to this common stock, option or warrant, or entering into any swap, hedge or other arrangement that transfers to another any of the economic consequences of ownership of the common stock, for a period of at least 180 days following the date of this prospectus without the prior written consent of Credit Suisse Securities

(USA) LLC and Deutsche Bank Securities Inc. See "Underwriting." The 180-day restricted period described above will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or material event related to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, unless such extension is waived, in writing by Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. However, the extension provisions described above will not be applicable upon the passage into federal law of the Jumpstart Our Business Startups Act of 2012 to the extent that such act prohibits the SEC or any national securities associations from adopting or maintaining rules requiring the foregoing extension, and FINRA confirms through its rulemaking process or otherwise that such rules are, in fact, no longer applicable to Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.

Rule 144

        In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 3,088,785 shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of

Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Stock Options

        As soon as practicable after the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and the shares of our common stock reserved for issuance under our stock plans. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.

Registration Rights

        We have granted demand, piggyback and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see "Description of Capital Stock—Registration Rights."

 CERTAIN MATERIAL U.S. FEDERAL INCOME TAX
CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to non-U.S. holders (defined below), who purchase our common stock pursuant to this offering and hold our stock as a capital asset (generally, on asset hold for investment purposes), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. Except to the limited extent below, this summary does not address tax considerations arising under estate or gift tax laws. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

  •
  persons subject to the alternative minimum tax;

  •
  tax-exempt organizations or tax-qualified retirement plans;

  •
  real estate investment trusts or regulated investment companies;

  •
  controlled foreign corporations or passive foreign investment companies;

  •
  persons who acquired our common stock as compensation for services;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

  •
  certain former citizens or long-term residents of the United States;

  •
  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code.

        In addition, if a partnership (including any other entity classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

        For purposes of this discussion, you are a non-U.S. holder if you are any holder, other than:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person for U.S. federal income tax purposes.

        If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding U.S. federal income tax consequences of the ownership of our common stock.

Distributions

        We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

        Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners' or other owners' documentation to us or our paying agent.

        Dividends received by you that are effectively connected with your conduct of a U.S. trade or business and, if required by an applicable income tax treaty, attributed to a permanent establishment in the United States, are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an applicable IRS form W-8 (generally Form W-8ECI) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits and subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends that you receive that are effectively connected with your conduct of a U.S. trade or business, subject to certain adjustments, may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

        If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

        You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

  •
  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" for U.S. federal income tax purposes (a "USRPHC"), at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the applicable period that is specified in the Code.

        If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

        Our common stock that is held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding (currently at a rate of 28%) unless you either (i) provide a correct taxpayer identification number and certify that you are not subject to backup withholding on Form W-9, or (ii) establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person and you have not provided a correct taxpayer identification number, or if we or our paying agent has received notice from the IRS that backup withholding is required.

        Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit generally may be obtained, provided that the required information is furnished to the IRS in a timely manner.

Recent Legislative Developments

        Recent legislation may begin imposing withholding at a rate of 30% on payments to certain foreign entities (including financial institutions, as specifically defined in this new legislation and certain other non-U.S. entities) of dividends on, and the gross proceeds of dispositions of, U.S. common stock, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The withholding requirements are generally scheduled to phase-in beginning on January 1, 2014. You should consult your tax advisor regarding the possible implications of this legislation on your investment in our common stock.

        THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                                    , 2012 we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
Pacific Crest Securities LLC.
First Analysis Securities Corporation.

Total	5,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We and the selling stockholders have granted to the underwriters a 30-day option to purchase up to 750,000 additional shares from us and 179,914 additional shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters proposes to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension. However, the extension provisions described above will not be applicable upon the passage into federal law of the Jumpstart Our Business Startups Act of 2012 to the extent that such act prohibits the SEC or any national securities associations from adopting or maintaining rules requiring the foregoing extension, and FINRA confirms through its rulemaking process or otherwise that such rules are, in fact, no longer applicable to the representatives.

        Our officers and directors and holders of substantially all of our outstanding stock and options have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the 'lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension. However, the extension provisions described above will not be applicable upon the passage into federal law of the Jumpstart Our Business Startups Act of 2012 to the extent that such act prohibits the SEC or any national securities associations from adopting or maintaining rules requiring the foregoing extension, and FINRA confirms through its rulemaking process or otherwise that such rules are, in fact, no longer applicable to the representatives.

        The restrictions described in the two immediately preceding paragraphs shall not apply to:

  •
  transactions by a director, officer or stockholder relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

  •
  the sale of shares of common stock pursuant to the underwriting agreement;

  •
  the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of and as described in this prospectus;

  •
  transfers of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock by a director, officer or stockholder (i) as a bona fide gift, or gifts, (ii) to a family member or trust, or (iii) to affiliates of the director, officer or stockholder, and if such stockholder is an entity, including limited partners, members or stockholders, provided that it shall be a condition of the transfer that each transferee agrees to be bound in writing by the terms of the "lock-up" prior to such transfer, such transfer shall not involve a disposition for value and no filing under Section 13 or 16 of the Exchange Act shall be required or shall be made voluntarily during the 180-day restricted period;

  •
  the exercise of options granted under our 2002 Stock Option/Stock Issuance Plan or 2012 Equity Incentive Plan or warrants outstanding on the date of this prospectus, in each case by a director, officer or stockholder, provided that no filing under Section 16(a) of the Exchange Act reporting the disposition of shares of common stock or any other reduction in the beneficial ownership of shares is required or voluntarily made in connection with these transactions during this 180-day restricted period;

  •
  the issuance or grant by us of shares, or options to purchase shares of, common stock pursuant to our stock plans described in this prospectus, provided that the recipient of such services or options shall sign and deliver a copy of the lock-up agreement to the extent such shares or options become vested within 180 days after the date of this prospectus;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 180-day restricted period and that no public filing or other public announcement of such plan by us or such holders regarding the establishment of such plan is not required to be or voluntarily made during this 180-day restricted period;

  •
  the filing by us of a registration statement on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee benefit plan described in this prospectus; and

  •
  the issuance by us of shares of common stock in an aggregate amount equal to 5% of our outstanding capital stock on the date of this prospectus in connection with acquisitions of businesses, assets or technologies.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on the NASDAQ Global Market, under the symbol "PFPT."

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

        From time to time, the underwriters may perform investment banking and advisory services for us for which they may receive customary fees and expenses.

        In the ordinary course of business, we have, and may in the future, sell solutions or services to one or more of the underwriters in arms length transactions on market competitive terms.

        The shares of common stock are offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

        Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares of common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the shares of common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders, and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of

Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:

          (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

          (c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

          (d)   in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

        Each of the underwriters severally represents, warrants and agrees as follows:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

          (b)   it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

 NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta, British Columbia and Manitoba on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106—Prospectus and Registration Exemptions,

  •
  the purchaser is a "Canadian permitted client" as defined in National Instrument 31-103—Registration Requirements and Exemptions, or as otherwise interpreted and applied by the Canadian Securities Administrators,

  •
  where required by law, the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the common stock to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or on (416) 593-3684.

Rights of Action—Ontario Purchasers

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the Selling Stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the Selling Stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the Selling Stockholders will have no liability. In the case of an action for damages, we and the Selling Stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the Selling Stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

 LEGAL MATTERS

        The validity of our common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, Mountain View, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

EXPERTS

        The financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed for the complete contents of that contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. A copy of the registration statement, including the exhibits and the consolidated financial statements and related notes filed as a part of the registration statement, may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

        As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Proofpoint, Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, convertible preferred stock and stockholders' deficit and cash flows present fairly, in all material respects, the financial position of Proofpoint, Inc. and its subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 of the financial statements, the Company changed the manner in which it accounts for revenue recognition related to multiple element arrangements in 2011.

/s/ PricewaterhouseCoopers LLP
San Jose, California

February 29, 2012, except for the section titled "Reverse Stock Split" of Note 1, as to which the date is April 2, 2012

The accompanying notes are an integral part of these consolidated financial statements.

Proofpoint, Inc.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	At December 31,		Pro forma Stockholders' Deficit At December 31, 2011
	2010	2011
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$12,087	$9,767
Short-term investments	660	2,947
Accounts receivable, net of allowance for doubtful accounts of $257 and $233 at December 2010 and 2011	12,885	15,789
Inventory	585	729
Deferred product costs, current	3,360	1,803
Prepaid expenses and other current assets	1,748	2,556

Total current assets	31,325	33,591
Property and equipment, net	4,630	7,353
Deferred product costs, noncurrent	2,209	987
Goodwill	15,932	18,557
Intangible assets, net	7,797	6,189
Other noncurrent assets	459	1,275

Total assets	$62,352	$67,952

Liabilities, Convertible Preferred Stock and Stockholders' Deficit
Current liabilities
Accounts payable	$2,508	$3,504
Accrued liabilities	8,990	10,061
Notes payable and lease obligations	208	467
Deferred rent	70	517
Deferred revenue	39,409	52,836

Total current liabilities	51,185	67,385
Notes payable and lease obligations, noncurrent	56	4,514
Other long term liabilities, noncurrent	—	85
Deferred revenue, noncurrent	29,692	23,404

Total liabilities	80,933	95,388

Commitments and contingencies (Note 7)
Convertible preferred stock (Note 9), $0.0001 par value—39,424 shares authorized at December 31, 2010 and 2011; 38,893 and 38,942 shares issued and outstanding at December 31, 2010 and 2011, respectively, net of issuance costs (liquidation preference of $110,275 and $110,338 at December 31, 2010 and 2011, respectively), no shares issued and outstanding, pro forma (unaudited)	109,820	109,911	$—

Stockholders' deficit
Common stock, $0.0001 par value—70,000 and 71,400 shares authorized at December 31, 2010 and 2011, respectively; 3,829 and 4,961 shares outstanding at December 31, 2010 and 2011, respectively; 71,400 shares authorized, 24,528 shares issued and outstanding, pro forma (unaudited)	1	1	5
Additional paid-in capital	13,575	24,773	134,680
Accumulated other comprehensive loss	—	(3)	(3)
Accumulated deficit	(141,977)	(162,118)	(162,118)

Total stockholders' deficit	(128,401)	(137,347)	$(27,436)

Total liabilities, convertible preferred stock, and stockholders' deficit	$62,352	$67,952

The accompanying notes are an integral part of these consolidated financial statements.

Proofpoint, Inc.
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year Ended December 31,
	2009	2010	2011
Revenue:
Subscription	$42,135	$57,657	$73,896
Hardware and services	6,393	7,133	7,942

Total revenue	48,528	64,790	81,838
Cost of revenue:(1)(2)
Subscription	19,150	24,523	24,193
Hardware and services	3,309	4,082	5,537

Total cost of revenue	22,459	28,605	29,730

Gross profit	26,069	36,185	52,108
Operating expense:(1)(2)
Research and development	11,831	17,583	19,779
Sales and marketing	27,883	31,161	42,676
General and administrative	5,678	7,465	9,237

Total operating expense	45,392	56,209	71,692

Operating loss	(19,323)	(20,024)	(19,584)
Interest income (expense), net	87	(340)	(300)
Other income (expense), net	(269)	(258)	113

Loss before provision for income taxes	(19,505)	(20,622)	(19,771)
Provision for income taxes	(233)	(243)	(370)

Net loss	$(19,738)	$(20,865)	$(20,141)

Net loss per share, basic and diluted	$(6.14)	$(5.84)	$(5.03)

Weighted average shares outstanding, basic and diluted	3,212	3,575	4,005

Pro forma net loss per share, basic and diluted (unaudited)			$(0.86)

Weighted average pro forma shares, basic and diluted (unaudited)			23,572

(1) Includes stock-based compensation expense as follows:
Cost of subscription revenue	$275	$357	$366
Cost of hardware and services revenue	11	17	29
Research and development	848	1,010	1,247
Sales and marketing	1,030	1,113	1,976
General and administrative	732	868	930
(2) Includes intangible amortization expense as follows:
Cost of subscription revenue	$3,371	$3,745	$3,772
Research and development	—	—	1
Sales and marketing	408	637	769

The accompanying notes are an integral part of these consolidated financial statements.

Proofpoint, Inc.

Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders' Deficit

(in thousands)

	Convertible Preferred Stock
			Common Stock				Accumulated Other Comprehensive Income (Loss)
					Additional Paid-In Capital	Deferred Stock-Based Compensation		Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2008	37,486	$102,380	3,139	$1	$5,868	$(3)	$1	$(101,374)	$(95,507)
Net loss	—	—	—	—	—	—	—	(19,738)	(19,738)
Unrealized gain (loss) on short-term investments	—	—	—	—	—	—	(2)	—	(2)

Comprehensive loss									(19,740)

Issuance of Series F preferred stock for cash, net of issuance costs of $38	940	4,962	—	—	—	—	—	—	—
Issuance of Series F preferred stock as part of the consideration for acquisitions	187	1,000	—	—	—	—	—	—	—
Repurchase of Series F preferred stock	(2)	(13)	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	2,893	3	—	—	2,896
Stock options exercised	—	—	160	—	184	—	—	—	184
Vesting of early exercise options	—	—		—	25	—	—	—	25

Balances at December 31, 2009	38,611	108,329	3,299	1	8,970	—	(1)	(121,112)	(112,142)
Net loss	—	—	—	—	—	—	—	(20,865)	(20,865)
Unrealized gain (loss) on short-term investments	—	—	—	—	—	—	1		1

Comprehensive loss									(20,864)

Issuance of Series F preferred stock for cash, net of issuance costs of $9	282	1,491	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	3,365	—	—	—	3,365
Stock options exercised	—	—	530	—	1,231	—	—	—	1,231
Vesting of early exercise options	—	—	—	—	9	—	—	—	9

Balances at December 31, 2010	38,893	109,820	3,829	1	13,575	—	—	(141,977)	(128,401)
Net loss	—	—	—	—	—	—	—	(20,141)	(20,141)
Unrealized gain (loss) on short-term investments	—	—	—	—	—	—	(3)	—	(3)

Comprehensive loss									(20,144)

Issuance of Series B preferred stock upon net exercise of warrants	49	91	—	—	—	—	—	—	—
Issuance of common stock as part of the consideration for acquisitions	—	—	677	—	5,406	—	—	—	5,406
Fair value of vested restricted stock units assumed in connection with acquisition	—	—	—	—	58	—	—	—	58
Stock-based compensation expense	—	—	—	—	4,548	—	—	—	4,548
Stock options exercised	—	—	456	—	1,178	—	—	—	1,178
Repurchase of stock options	—	—	(1)	—	(4)	—	—	—	(4)
Vesting of early exercise options	—	—		—	12	—	—	—	12

Balances at December 31, 2011	38,942	$109,911	4,961	$1	$24,773	$—	$(3)	$(162,118)	$(137,347)

The accompanying notes are an integral part of these consolidated financial statements.

Proofpoint, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2009	2010	2011
Cash flows from operating activities
Net loss	$(19,738)	$(20,865)	$(20,141)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	6,791	7,643	7,684
Gain (loss) on disposal of property and equipment	12	(11)	—
Provision for allowance for doubtful accounts	318	44	8
Stock issued for services	—	29	—
Stock-based compensation	2,896	3,365	4,548
Change in fair value of warrant liability	—	73	(66)
Change in fair value of contingent earn-outs	—	297	208
Changes in assets and liabilities, net of effect of acquisitions:
Accounts receivable	(698)	(3,116)	(2,702)
Inventory	522	348	(144)
Deferred products costs	(384)	1,610	2,779
Prepaid expenses and other current assets	178	(250)	(778)
Noncurrent assets	(56)	(43)	168
Accounts payable	(1,666)	1,001	300
Accrued liabilities	(1,468)	1,759	722
Earn-out payment(1)	—	(220)	(285)
Deferred rent	(28)	(10)	447
Deferred revenue	9,614	11,755	7,084

Net cash provided by (used in) operating activities	(3,707)	3,409	(168)

Cash flows from investing activities
Proceeds from sales and maturities of short-term investments	14,799	5,149	2,791
Purchase of short-term investments	(10,824)	(1,418)	(5,080)
Purchase of property and equipment, net	(2,492)	(3,425)	(4,930)
Acquisitions of business (net of cash acquired)	(6,615)	—	(134)

Net cash provided by (used in) investing activities	(5,132)	306	(7,353)

Cash flows from financing activities
Proceeds from issuance of common stock, net of repurchases	209	1,211	1,199
Proceeds from issuance of convertible preferred stock, net of repurchases and issuance costs	4,949	1,491	—
Proceeds from equipment financing loans	—	—	4,925
Repayments of equipment financing loans	(380)	(477)	(208)
Earn-out payment(1)	—	(780)	(715)

Net cash provided by financing activities	4,778	1,445	5,201

Net increase (decrease) in cash and cash equivalents	(4,061)	5,160	(2,320)
Cash and cash equivalents
Beginning of period	10,988	6,927	12,087

End of period	$6,927	$12,087	$9,767

Supplemental disclosures of cash flow information
Cash paid for interest	$48	$63	$97
Cash paid for taxes	282	206	210
Supplemental disclosure of noncash investing and financing activities
Common stock issued in connection with acquisition	—	—	$5,406
Convertible preferred stock issued in connection with acquisitions	1,000	—	—
Fair value of vested restricted stock units assumed in connection with acquisition	—	—	58
Issuance of Series B preferred stock upon net exercise of warrants	—	—	91
Unpaid deferred initial public offering costs	—	—	967

(1)
The consolidated statement of cash flows for the year ended December 31, 2010 has been revised to reflect the correction of an immaterial error related to the classification of an earn-out payment in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Proofpoint, Inc.
Notes to Consolidated Financial Statements
(dollars and share amounts in thousands, except per share amounts)

1. The Company and Summary of Significant Accounting Policies

The Company

        Proofpoint, Inc. (the "Company") was incorporated in Delaware in June 2002 and is headquartered in California.

        Proofpoint is a pioneering security-as-a-service vendor that enables large and mid-sized organizations worldwide to defend, protect, archive and govern their most sensitive data. The Company's security-as-a-service platform is comprised of a number of data protection solutions, including threat protection, regulatory compliance, archiving and governance, and secure communication.

Reverse Stock Split

        On March 30, 2012, the Company's Board of Directors approved a 1-for-2 reverse stock split of the Company's common stock. The reverse stock split became effective on April 2, 2012. Upon the effectiveness of the reverse stock split, (i) every two shares of outstanding common stock was decreased to one share of common stock, (ii) the number of shares of common stock into which each outstanding option to purchase common stock is exercisable was proportionally decreased on a 1-for-2 basis, (iii) the exercise price of each outstanding option to purchase common stock was proportionately increased on a 1-for-2 basis, and (iv) the conversion ratio for each share of preferred stock outstanding was proportionately reduced on a 1-for-2 basis. All of the share numbers, share prices, and exercise prices have been retrospectively adjusted to reflect the reverse stock split.

Liquidity

        The Company has relied principally on preferred stock financings to fund its operating activities to date and at December 31, 2011, the Company had an accumulated deficit of $162,118. During the years ended December 31, 2009, 2010 and 2011 the Company incurred a net loss of $19,738, $20,865 and $20,141, respectively, and had negative cash flows from operations of $3,707, positive cash flows from operations of $3,409 and negative cash flows from operations of $168 for the years ended December 31, 2009, 2010 and 2011, respectively. Management plans to improve operating results by growing revenue while controlling costs. Management believes that its plans provide sufficient liquidity for the Company to finance its operations for at least the next 12 months from December 31, 2011. There is no assurance, however, that management will be successful with its plans or otherwise achieve its intended business objectives and that financing alternatives, if needed, will be available on terms acceptable to the Company, or at all. Failure to generate sufficient cash from operations, raise additional capital or control operating costs may require the Company to modify, delay or abandon planned expenditures and could have an impact on the Company's ability to achieve intended business objectives.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

1. The Company and Summary of Significant Accounting Policies (Continued)

Foreign Currency Remeasurement and Transactions

        The Company's sales to international customers are generally U.S. dollar-denominated. As a result, there are no significant foreign currency gains or losses related to these transactions. The functional currency for the Company's wholly-owned foreign subsidiaries is the U.S. dollar. Accordingly, the subsidiaries remeasure monetary assets and liabilities at period-end exchange rates, while nonmonetary items are remeasured at historical rates. Income and expense accounts are remeasured at the average exchange rates in effect during the year. Remeasurement adjustments are recognized in the consolidated statement of operations as transaction gains or losses within other income (expense), net, in the period of occurrence. Aggregate transaction losses included in determining net loss were $177, $187 and $8 for the years ended December 31, 2009, 2010 and 2011, respectively.

Certain Significant Risks and Uncertainties

        The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control that could have a material adverse effect on the Company's business, operating results, and financial condition. These risks include, among others: the Company's history of losses, and ability to achieve profitability in the future; highly competitive environment with large established competitors; ability to maintain high subscription renewal rates and sell additional solutions to current subscribers; ability to maintain demand for its solutions if there is significant migration of on-premise corporate email systems to the cloud or if new messaging and collaboration technologies cause a decline in the use of email; ability to protect its customers from security breaches; and potential data losses.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates and such difference may be material to the financial statements.

Cash and Cash Equivalents

        The Company considers all highly liquid instruments purchased with an original maturity date of 90 days or less from the date of purchase to be cash equivalents. Cash equivalents consist of money market funds. Cash equivalents were $8,660 and $6,850 as of December 31, 2010 and 2011, respectively.

Short-term Investments

        Short-term investments consist of readily marketable securities with remaining maturity of more than three months from the date of purchase and include commercial paper, corporate bonds, and debt securities. At December 31, 2010 and 2011, all of the Company's short-term investments were classified as available-for-sale and were carried at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive loss. Realized gains and losses are included in "other

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

1. The Company and Summary of Significant Accounting Policies (Continued)

income (expense), net." Fair value is estimated based on available market information. The cost of securities sold is based on the specific identification method.

Inventories

        Inventories are stated at lower of cost or market value, with costs computed on a first-in, first-out basis. Cost is determined using standard costs which approximate actual costs. The Company periodically reviews its inventories for excess and obsolete items and adjusts carrying costs to estimated net realizable values when they are determined to be less than cost.

        Inventories held at December 31, 2010 and 2011 consist of finished goods.

Revenue Recognition

        The Company derives its revenue primarily from two sources: (1) subscription revenue for rights related to the use of the security-as-a-service platform and (2) hardware, training and professional services revenue provided to customers related to their use of the platform. Subscription revenue is derived from a subscription-based enterprise licensing model with contract terms typically ranging from one to three years, and consist of (i) subscription fees from the licensing of the security-as-a-service platform, (ii) subscription fees for access to the on-demand elements of the platform and (iii) subscription fees for the right to access the company's customer support services.

        The Company applies the provision of ASC 985-605, "Software Revenue Recognition," and related interpretations, to all transactions involving the licensing of software, as well as related support, training, and other professional services. ASC 985-605 requires revenue earned on software arrangements involving multiple elements such as software license, support, training and other professional services to be allocated to each element based on the relative fair values of these elements. The fair value of an element must be based on vendor-specific objective evidence ("VSOE") of fair value. VSOE of fair value of each element is based on the price charged when the element is sold separately. Revenue is recognized when all of the following criteria are met as set forth in ASC 985-605:

  •
  Persuasive evidence of an arrangement exists,

  •
  Delivery has occurred,

  •
  The fee is fixed or determinable, and

  •
  Collectability is probable.

        The Company has analyzed all of the elements included in its multiple element arrangements and has determined that it does not have sufficient VSOE of fair value to allocate revenue to its subscription and software license agreements, support, training, and professional services. The Company defers all revenue under the software arrangement until the commencement of the subscription services and any associated professional services. Once the subscription services and the associated professional services have commenced, the entire fee from the arrangement is recognized ratably over the remaining period of the arrangement. If the professional services are essential to the functionality of the subscription, then the revenue recognition does not commence until such services are completed.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

1. The Company and Summary of Significant Accounting Policies (Continued)

        In the consolidated statement of operations, revenue is categorized as "subscription" and "hardware and services." Although the Company is unable to separate its multiple elements under the applicable revenue recognition guidance since it does not have sufficient VSOE of fair value for revenue recognition purposes, the Company has used a systematic and rational estimate to classify revenue between "subscription" and "hardware and services." For presentation purposes only, the Company allocates revenue to hardware and services based upon management's best estimate of fair value of such deliverables using a cost plus model. The remaining consideration of the arrangement is then allocated to subscription services. Management believes that this methodology provides a reasonable basis to allocate revenue between subscription and hardware and services for presentation purposes.

        The hosted on-demand service agreements do not provide customers with the right to take possession of the software supporting the hosted service. The Company recognizes revenue from its hosted on-demand services in accordance with ASC 605-20, and as such recognizes revenue when the following criteria are met:

  •
  Persuasive evidence of an arrangement exists,

  •
  Delivery of the Company's obligations to its customers has occurred,

  •
  Collection of the fees is probable, and

  •
  The amount of fees to be paid by the customer is fixed or determinable.

        In October 2009, the FASB amended the accounting guidance for multiple element arrangements ("ASU 2009-13") to:

  •
  Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the arrangement consideration should be allocated among its elements;

  •
  Require an entity to allocate revenue in an arrangement that has separate units of accounting using best estimated selling price ("BESP") of deliverables if a vendor does not have VSOE of fair value or third-party evidence of selling price ("TPE"), and

  •
  Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method to the separate unit of accounting.

        Concurrently, the FASB amended the accounting guidance for revenue recognition ("ASU 2009-14") to exclude hardware appliances containing software components and hardware components that function together to deliver the hardware appliance's essential functionality from the scope of the software revenue recognition guidance of ASC 985-605.

        The Company elected to adopt this new guidance in the first quarter of fiscal 2011 for new and materially modified revenue arrangements originating after January 1, 2011.

        Prior to the adoption of ASU 2009-14, revenue derived from hardware appliance sales were recognized based on the software revenue recognition guidance. The Company could not establish VSOE of fair value for the undelivered elements in the arrangement, and therefore the entire fee from the arrangement was recognized ratably over the contractual term of the agreement. In addition, the

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

1. The Company and Summary of Significant Accounting Policies (Continued)

Company was unable to establish VSOE of fair value of its hosted on-demand service agreements, and therefore the entire fee for the agreement was recognized ratably over the contractual term of the agreement.

        As a result of the adoption of this accounting guidance, revenue derived from our subscription services and hardware appliance sales are no longer subject to industry-specific software revenue recognition guidance. For all arrangements within the scope of these new accounting pronouncements, including the Company's hosted on-demand services, the Company evaluates each element in a multiple element arrangement to determine whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when the delivered item has standalone value and delivery of the undelivered element is probable and within the Company's control. Revenue derived from the licensing of the security-as-a-service platform continues to be accounted for in accordance with the industry specific revenue recognition guidance.

        Hardware appliance revenue is recognized upon shipment. Subscription and support revenue are recognized over the contract period commencing on the start date of the contract. Professional services and training, when sold with hardware appliances or subscription and support services, are accounted for separately when those services have standalone value. In determining whether professional services and training services can be accounted for separately from subscription and support services, the Company considers the following factors: availability of the services from other vendors, the nature of the services, and the dependence of the subscription services on the customer's decision to buy the professional services. If professional services and training do not qualify for separate accounting, the Company recognizes the professional services and training ratably over the contract term of the subscription services.

        Delivery generally occurs when the hardware appliance is delivered to a common carrier freight on board shipping point by the Company or the hosted service has been activated and communicated to the customer accordingly. The Company's fees are typically considered to be fixed or determinable at the inception of an arrangement and are negotiated at the outset of an arrangement, generally based on specific products and quantities to be delivered. In the event payment terms are provided that differ significantly from its standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized as the fees become paid.

        The Company assesses collectability based on a number of factors, including credit worthiness of the customer and past transaction history of the customer. Through December 31, 2011, the Company has not experienced significant credit losses.

        Revenue as reported and pro forma revenue that would have been reported during the year ended December 31, 2011, had the Company not adopted the new guidance is shown in the following table (in thousands):

	As Reported	Pro Forma Basis (as if previous guidance was in effect)
Total revenue	$81,838	$79,546

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

1. The Company and Summary of Significant Accounting Policies (Continued)

Deferred Revenue

        Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from the sale of the Company's subscription fees, and training and professional services. Once the revenue recognition criteria are met, this revenue is recognized ratably over the term of the associated contract, which typically ranges from 12 to 36 months.

Deferred Product Costs

        Deferred product costs are the incremental costs that are directly associated with each noncancelable customer contract or hosting agreement and primarily consist of cost of appliances and royalty payments made to third parties, from whom the Company has obtained licenses to integrate certain software into its products. The costs are deferred and amortized over the noncancelable term of the related customer contract or hosting agreement, which typically range from 12 to 36 months.

Software Development Costs

        We capitalize certain software development costs, including the costs to develop new software solutions or significant enhancements to existing solutions, which are developed or obtained for internal use. We capitalize software development costs when application development begins, it is probable that the project will be completed, and the software will be used as intended. Such capitalized costs are amortized on a straight-line basis over the estimated useful life of the related asset, which is generally two years. Costs associated with preliminary project stage activities, training, maintenance and all post implementation stage activities are expensed as incurred.

        Software development costs related to software services to be sold are capitalized when technological feasibility has been established. Amortization of capitalized software development costs will begin as each product is available for general release to customers. Amortization will be computed on an individual solution basis for those solutions available for market and will be recognized based on the solution's economic life. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technology feasibility. Costs associated with the development work between technological feasibility and the general availability has not been material and as such we have not capitalized any development costs to date.

Property and Equipment

        Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related asset, which is generally one to three years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful life of the asset or improvement. Cost of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. When property and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is included in the other income (expense), net, in the consolidated statement of operations during the period.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

1. The Company and Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

        In accordance with ASC 360, "Property, Plant, and Equipment," the Company evaluates long-lived assets, such as property and equipment, including intangible assets other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No assets were determined to be impaired to date.

Advertising and Promotion Costs

        Expenses related to advertising and promotion of solutions is charged to sales and marketing expense as incurred. The Company did not incur any significant advertising and promotion expenses during the years ended December 31, 2009, 2010 and 2011, respectively.

Goodwill and Intangible Assets

        Goodwill represents the excess of the purchase price of the acquired enterprise over the fair value of identifiable assets acquired and liabilities assumed. The Company applies ASC 350, "Intangibles—Goodwill and Other," and performs an annual goodwill impairment test during the fourth quarter of the Company's fiscal year and more frequently if an event or circumstance indicates that an impairment may have occurred. For the purposes of impairment testing, the Company has determined that it has one reporting unit. A two-step impairment test of goodwill is required pursuant to ASC 350-20-35. In the first step, the fair value of the reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and further testing is not required. If the carrying value exceeds the fair value, then the second step of the impairment test is required to determine the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit, excluding goodwill, from the fair value of the reporting unit as determined in the first step. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then an impairment loss must be recorded that is equal to the difference. The identification and measurement of goodwill impairment involves the estimation of the fair value of the Company. The estimate of fair value of the Company, based on the best information available as of the date of the assessment, is subjective and requires judgment, including management assumptions about expected future revenue forecasts and discount rates. No impairment to the carrying value of goodwill was identified by the Company during the years ended December 31, 2010 and 2011.

        Intangible assets consist of developed technology, vendor relationships and customer relationships. The values assigned to intangibles are based on estimates and judgments regarding expectations for success and life cycle of solutions and technologies acquired.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

1. The Company and Summary of Significant Accounting Policies (Continued)

        Intangible assets are amortized on a straight-line basis over their estimated lives, which approximate the pattern in which the economic benefits of the intangible assets are consumed, as follows:

Developed technology	4 years
Customer relationships	4 years
Vendor relationships	4 years

Fair Value of Financial Instruments

        The carrying amounts of certain of the Company's cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short maturities. Based on borrowing rates that are available to the Company for loans with similar terms and consideration of the Company's credit risk, the carrying value of the note payable approximates its fair value. The carrying value of the preferred stock warrant liability represents its fair value. See Note 6, "Financial Instruments and Fair Value Measurements," regarding the fair values of the Company's investments and preferred stock warrant liability.

Warranty

        The Company provides limited warranties on all sales and provides for the estimated cost of the warranties at the date of sale, to the extent not already provided by its own vendors. The estimated cost of warranties has not been material to date.

Income Taxes

        The Company accounts for income taxes in accordance with authoritative guidance, which requires use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be reversed.

        The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.

        The Company has elected to use the "with and without" approach as described in ASC 740-20, "Intraperiod Tax Allocation," in determining the order in which tax attributes are utilized. As a result, the Company will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. In addition, the Company has elected to account for the impact of stock-based awards on other tax attributes, such as the research tax credit, through the consolidated statement of operations.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

1. The Company and Summary of Significant Accounting Policies (Continued)

        In July 2006, the FASB issued guidance, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with ASC 740. The guidance provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the guidance and in subsequent periods. ASC 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the guidance effective January 1, 2009, and as a result of the implementation, the Company recognized an $820 increase in its unrecognized tax benefits. There was no increase in the January 1, 2009 balance of accumulated deficit since the benefit related to attribute carryovers for which the related deferred tax assets were subject to a full valuation allowance.

        The Company recognizes interest and penalties related to uncertain tax positions within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.

Employee Benefit Plans

        The Company sponsors a 401(k) defined contribution plan covering all employees. The Company may make discretionary contributions to the 401(k). To date, no contributions have been made by the Company.

Stock-Based Compensation

        The Company accounts for stock-based compensation under ASC 718, "Compensation—Stock Compensation" using the prospective transition method prescribed for private companies. Using the prospective transition method, compensation expense recognized includes the compensation cost for all share-based payment awards granted to employees subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of ASC 718. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Stock compensation expense is recognized on a straight-line basis over the requisite service period of the award, which generally equals the vesting period.

        Under ASC 718, the Company is required to estimate potential forfeitures of stock grants and adjust compensation cost recorded accordingly. The estimate of forfeitures is computed based on historical data of employee turnover and is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates. Changes in estimated forfeitures are recognized in the period of change and will impact the amount of stock compensation expenses to be recognized in future periods.

        Stock-based compensation expense recognized is shown in the operating activities section of the consolidated statements of cash flows. In addition, ASC 718 requires the cash flows resulting from the tax benefits due to tax deductions on stock option exercises in excess of the stock-based compensation expense recognized (excess tax benefits) to be classified in the financing activities section of the consolidated statements of cash flows. During the years ended December 31, 2009, 2010 and 2011, the Company did not recognize any excess tax benefits.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

1. The Company and Summary of Significant Accounting Policies (Continued)

        The Company accounts for stock options issued to nonemployees in accordance with the provisions of ASC 505-50 using a fair-value approach. The measurement of stock-based compensation for nonemployees is subject to periodic adjustments as the options vest, and the expense is recognized over the period over which services are received.

Comprehensive Income (Loss)

        Comprehensive income (loss) includes all changes in equity that are not the result of transactions with stockholders. The Company's comprehensive income (loss) consists of its net loss and changes in unrealized gains (losses) from its available-for-sale investments.

Unaudited Pro Forma Stockholders' Deficit

        The December 31, 2011 unaudited pro forma stockholders' deficit reflects the conversion of all of the Company's outstanding preferred stock into 19,567 shares of common stock, as, pursuant to the provisions of the Company's certificate of incorporation, holders of more than 66 2/3% of the Company's outstanding convertible preferred stock have elected to automatically convert all of the outstanding convertible preferred stock into common stock, with such conversion to be effective immediately prior to the completion of the initial offering public offering contemplated in this prospectus.

Recent Accounting Pronouncements

        In June 2011, the FASB issued amended guidance on the presentation of the Statement of Comprehensive Income. The amended guidance eliminates the current option to report other comprehensive income and its components of other comprehensive income as part of the statement of changes in stockholders' equity. In addition, it gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The requirement to present reclassification adjustments out of accumulated other comprehensive income on the face of the consolidated statement of income has been deferred. This guidance will be effective for reporting periods beginning after December 15, 2011 and will be applied retrospectively. We do not expect that this guidance will have an impact on our financial position, results of operations or cash flows, but will impact our financial statement presentation.

        In September 2011, the Financial Accounting Standards Board (the "FASB") issued amended guidance relating to the goodwill impairment test. The guidance allows an entity an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, an entity no longer would be required to calculate the fair value of a reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The guidance also includes examples of the types of events and circumstances to consider in conducting the qualitative assessment. The guidance will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We are currently evaluating the impact of this amended guidance on our consolidated financial statements.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

2. Acquisitions

Fortiva, Inc.

        On June 20, 2008, the Company entered into a Share Purchase Agreement (the "Fortiva Agreement") with Fortiva, Inc. ("Fortiva"), an Ontario, Canada corporation, by which the Company acquired 100% of the outstanding shares of Fortiva.

        Under the terms of the Fortiva Agreement, the acquisition was closed in exchange for cash payment of $5,460, cash settlement of Fortiva's outstanding debt for $1,267, issuance to the former shareholders of Fortiva of 3,100 shares of Series F preferred stock at its fair value of $16,492 ($5.32 per share). The purchase consideration also included the acquisition related costs of $1,031. The results of Fortiva's operations have been included in the consolidated financial statements since the acquisition date.

        The Company acquired Fortiva to provide the Company with a number of benefits, including acquiring technology and adding meaningful scale to its existing business in the United States and providing exposure into the Canadian market. The total purchase price recorded was as follows:

Cash paid	$5,460
Series F preferred stock (3,100 shares)	16,492
Cash paid to settle Fortiva's debt	1,267
Transaction fees and expenses	1,031

$24,250

        The acquisition was accounted for as a purchase business combination. The Company allocated the purchase price to tangible assets acquired, liabilities assumed and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The goodwill is not deductible for tax purposes. The following table summarizes the allocation of the purchase price and the estimated useful lives of the identifiable intangible assets acquired as of the date of the acquisition:

	Estimated Fair Value	Estimated Useful Life
Tangible assets acquired	$3,383
Liabilities assumed	(1,847)
Developed technology	12,367	4 years
Customer relationships	1,342	4 years
Goodwill	9,005	Indefinite

	$24,250

Secure Data in Motion, Inc.

        On August 4, 2008, the Company entered into an Asset Purchase Agreement (the "Sigaba Agreement") with Secure Data in Motion, Inc. ("Sigaba"), a Delaware corporation, that was accounted for as a business combination.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

2. Acquisitions (Continued)

        Under the terms of the Sigaba Agreement, the Company paid total consideration of $461 for the assets. In addition, the Company agreed to pay an additional 20% of the "renewal fees," as specified in the Sigaba Agreement, actually collected by the Company from each existing Sigaba customer upon renewal up to a maximum of $150. The minimum amount due to Sigaba under the term of above agreement was $75 as of December 31, 2008, which was recorded to operating expenses in fiscal year 2008.

        The total cash consideration of $461 was allocated to goodwill.

Everyone.net, Inc.

        On October 21, 2009, the Company entered into an Agreement of Merger (the "EDN Agreement") with Everyone.net, Inc. ("EDN"), a California corporation, by which the Company acquired 100% of the outstanding shares of EDN. Under the terms of the EDN Agreement, the acquisition was closed in exchange for cash payment of $5,496, cash settlement of EDN's outstanding debts totaling $1,330, issuance of 188 shares of Series F preferred stock at its fair value of $1,000 ($5.32 per share). Additionally, the Company agreed to pay additional earn-out consideration ("earn-out") of up to $2,000 through November 2011, such earn-out being contingent upon the achievement of specified financial targets. The initial fair value of the earn-out of $1,495 was recorded as part of the purchase consideration. The change in fair value of the earn-out of $297 and $208 during the years ended December 31, 2010 and 2011, respectively, was recognized as a charge to interest income (expense), net for the year. The acquisition related costs of $559 incurred by the Company was charged to operating expense in the year ended December 31, 2009. The results of EDN's operations have been included in the consolidated financial statements since the acquisition date. During the year ended December 31, 2010, the Company paid $1,000 of earn-out to the sellers. The remaining payout of $1,000 was paid in December 2011 given that the performance criteria had been met at December 31, 2011. The Company also received $180 during the year ended December 31, 2010, in a working capital adjustment following the closing of the acquisition and such amount was recorded in the consolidated statement of operations as an offset to related expenses incurred and included in general and administrative expenses.

        The Company acquired EDN to provide the Company with a number of benefits, including adding meaningful scale to its existing business in the United States. The total purchase price was as follows:

Cash paid	$5,496
Cash paid to settle EDN's outstanding debts	1,330
Series F preferred stock (188 shares)	1,000
Earn-out (recorded at fair value)	1,495

$9,321

        The acquisition was accounted for as a purchase business combination. The Company allocated the purchase price to tangible assets acquired, liabilities assumed and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The goodwill was not deductible for tax purposes. The following table

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

2. Acquisitions (Continued)

summarizes the allocation of the purchase price and the estimated useful lives of the identifiable intangible assets acquired as of the date of the acquisition:

	Estimated Fair Value	Estimated Useful Life
Tangible assets acquired	$1,882
Liabilities assumed	(2,927)
Developed technology	2,690	4 years
Customer relationships	920	4 years
Vendor relationships	290	4 years
Goodwill	6,466	Indefinite

	$9,321

Spam and Open Relay Blocking System ("SORBS")

        On June 30, 2011, the Company entered into an asset purchase agreement (the "SORBS Agreement") with GFI Software Ltd., a British Virgin Islands corporation.

        Under the terms of the SORBS agreement, the Company paid consideration of $200 for intellectual property and fixed assets with $40 being held in escrow to secure indemnification obligations. The acquisition related costs of $29 incurred by the Company was charged to operating expenses in the year ended December 31, 2011.

        Of the total cash consideration paid, $120 was allocated to goodwill as the intellectual property purchased did not meet the criteria for purchase price allocations as set forth in ASC 805, Business Combinations, and $46 was recorded as fixed assets. The following table summarizes the allocation of the purchase price and the estimated useful lives of the identifiable intangible assets acquired as of the date of the acquisition:

	Estimated Fair Value	Estimated Useful Life
Tangible assets acquired	$46	1 year
Liabilities assumed	—
Developed technology	34	2 years
Customer relationships	—
Vendor relationships	—
Goodwill	120	Indefinite

	$200

NextPage, Inc.

        On December 23, 2011, the Company entered into an Agreement of Merger (the "NextPage Agreement") with NextPage, Inc. ("NextPage"), a Delaware corporation, by which the Company acquired 100% of the outstanding shares of NextPage. Under the terms of the NextPage Agreement, the acquisition was completed in exchange for a cash payment of $1 and the issuance of 677 shares of

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

2. Acquisitions (Continued)

the Company's common stock at its fair value of $5,406 ($7.98 per share) and the assumption of 23 restricted stock units ("RSUs") valued at $180 ($7.98 per unit). Of the 23 RSUs assumed, 14 were fully vested on the date of acquisition. The fair value of the vested RSUs of $58 were included in the purchase price consideration. The acquisition related costs of $97 incurred by the Company was charged to general and administrative expense in the year ended December 31, 2011. The results of NextPage's operations have been included in the consolidated financial statements since the acquisition date.

        The Company acquired NextPage for its file archiving and governance capabilities and will incorporate this technology into its Enterprise Governance solution. This will provide the Company additional scale to its existing business in the United States. The total purchase price was as follows:

Common stock (677 shares)	$5,406
Restricted stock units (14 shares)	58
Cash Paid	1

$5,465

        The acquisition was accounted for as a purchase business combination. The Company allocated the purchase price to tangible assets acquired, liabilities assumed and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The goodwill was not deductible for tax purposes. The following table summarizes the allocation of the purchase price and the estimated useful lives of the identifiable intangible assets acquired as of the date of the acquisition:

	Estimated Fair Value	Estimated Useful Life
Tangible assets acquired	$413
Liabilities assumed	(353)
Trade name	18	2 years
Customer relationships	146	4 years
Non-compete agreements	106	2 years
Patent	50	4 years
NextPage technology	2,580	4 years
Goodwill	2,505	Indefinite

	$5,465

  Pro Forma Financial Information (unaudited)

        The unaudited pro forma financial information in the table below summarizes the combined results of operations for the Company and companies that were acquired since the beginning of fiscal year 2009. The pro forma financial information includes the business combination accounting effects from the acquisitions including amortization charges from acquired intangible assets and the related tax effects as though the aforementioned companies were combined as of the beginning of 2009. The unaudited pro forma financial information for the years ended December 31, 2009, 2010 and 2011, as

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

2. Acquisitions (Continued)

presented below, is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of 2009.

	Year Ended December 31,
	2009	2010	2011
Revenue	$52,917	$66,026	$83,152
Net loss	(22,364)	(21,941)	(21,930)
Basic and diluted net loss per share	(6.96)	(6.14)	(5.48)

3. Concentration of Risks

        Financial instruments that potentially subject the Company to credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable.

        The Company limits its concentration of risk in cash equivalents and short-term investments by diversifying its investments among a variety of industries and issuers and by limiting the average maturity to one year or less. The Company's professional portfolio managers adhere to this investment policy as approved by the Company's Board of Directors.

        The Company's investment policy is to invest only in fixed income investments denominated and payable in U.S. dollars. Investment in obligations of the U.S. government and its agencies, money market instruments, commercial paper, certificates of deposit, bankers' acceptances, corporate bonds of U.S. companies, municipal securities and asset backed securities are allowed. The Company does not invest in auction rate securities, futures contracts, or hedging instruments.

        The Company's accounts receivables are derived from revenue earned from customers primarily located in the United States of America. The Company performs periodic evaluations of its customers' financial condition and generally does not require its customers to provide collateral or other security to support accounts receivable, and maintains an allowance for doubtful accounts. Credit losses historically have not been significant.

        No single customer accounted for more than 10% of total revenue in the years ended December 31, 2009, 2010 or 2011.

        At December 31, 2011, there were no customers that accounted for more than 10% of total accounts receivable. At December 31, 2010 the following customer accounted for more than 10% of total accounts receivable:

As of December 31,
2010
Customer A	$1,590

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

3. Concentration of Risks (Continued)

        At December 31, 2010 and 2011, the following vendor accounted for more than 10% of total accounts payable:

	As of December 31,
	2010	2011
Vendor A	$425	$506
Vendor B	$—	$355

4. Balance Sheet Components

        Allowance for doubtful accounts activity and balances are presented below:

	Balance at Beginning of Period	Additions to Costs and Expenses	Write Offs	Balance at End of Period
Year ended December 31, 2009	$159	$318	$(181)	$296
Year ended December 31, 2010	296	44	(83)	257
Year ended December 31, 2011	257	8	(32)	233

        Property and equipment at December 31, 2010 and 2011, consist of the following:

		December 31,
	Useful Life (in years)
		2010	2011
Computer equipment	2 to 3	$13,724	$18,298
Software	2	1,000	1,539
Furniture	5	48	48
Office equipment	2	316	341
Leasehold improvements	5 years or shorter of the lease term	475	539
Other	2	54	54
Construction in progress		112	559

		15,729	21,378
Less: Accumulated depreciation and amortization		(11,099)	(14,025)

		$4,630	$7,353

        Property and equipment acquired under capital leases:

	December 31,
	2010	2011
Computer equipment	$386	$386
Less: Accumulated depreciation	(220)	(371)

	$166	$15

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

4. Balance Sheet Components (Continued)

        Depreciation expense for the years ended December 31, 2009, 2010 and 2011, was approximately $3,012, $3,261, and $3,142, respectively. This included depreciation expense for assets under capital leases of $56, $164, $151 for the years ended December 31, 2009, 2010 and 2011, respectively.

        Accrued liabilities at December 31, 2010 and 2011 consisted of the following:

	December 31,
	2010	2011
Accrued compensation	$4,969	$5,909
Accrued royalties	594	355
Other	3,427	3,797

	$8,990	$10,061

5. Goodwill and Intangible Assets

        The goodwill activity and balances are presented below:

	December 31,
	2010	2011
Opening balance	$15,932	$15,932
Add: Goodwill from acquisitions	—	2,625

Closing balance	$15,932	$18,557

        The goodwill balance as of December 31, 2011 was the result of the acquisitions of Fortiva, Sigaba, EDN, SORBS and NextPage (Note 2).

Intangible Assets

        Intangible assets excluding goodwill, consisted of the following:

	December 31, 2010			December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$15,027	$(8,605)	$6,422	$17,641	$(12,378)	$5,263
Customer relationships	2,262	(1,121)	1,141	2,408	(1,685)	723
Vendor relationships	290	(86)	204	290	(290)	—
Non-compete	—	—	—	106	(1)	105
Trademark and patents	30	—	30	98	—	98

	$17,609	$(9,812)	$7,797	$20,543	$(14,354)	$6,189

        In the quarter ended March 31, 2011, the Company revised the useful life of the vendor relationship intangible asset. The Company fully depreciated this intangible asset given that it is no longer using the technology provided by this vender. Accordingly, the entire remaining balance of $0.3 million was expensed.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

5. Goodwill and Intangible Assets (Continued)

        Amortization expense of intangibles totaled $3,779, $4,382, and $4,542 during the years ended December 31, 2009, 2010 and 2011, respectively.

        Future estimated amortization costs of intangible assets as of December 31, 2011 are presented below:

2012	$3,276
2013	1,479
2014	725
2015	709

$6,189

6. Financial Instruments and Fair Value Measurements

        The cost and fair value of the Company's available-for-sale investments as of December 31, 2010 and 2011 were as follows:

	December 31, 2010
	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Certificate of deposit	$250	$—	$—	$250
Money market funds	8,660	—	—	8,660
Corporate debt securities	410	—	—	410

	$9,320	$—	$—	$9,320

Amount classified as cash and cash equivalents				$8,660
Amount classified as short-term investments				660

				$9,320

	December 31, 2011
	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Money market funds	$6,850	$—	$—	$6,850
Corporate debt securities	2,950	—	(3)	2,947

	$9,800	$—	$(3)	$9,797

Amount classified as cash and cash equivalents				$6,850
Amount classified as short-term investments				2,947

				$9,797

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

6. Financial Instruments and Fair Value Measurements (Continued)

        As of December 31, 2010 and 2011, all investments mature in less than one year. Estimated fair values for marketable securities are based on quoted market prices for the same or similar instruments.

Fair Value Measurements

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. A hierarchy for inputs used in measuring fair value has been defined to minimize the use of unobservable inputs by requiring the use of observable market data when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on active market data. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

        The fair value hierarchy prioritizes the inputs into three broad levels:

  •
  Level 1 Quoted (unadjusted) prices in active markets for identical assets or liabilities.

    The Company's Level 1 assets consist of money market funds, and a certificate of deposit.

  •
  Level 2 Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

    The Company's Level 2 assets and liabilities consist of corporate bonds and agency debt securities.

  •
  Level 3 Unobservable inputs to the valuation methodology that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

    The Company's Level 3 liabilities consist of the Series B preferred stock warrants, which were exercised during the year ended December 31, 2011.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

6. Financial Instruments and Fair Value Measurements (Continued)

        The following tables summarize, for each category of assets or liabilities, the respective fair value as of December 31, 2010 and 2011 and the classification by level of input within the fair value hierarchy.

	Balance as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash equivalents:
Money market funds	$8,660	$8,660	$—	$—
Short-term investments:
Corporate debt securities	410	—	410	—
Certificate of deposit	250	250	—	—

	$9,320	$8,910	$410	$—

	Balance as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash equivalents:
Money market funds	$6,850	$6,850	$—	$—
Short-term investments:
Corporate debt securities	2,947	—	2,947	—

	$9,797	$6,850	$2,947	$—

        The following table is a reconciliation of the preferred stock warrant liability that is measured at fair value using significant unobservable inputs (Level 3):

Balance at December 31, 2009	$83
Change in fair value recorded in other income (expense), net	74

Balance at December 31, 2010	$157
Change in fair value recorded in other income (expense), net	(66)
Preferred warrant conversion	(91)

Balance at December 31, 2011	$—

        In measuring fair value where Level 3 inputs were used, the Company measured the fair value of the preferred stock warrants liability using the Black-Scholes option pricing model. See Note 9, "Preferred Stock."

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

7. Commitments and Contingencies

Operating Leases

        The Company leases certain of its facilities under noncancelable operating leases with various expiration dates through June 2014.

        Rent expense was $1,117, $1,157 and $1,471 for the years ended December 31, 2009, 2010 and 2011, respectively.

Capital Leases

        The Company acquired capital leases as part of the EDN acquisition. The leases were secured by fixed assets primarily used in a data center. The leases have various expiration dates through October 2012. The interest rates range from 2.9% to 10.6%.

        At December 31, 2011, future annual minimum lease payments under noncancelable operating and capital leases were as follows:

	Capital Leases	Operating Leases
Year Ending December 31,
2012	$71	$3,125
2013	—	1,518
2014	—	919

Total minimum lease payments	71	5,562
Less: Amount representing interest	(15)

Present value of capital lease obligations	56
Less: Current portion	(56)

Long-term portion of capital lease obligations	$—

Contingencies

        Under the indemnification provisions of the Company's customer agreements, the Company agrees to indemnify and defend and hold harmless its customers against, among other things, infringement of any patent, trademark or copyright under any country's laws or the misappropriation of any trade secret arising from the customers' legal use of the Company's solutions. Certain indemnification provisions potentially expose the Company to losses in excess of the aggregate amount paid to the Company by the customer under the applicable customer agreement. To date, there have been no claims against the Company or its customers pursuant to these indemnification provisions.

Legal Contingencies

        From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Company's financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Company's view of these matters may

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

7. Commitments and Contingencies (Continued)

change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Company's financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

        The Company determined that subsequent to its acquisition of Fortiva, Inc., a Canadian company, (see Note 2) in August 2008, it shipped a particular hardware appliance model to a limited number of international customers that, prior to shipment, required either a one-time product review or application for an encryption registration number in lieu of such product review. The Company has made voluntary submissions to the United States Commerce Department's Bureau of Industry and Security (BIS) to report this potential violation. Based upon the results of the internal investigation completed to date, the Company does not believe that the amount of any loss incurred as a result of this matter would be material to its business, financial condition, results of operations or cash flows.

        As part of a pre-IPO due diligence review, the Company discovered a potential export violation involving the provision of web-based, email communication services through its Everyone.net service, which the Company acquired in October 2009 (see Note 2). The Company's records indicate that there were two end-users who may have, for a portion of their respective service periods, been located in Iran, a United States designated state sponsor of terrorism. The Company's internal investigation has progressed and the Company has found that the issues identified are specific to the acquired Everyone.net system, which has a separate customer database and billing system from that of Proofpoint's main businesses. The Company does not have any indication that these services were utilized by the Iranian government. The accounts of both end-users were terminated in 2010 and accounted for approximately $15 in payments to us in 2009 and $6 in payments to us in 2010. Although the Company has ceased providing the service, the Company has made voluntary submissions to OFAC to report this potential violation. Based upon the results of the internal investigation completed to date, the Company does not believe that the amount of any loss incurred as a result of this matter would be material to its business, financial condition, results of operations or cash flows.

8. Debt

Equipment Financing Loans

        The Company entered into a new equipment loan agreement with Silicon Valley Bank in April 2011 for an aggregate loan principle amount of $6,000. Interest on the advances are equal to prime rate plus 0.50%. As of December 31, 2011, the interest on the advances was 4.50%. The Company has the ability to draw down on this equipment line through April 19, 2012. Each drawn amount is due 48 months after funding. Borrowings outstanding under the equipment loan at December 31, 2011 were $4,925. Equipment financed under this loan arrangement is collateralized by the respective assets underlying the loan. The terms of the loan restrict the Company's ability to pay dividends. The loan includes a covenant that requires the Company to maintain cash and cash equivalents plus net accounts receivables of at least two times the amount of all outstanding indebtedness. As of December 31, 2011, the Company was in compliance with the financial covenant.

        The Company had a previous equipment loan arrangement with Silicon Valley Bank for $2,000. The loan bore interest at an annual rate of 8.75%. The maturity date was 36 months after the funding date. Borrowings outstanding under the equipment loan at December 31, 2011 are $0, as the loan was completely repaid and closed in June 2011. Equipment financed under this loan arrangement was

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

8. Debt (Continued)

collateralized by the respective assets underlying each specific draw down. This loan required the Company to maintain a tangible net worth greater than $18,000 and during the term of the loan, the Company was in compliance with the financial covenant.

        Interest expense for the years ended December 31, 2009, 2010 and 2011 was approximately $48, $27 and $54, respectively.

        At December 31, 2011, the repayment commitments related to the equipment loans are as follows:

Year Ending December 31,
2012	$411
2013	1,587
2014	1,661
2015	1,266
2016	—

$4,925

9. Preferred Stock

        Convertible preferred stock at December 31, 2011 is as follows:

		Shares
	Original Issue Price Per Share			Liquidation Amount	Proceeds Net of Issuance Costs
		Authorized	Outstanding
Series A	$1.00	7,400	7,400	$7,400	$7,374
Series B	1.28	7,109	7,080	9,062	8,937
Series C	2.41	8,307	8,307	20,020	19,920
Series D	3.01	665	665	2,001	1,954
Series E	3.48	5,743	5,743	20,001	19,899
Series F	5.32	10,200	9,747	51,854	34,238

		39,424	38,942	$110,338	$92,322

        In October 2009, the Company entered into an amendment to the Series F preferred stock Purchase agreement and issued 940 shares of Series F preferred stock at $5.32 per share, to an existing investor, for cash proceeds of $5,000 net of issuance costs of $38. Additionally, the Company issued 188 shares of Series F preferred stock, as part of the consideration paid for the acquisition of EDN, see Note 2.

        In May 2010, the Company entered into a second amendment to the Series F preferred stock Purchase agreement and issued 282 shares of Series F preferred stock at $5.32 per share to an existing investor, for cash proceeds of $1,500 net of issuance costs of $9.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

9. Preferred Stock (Continued)

        The preferred stock has certain rights, preferences, privileges and restrictions with respect to voting, dividends, liquidation and conversion as follows:

Voting

        Each share of the preferred stock has the same voting rights as the number of shares of common stock into which it is convertible.

Dividends

        The holders of Series A, B, C, D, E and F preferred stock are entitled to receive noncumulative dividends prior and in preference to any declaration or payment of any dividend on the common stock of the Company, at the per annum rate of $0.08, $0.1024, $0.1926, $0.2408, $0.2786 and $0.4256 per share, respectively, when and if declared by the Board of Directors. Dividends on preferred stock or common stock have never been declared by the Board of Directors.

Liquidation

        In the event of liquidation, dissolution or winding-up of the Company, either voluntary or involuntary, the holders of the preferred stock are entitled to receive, prior to and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of ownership thereof, an amount per share equal to $1.00, $1.28, $2.41, $3.01, $3.48 and $5.32 plus any declared but unpaid dividends to the holders of Series A, B, C, D, E and F preferred stock, respectively. If the assets and funds distributed among the holders of Series A, B, C, D, E and F preferred stock are insufficient to permit the payment to such holders of the full amounts, then the entire assets and funds of the Company shall be distributed ratably among the holders of Series A, B, C, D, E and F preferred stockholders. The remaining assets, if any, shall be distributed to the common stockholders. These liquidity features cause the Company's convertible preferred stock to be classified as mezzanine equity rather than as a component of stockholders' deficit.

Conversion

        Each share of Series A, B, C, D, E and F preferred stock is convertible at the option of the holder into such number of shares of common stock as is determined by dividing $1.00, $1.28, $2.41, $3.01, $3.48 and $5.32, respectively, by the conversion price applicable to such share, determined in effect on the date the certificate is surrendered for conversion. The conversion price for each share of Series A, B, C, D, E and F preferred stock was $2.00, $2.56, $4.82, $4.82, $6.94, and $10.64, respectively. Such initial conversion price shall be subject to adjustment for stock splits, reverse stock splits, stock dividends and other matters. Each share of Series A, B, C and F preferred stock is convertible into 0.5 shares of common stock. Series D preferred stock is convertible into 0.625 shares of common stock and each share of Series E preferred stock is convertible into 0.502315 shares of common stock. The shares of preferred stock are automatically converted into shares of common stock at the conversion price in effect upon the earlier of a closing of an initial public offering of common stock in which the gross proceeds exceeds $40,000 and in which the public offering price per share equals or exceeds $21.28 per share, or the date specified by the holders of 66 2/3% of the outstanding shares of the preferred stock.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

9. Preferred Stock (Continued)

Redemption

        The convertible preferred stock is not redeemable by the Company or at the option of the preferred stockholders.

Series B Preferred Stock Warrants

        In 2004, the Company issued warrants to purchase 78 shares of the Company's Series B convertible preferred stock at a price of $1.28 per share in connection with an equipment financing arrangement. Using the Black-Scholes option-pricing model, the Company determined the fair value of each warrant to be $1.07 and $2.01 as of December 31, 2009 and 2010, respectively. The fair value of the warrants was estimated using the following assumptions.

	Year Ended December 31, 2009	Year Ended December 31, 2010
Dividend yield	None	None
Expected volatility	62.0%	61.0%
Risk-free interest rate	2.6%	1.8%
Expected term (in years)	1.5	0.5

        The warrants were converted in August 2011 into 49 shares of the Company's Series B convertible preferred stock on a net settlement basis.

10. Common Stock

        The Company's Certificate of Incorporation, as amended on December 23, 2011, authorizes the Company to issue 71,400 shares of $0.0001 par value common stock. The Company had repurchased 162 and 164 shares of common stock, which had been early exercised, and were pending retirement at December 31, 2010 and 2011, respectively. Accordingly 3,991 and 5,125 shares of common stock were issued and 3,829 and 4,961 shares of common stock were outstanding at December 31, 2010 and 2011, respectively.

        A portion of the shares sold are subject to a right of repurchase by the Company subject to vesting, which is generally over a four year period from the earlier of grant date or employee hire date, as applicable, until vesting is complete. There were no repurchases of common stock during the year ended December 31, 2010. There was 1 share of common stock repurchased during the year ended December 31, 2011. At December 31, 2010 and 2011, there were 5 and 6 shares, respectively, subject to repurchase.

        The Company had, prior to 2009, granted a warrant to a service provider to purchase 2 shares of common stock in exchange for services performed. Such warrant for common stock issued by the Company is outstanding at December 31, 2011.

11. Stock Option Plans

        Under the Company's 2002 stock option plan (the "Plan"), the Company may grant options to purchase common stock or directly issue shares of common stock to employees, outside directors and

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

11. Stock Option Plans (Continued)

consultants at prices equal to the fair market value at the date of grant of options or issuance of common stock. The Company has the right to repurchase any unvested shares (at the option exercise price) of common stock issued directly or under option exercises. The right of repurchase generally expires over the vesting period.

        Under the 2002 Plan, the term of an option grant shall not exceed ten years from the date of its grant and options generally vest over a three to four-year period, with vesting on a monthly or annual interval. 14,604 shares of common stock are reserved for issuance to eligible participants, under the 2002 Plan. As of December 31, 2011, 364 shares were available for future grant.

        Stock option activity under the Plan is as follows:

	Shares subject to Options Outstanding
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance at January 1, 2009	7,005	$2.73	4.71	$6,392
Options granted	2,900	3.13
Options exercised	(160)	1.30
Options forfeited and cancelled	(1,891)	4.24

Balance at December 31, 2009	7,854	2.55	5.62	11,258
Options granted	3,315	4.57
Options exercised	(522)	2.35
Options forfeited and cancelled	(936)	3.51

Balance at December 31, 2010	9,711	3.15	6.18	21,619

Options granted	2,533	6.33
Options exercised	(456)	2.63
Options forfeited and cancelled	(1,083)	4.16

Balance at December 31, 2011	10,705	3.83	6.77	44,466

Exercisable, December 31, 2011	5,780	2.58	5.27	31,232

Vested and expected to vest, December 31, 2011	10,054	$3.70	6.64	$43,020

        The total intrinsic value of options exercised was $297, $1,337 and $1,505, for the years ended December 31, 2009, 2010 and 2011, respectively. Total cash proceeds from such option exercises were $209, $1,211 and $1,198 for the years ended December 31, 2009, 2010 and 2011, respectively.

Stock-Based Compensation

        The fair value of options granted is estimated on the grant date using the Black-Scholes option valuation model. This valuation model for stock-based compensation expense requires the Company to

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

11. Stock Option Plans (Continued)

make assumptions and judgments about the variables used in the calculation, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the common stock price, an assumed risk-free interest rate and the estimated forfeitures of unvested stock options. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period estimates are revised. No compensation cost is recorded for options that do not vest and the compensation cost from vested options, whether forfeited or not, is not reversed.

        The Board of Directors, in good faith, determine the fair market values of the Company's common stock, based on the best information available to the Board and the Company's management at the time of grant. The Company performed its analysis in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation. The procedures performed to determine the fair value of the Company's common stock was based on a probability-weighted expected return method to estimate the aggregate equity value of the Company.

        The weighted average fair value of stock options granted to employees during the years ended December 31, 2009, 2010 and 2011, was $3.13, $4.57 and $6.33, respectively. The fair values were estimated on the grant dates using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2009	2010	2011
Expected life (in years)	5.85 - 6.08	6 - 6.08	5.85 - 6.08
Volatility	62% - 65%	60% - 61%	59% - 61%
Risk-free interest rate	2% - 2.8%	1.8% - 2.8%	1.2% - 2.5%
Dividend yield	0%	0%	0%

        The estimate for expected life of options granted reflects the midpoint of the vesting term and the contractual life computed utilizing the simplified method outlined in SEC's Staff Accounting Bulletin, or SAB, No. 107, Share-Based Payment, or SAB 107. The Company does not have significant historical share option exercise experience and hence considers the expected term assumption calculated using the simplified method to be reasonable. Since the Company's stock is not publicly traded, the stock volatility assumptions represent an estimate of the historical volatilities of the common stock of a group of publicly-traded peer companies that operate in a similar industry. The estimate was determined based on the average historical volatilities of these peer companies. The risk-free interest rate used was the Federal Reserve Bank's constant maturities interest rate commensurate with the expected life of the options in effect at the time of the grant. The expected dividend yield was zero, as the Company does not anticipate paying a dividend within the relevant time frame. Expected forfeitures are estimated based on the Company's historical experience.

        The Company realized no income tax benefit from stock option exercises in each of the periods presented due to recurring losses and valuation allowances.

        As of December 31, 2011, the Company had unamortized stock-based compensation expense of $11,535 related to stock options, that will be recognized net of forfeitures over the average remaining vesting term of the options of 2.95 years.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

11. Stock Option Plans (Continued)

Stock Reserved for Issuance

        As of December 31, 2010 and 2011, the Company has reserved common stock for issuance of the following:

	As of December 31,
	2010	2011
Conversion of outstanding preferred stock	39,086	39,134
Exercise of common stock options	9,711	10,705

	48,797	49,839

        During the year ended December 31, 2009, the Company re-priced options granted to 62 employees with an exercise price of $4.56 per share and granted new options at a fair value of $3.06 per share to vest over four years. The incremental expense of $541 relating to such re-pricing of options is being recorded over the new vesting term of the options.

Restricted Stock Units

        In December 2011, the Company assumed NextPage's 2007 Stock Plan (the "2007 Plan"). Under the 2007 Plan, the Company assumed 23 RSUs, which remain subject to their original terms and conditions.

        During the year ended December 31, 2011, the Company acquired NextPage, Inc. and assumed the RSUs granted to certain employees. The fair value of each unit is based on the fair value of the Company's common stock on the date of assumption. A summary of the status of RSUs awarded and unvested under the stock option plans as of December 31, 2011 is presented below (in thousands, except per share amounts):

	RSUs Outstanding
	Number of Shares	Granted Fair Value Per Unit
Awarded and unvested at January 1, 2011	—
Awards assumed	23	$7.98
Awards vested	(15)	7.98
Awards forfeited	—	7.98

Awarded and unvested at December 31, 2011	8	$7.98

        As of December 31, 2011, there was $58 of unamortized stock-based compensation expense related to unvested RSUs, which are expected to be recognized over a weighted average period of 1.57 years.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

12. Net Loss per Share

        Our basic net loss per share of common stock is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. The weighted-average number of shares of common stock used to calculate our basic net loss per share of common stock excludes those shares subject to repurchase related to stock options that were exercised prior to vesting as these shares are not deemed to be issued for accounting purposes until they vest. The diluted net loss per share of common stock is computed by dividing the net loss using the weighted-average number of shares of common stock, excluding common stock subject to repurchase, and, if dilutive, potential shares of common stock outstanding during the period. Potentially dilutive shares of common stock consist of common stock subject to repurchase, stock options to purchase common stock, warrants to purchase convertible preferred stock (using the treasury stock method) and the conversion of our convertible preferred stock and convertible notes payable (using the "if converted" method).

        The following table presents the calculation of basic and diluted net loss per share:

	Years Ended December 31,
	2009	2010	2011
Numerator:
Net loss	$(19,738)	$(20,865)	$(20,141)

Denominator:
Weighted average number of common shares used in computing basic and diluted net loss per share	3,212	3,575	4,005

Net loss per common share
Basic and diluted net loss per share	$(6.14)	$(5.84)	$(5.03)

        The following table presents the potentially dilutive common shares outstanding that were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been anti-dilutive:

	Years Ended December 31,
	2009	2010	2011
Convertible preferred stock	38,804	39,086	39,134
Stock options to purchase common stock	7,854	9,711	10,705
Common stock subject to repurchase	7	5	6
Convertible preferred stock warrants	78	78	—
Common stock warrants	2	2	2

Total	46,745	48,882	49,847

13. Pro Forma Net Loss per Share (unaudited)

        Pro forma basic and diluted net loss per share of common stock has been computed to give effect to the conversion of the convertible preferred stock into common stock as of the later of January 1, 2011 or the issuance date. As discussed in Note 9, the warrants to purchase preferred stock were exercised on a net settlement basis in August 2011. For purposes of this pro forma presentation of basic and diluted net loss per share of common shares (unaudited), the Company has assumed that the

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

13. Pro Forma Net Loss per Share (unaudited) (Continued)

preferred stock warrants were exercised on a net settlement basis on January 1, 2011. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains and losses resulting from remeasurements of the convertible preferred stock warrant liability.

        The following table sets forth the computation of our pro forma basic and diluted net loss per share of common stock (unaudited) (in thousands, except for share amounts):

Year Ended December 31, 2011
Net loss	$(20,141)
Change in fair value of convertible preferred stock warrant liability	(66)

Net loss used in computing pro forma net loss per share, basic and diluted	$(20,207)

Shares used in computing net loss per share, basic and diluted	4,005
Pro forma adjustments to reflect conversion of convertible preferred stock including preferred stock issued upon conversion of preferred stock warrants	19,567

Pro forma shares used in computing pro forma net loss per share, basic and diluted	23,572

Pro forma net loss per share, basic and diluted	$(0.86)

14. Segment Reporting

        Operating segments are reported in a manner consistent with the internal reporting supported and defined by the components of an enterprise about which separate financial information is available, provided and is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its chief executive officer. The Company's chief executive officer reviews financial information presented on a consolidated basis and as a result, the Company concluded that there is only one operating and reportable segment.

        The following sets forth total revenue and long-lived assets by geographic area. Revenue by geography is based upon the billing address of the customer.

	Year Ended December 31,
	2009	2010	2011
Total revenue:
United States	$37,172	$51,623	$65,044
Rest of World	11,356	13,167	16,794

Total revenue	$48,528	$64,790	$81,838

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

14. Segment Reporting (Continued)

	Year Ended December 31,
	2010	2011
Long-lived assets:
United States	$3,631	$5,198
Rest of World	999	2,155

Total long-lived assets	$4,630	$7,353

15. Income Taxes

        The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be reversed.

        The domestic and foreign components of loss before provision for income taxes were as follows for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
Domestic	$(16,520)	$(18,157)	$(17,565)
Foreign	(2,985)	(2,465)	(2,206)

Loss before provision for income taxes	$(19,505)	$(20,622)	$(19,771)

        The expense for income taxes is comprised of:

	Year Ended December 31,
	2009	2010	2011
Current tax expense:
Federal	$—	$—	$—
State	37	78	52
Foreign	196	165	318

Total current	233	243	370

Deferred tax expense:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—

Total deferred	—	—	—

Total tax expense	$233	$243	$370

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

15. Income Taxes (Continued)

        The reconciliation of income tax expense at the statutory federal income tax rate of 34% to the income tax provision included in the statement of operations for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Year Ended December 31,
	2009	2010	2011
Tax at federal statutory rate	$(6,632)	$(7,011)	$(6,722)
Foreign income tax rate differential	12	132	219
State, net of federal benefit	(805)	(804)	(821)
Stock compensation charges	566	677	1,091
Other permanent items	142	171	849
Provision to return & other	—	(2)	850
Research and development credits	(1,026)	(1,320)	(1,427)
Uncertain tax positions	256	272	1,004
Valuation allowance	7,720	8,128	5,327

Total tax expense	$233	$243	$370

        Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryovers and the temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows for the years ended December 31, 2010 and 2011:

	Year Ended December 31,
	2010	2011
Deferred Tax Assets:
Net operating loss carryforwards	$38,973	$48,828
Tax credit carryforwards	4,566	6,667
Deferred revenue	11,453	7,545
Fixed assets	1,329	523
Accruals and other	2,885	3,276

Total deferred tax assets	59,206	66,839
Deferred Tax Liabilities:
Intangibles	(2,576)	(1,857)

Valuation allowance	(56,630)	(64,982)

Net deferred tax assets	$—	$—

        The Company records net deferred tax assets to the extent that Company believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

15. Income Taxes (Continued)

        Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by approximately $5,600, $8,200 and $6,400 during the years ended December 31, 2009, 2010 and 2011, respectively.

        As of December 31, 2010 and 2011, the Company had net operating loss and research and development credit carryforwards for federal income tax purposes of $115,300 and $3,200, respectively. The federal net operating losses will begin to expire in the year 2018 and the federal research and development credits will begin to expire in the year 2022. As of December 31, 2010 and 2011, the Company had net operating loss and research and development credit carryforwards for state income tax purposes of approximately $91,400 and $3,800, respectively. The state net operating losses expire in the year 2031 and the state research and development credits will carryforward indefinitely. In addition, as of December 31, 2011, the Company had net operating losses and research and development credit carryforwards in its non-US locations of approximately $8,300 and $1,700, respectively. The non-US net operating loss carryforwards will begin to expire in the year 2027 and the non-US research and development credit will begin to expire in the year 2025.

        Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. An analysis was conducted through 2009 to determine whether an ownership change had occurred since inception. The analysis indicated that although an ownership change occurred in a prior year, the net operating losses and research and development credits would not expire before utilization. In the event the Company has subsequent changes in ownership, net operating losses and research and development credit carryovers could be limited and may expire unutilized.

        In July 2006, the FASB issued guidance, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with ASC 740. The guidance provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the guidance and in subsequent periods. ASC 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the guidance effective January 1, 2009, and as a result of the implementation, the Company recognized an $820 increase in its unrecognized tax benefits. There was no increase in the January 1, 2009 balance of accumulated deficit since the benefit related to attribute carryovers for which the related deferred tax assets were subject to a full valuation allowance.

        The Company recognizes interest and penalties related to uncertain tax positions within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet. As of December 31, 2009 and as of December 31, 2010, the Company had no accrued interest or penalties related to the tax contingencies. As of December 31, 2011, the Company accrued interest and penalties of $5 as a component of income tax expense related to tax contingencies and has $5 of interest and penalties recorded as a long term income tax liability.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

15. Income Taxes (Continued)

        As of December 31, 2009 and December 31, 2010, the Company had no recorded unrecognized tax benefits that if recognized, would benefit the Company's effective tax rate. As of December 31, 2011, the Company has recorded unrecognized tax benefits of $85 that if recognized, would benefit the Company's effective tax rate.

        The Company does not anticipate that the amount of unrecognized tax benefits relating to tax positions existing at December 31, 2011 will significantly increase or decrease within the next twelve months.

        Because of net operating loss and credit carryforwards, all of the Company's tax years dating to inception in 2002 remain open to tax examination in all major tax jurisdictions.

        The aggregate changes in the balance of gross unrecognized tax benefits were as follows:

Beginning balances as of January 1, 2009	$820
Increase in balances related to tax positions taken during the current period	323

Ending balance as of December 31, 2009	1,143
Increase in balances related to tax positions taken during the current period	321

Ending balance as of December 31, 2010	1,464

Increase in balances related to tax positions taken during the current period	651
Increase in balances related to tax positions taken during the prior period	411

Ending balance as of December 31, 2011	$2,526

        U.S. income and foreign withholding taxes associated with the repatriation of earning of foreign subsidiaries have not been provided on undistributed earnings for certain foreign subsidiaries. The Company intends to reinvest these earnings indefinitely outside the United States. As of December 31, 2011, the Company estimates that no material additional U.S. income taxes would have to be provided if these earnings were repatriated back to the United States as substantially all earnings from its foreign subsidiaries are previously taxed income. As of December 31, 2011, the Company estimates that approximately $155 of foreign withholding tax would have to be provided if these earnings were repatriated back to the United States.

16. Subsequent Events

        The Company accounts for and discloses subsequent events in accordance with ASC 855, Subsequent Events ("ASC 855"). ASC 855 requires a Company to account for and disclose events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In accordance with the guidance, the Company evaluated events through February 29, 2012, the date the consolidated financial statements for the year ended December 31, 2011 were available to be issued. For the reissuance of the consolidated financial statements, such evaluation was performed through April 2, 2012.

Proofpoint, Inc.
Notes to Consolidated Financial Statements (Continued)
(dollars and share amounts in thousands, except per share amounts)

16. Subsequent Events (Continued)

Issuance of Stock Options

        On January 23, 2012, the Board of Directors approved the issuance of options to purchase 837 shares of common stock at an exercise price of $7.98.

2002 Stock Option Plan

        On January 23, 2012, the Board of Directors approved an increase to the plan of 1,617 shares of the Company's common stock. Total shares available for issuance under the plan are 16,220.

17. Subsequent Events (Unaudited)

2012 Equity Incentive Plan

        On March 30, 2012, the Board of Directors approved the 2012 Equity Incentive Plan (the "2012 Equity Plan"), which subject to shareholder approval, will become effective on the first day that the Company's common stock is publicly traded. A total of 4,096 shares of the Company's common stock are initially reserved for future issuance under the 2012 Equity Plan. The number of shares available for grant and issuance under the 2012 Equity Plan will be increased automatically on January 1 of each of 2013 through 2016 by an amount equal to 5% of the Company's shares outstanding on the immediately preceding December 31, but not to exceed 3,724 shares, unless the Board of Directors, in its discretion, determines to make a smaller increase.

2012 Employee Stock Purchase Plan

        On March 30, 2012, the Board of Directors approved the 2012 Employee Stock Purchase Plan (the "ESPP"), which subject to shareholder approval, will become effective on the first day that the Company's common stock is publicly traded. A total of 745 shares of the Company's common stock are initially reserved for future issuance under the ESPP. The number of shares reserved for issuance under the ESPP will increase automatically on January 1 of each of the first eight years commencing with 2013 by the number of shares equal to 1% of the Company's shares outstanding on the immediately preceding December 31, but not to exceed 1,490 shares, unless the Board of Directors, in its discretion, determines to make a smaller increase.

proofpoint™

cloud-based solutions for

threat protection | compliance | archiving & governance | secure communication

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

SEC registration fee	$9,805
FINRA filing fee	9,056
NASDAQ Global Market listing fee	25,000
Printing and engraving	200,000
Legal fees and expenses	950,000
Accounting fees and expenses	850,000
Blue sky fees and expenses	5,000
Transfer agent and registrar fees and expenses	11,000
Miscellaneous	75,000

Total	$2,134,861

ITEM 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or Securities Act.

        As permitted by the Delaware General Corporation Law, the Registrant's restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to the Registrant or its stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends, stock purchases or redemptions); or

  •
  for any transaction from which the director derived an improper personal benefit.

        As permitted by the Delaware General Corporation Law, the Registrant's restated bylaws provide that:

  •
  the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

  •
  the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

  •
  the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

  •
  the rights conferred in the bylaws are not exclusive.

        Prior to the closing of the offering that is the subject of this Registration Statement, the Registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer or employee of the Registrant regarding which indemnification is sought. Reference is also made to Section 8 of the Underwriting Agreement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant's restated certificate of incorporation and restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers is sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act.

        The Registrant has directors' and officers' liability insurance for securities matters.

        Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.01
Form of Restated Certificate of Incorporation of the Registrant	3.02
Form of Restated Bylaws of the Registrant	3.04
Fourth Amended and Restated Investors' Rights Agreement by and among the Registrant and the investors named therein	4.02
Form of Indemnity Agreement	10.01

ITEM 15.    Recent Sales of Unregistered Securities.

        Since January 1, 2009, the Registrant has issued and sold the following securities:

  1.
  On October 20, 2009, the Registrant sold an aggregate of 939,850 shares of its Series F preferred stock at a purchase price of $5.32 per share for an aggregate purchase price of $5,000,002 to three venture capital funds affiliated with the Registrant that were already shareholders of the Registrant.

  2.
  On October 21, 2009, the Registrant acquired Everyone.net, Inc. In connection with that acquisition the Registrant issued an aggregate of 187,970 shares of its Series F preferred stock to five venture capital or investment funds, one family trust, and one individual who were former shareholders and/or noteholders of Everyone.net, Inc.

  3.
  On May 25, 2010, the Registrant sold an aggregate of 281,955 shares of its Series F preferred stock at a purchase price of $5.32 per share for an aggregate purchase price of $1,500,000 to one venture capital fund.

  4.
  Since January 1, 2009 through March 31, 2012, the Registrant has issued options to its employees, consultants, other service providers and directors to purchase an aggregate of 9,586,925 shares of its common stock under the Registrant's 2002 Stock Option/Stock Issuance Plan.

  5.
  Since January 1, 2009 through March 31, 2012, the Registrant has issued 2,498,101 shares of its common stock to its employees, directors, officers, consultants and/or other service providers upon exercise of options granted by the Registrant under the Registrant's 2002 Stock

    Option/Stock Issuance Plan, with exercise prices ranging from $0.10 to $7.98 per share, for an aggregate purchase price of $4,205,802.22.

  6.
  On June 23, 2011, the Registrant issued 48,886 shares of its Series B preferred stock upon exercise of warrants issued by the Registrant in connection with a loan and security agreement entered into as of June 23, 2004.

  7.
  On December 23, 2011 the Registrant acquired NextPage, Inc. In connection with that acquisition, the Registrant issued an aggregate of 677,425 shares of its common stock to three venture capital or investment funds, three family trusts or retirement accounts, and four individuals who were former stockholders and/or warrantholders of NextPage. 101,609 of such shares of common stock were held back by the Registrant and will be released to the former stockholders and/or warrantholders on or about the one year anniversary of the acquisition, subject to reduction for such holders' indemnification obligations. In addition, the Registrant assumed RSUs covering 22,561 shares of common stock that were outstanding at the time of the acquisition under the NextPage, Inc. 2007 Stock Plan.

  8.
  In April 2012, pursuant to the provisions of the Registrant's certificate of incorporation, holders of more than 66 2/3% of the Registrant's outstanding convertible preferred stock elected to convert all of the outstanding shares of convertible preferred stock into an aggregate of 19,567,258 shares of common stock, effective immediately prior to the completion of the Registrant's initial public offering.

        The sales of the securities described in paragraphs (1) - (3), and paragraph (7) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act. The recipients of the securities in these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All such recipients represented that they were accredited investors or, together with their purchaser representative, otherwise satisfied applicable requirements. The issuances and sales of the securities described in paragraphs (4) - (5) above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The issuance described in paragraph 8 was deemed to be exempt from registration under the Securities Act in reliance upon Section 3(a)(9) of the Securities Act, as the convertible preferred stock will be exchanged by the Registrant with its existing security holders exclusively and no commission or other remuneration has been or will be paid or given directly or indirectly for soliciting such exchange. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

ITEM 16.    Exhibits and Financial Statement Schedules.

  (a)    Exhibits.

        See Exhibit Index immediately following the Signature Pages.

  (b)    Financial Statement Schedules.

        All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant's consolidated financial statements or related notes.

ITEM 17.    Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

        (1)   for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   for the purpose of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on April 19, 2012.

PROOFPOINT INC.
By:	/s/ GARY STEELE Gary Steele Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this amendment to Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Name	Title	Date

/s/ GARY STEELE Gary Steele	Chief Executive Officer (principal executive officer)	April 19, 2012
/s/ PAUL AUVIL Paul Auvil	Chief Financial Officer (principal financial and accounting officer)	April 19, 2012
* Anthony Bettencourt	Director	April 19, 2012
* Dana Evan	Director	April 19, 2012
* Jonathan Feiber	Director	April 19, 2012
* Eric Hahn	Director	April 19, 2012
* Kevin Harvey	Director	April 19, 2012

Name	Title	Date

* Philip Koen	Director	April 19, 2012
* Rob Ward	Director	April 19, 2012

*By:	/s/ PAUL AUVIL Paul Auvil Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Exhibit Title
1.01	†	Form of Underwriting Agreement.
3.01	†	Amended and Restated Certificate of Incorporation of the Registrant, as amended.
3.02	†	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering.
3.03	†	Bylaws of the Registrant.
3.04	†	Form of Restated Bylaws of the Registrant, to be effective upon closing of this offering.
4.01	†	Form of Registrant's common stock certificate.
4.02	†	Fourth Amended and Restated Investors' Rights Agreement by and among the Registrant and the investors named therein of the Registrant dated February 19, 2008.
5.01	†	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
10.01	†	Form of Indemnity Agreement.
10.02	†	2002 Stock Option/Stock Issuance Plan and form of option grant.
10.03	†	2012 Equity Incentive Plan and form of grant agreements.
10.04	†	2012 Employee Stock Purchase Plan.
10.05	†	Lease Agreement between Registrant and Hines VAF No Cal Properties, L.P., dated as of March 28, 2011, as amended July 28, 2011.
10.06	†	Loan and Security Agreement, dated as of April 19, 2011, as amended May 19, 2011, between the Registrant and Silicon Valley Bank.
10.07	†	Offer Letter to Gary Steele from the Registrant, dated November 17, 2002.
10.08	†	Offer letter to Paul Auvil from the Registrant, dated March 9, 2007.
10.09	†	Offer Letter to Tom Cooper from the Registrant, dated November 5, 2010.
10.10	†	Offer letter to Wade Chambers from the Registrant, dated November 3, 2008.
10.11	†	Offer letter to David Knight from the Registrant, dated March 14, 2011.
10.12	†	Proofpoint Executive Bonus Plan—FY 2010.
10.13	†	Proofpoint Executive Bonus Plan—FY 2011.
21.01	†	Subsidiaries of Registrant.
23.01	†	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
24.01	†	Power of Attorney.
24.02	†	Power of Attorney of Anthony Bettencourt.

†
Previously filed.